EXHIBIT (a)(1)(A)
Offer to Purchase for Cash
All Outstanding Shares of Common Stock

of

Bankrate, Inc.

by

BEN Merger Sub, Inc.,

a wholly-owned subsidiary of

BEN Holdings, Inc.

at

$28.50 Net per Share

THE OFFER (AS DEFINED HEREIN) AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON AUGUST 24, 2009, UNLESS THE OFFER IS EXTENDED. BANKRATE SHARES TENDERED PURSUANT TO THIS OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE OF THE OFFER.

Pursuant to an Agreement and Plan of Merger, dated as of July 22, 2009 (the “Merger Agreement”), by and among BEN Holdings, Inc., a Delaware corporation (“Parent”), BEN Merger Sub, Inc., a Florida corporation and a wholly-owned subsidiary of Parent (“Purchaser”), and Bankrate, Inc., a Florida corporation (“Bankrate”), Purchaser is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Bankrate at a price of $28.50 per share, net to the seller in cash, without interest, less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this offer to purchase (the “Offer to Purchase”) and the letter of transmittal enclosed with this Offer to Purchase (the “Letter of Transmittal”), which, together with any amendments or supplements, collectively constitute the “Offer” described in this Offer to Purchase. The Offer is being made pursuant to the Merger Agreement, pursuant to which, following the purchase by Purchaser of Bankrate shares in the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement including compliance with Florida law, Purchaser will be merged with and into Bankrate (the “Merger”), with Bankrate surviving the Merger as a wholly-owned subsidiary of Parent. As a result of the Merger, each outstanding Bankrate share (other than Bankrate shares owned by Parent, Purchaser, Bankrate or any direct or indirect wholly-owned subsidiary of Parent, Purchaser or Bankrate, or by any shareholder of Bankrate who is entitled to and properly exercises appraisal rights under Florida law or any Bankrate shares identified as rollover shares pursuant to Non-Tender and Support Agreements between Parent, Purchaser and certain shareholders of Bankrate (the “Support Agreements”) will be converted into the right to receive the Offer Price.

The Bankrate board of directors has unanimously: (1) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair and advisable to and in the best interests of Bankrate and Bankrate’s shareholders; (2) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in all respects; (3) subject to the terms and conditions of the Merger Agreement, recommended that Bankrate’s shareholders accept the Offer, tender their Bankrate shares to Purchaser pursuant to the Offer and, if required, approve and adopt the Merger and the Merger Agreement; and (4) approved the execution, delivery and performance of the Merger Agreement by and on behalf of Bankrate and the consummation of the transactions contemplated thereby, including the Offer and the Merger. Accordingly, Bankrate’s board of directors believes that the Offer and the Merger are fair to all of Bankrate’s shareholders, including unaffiliated shareholders, and unanimously recommends that the shareholders of Bankrate accept the Offer and tender their Bankrate shares to Purchaser in the Offer and, if required, vote to approve the Merger and the Merger Agreement.

The Offer is conditioned upon, among other things, there being validly tendered in accordance with the terms of the Offer and not withdrawn prior to 12:00 midnight, New York City time, on August 24, 2009 (the “Expiration Date” (unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire) at least a majority of the outstanding Bankrate shares, which is the minimum number of Bankrate shares required to approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement pursuant to the organizational documents of Bankrate and the Florida Business Corporation Act (the “FBCA”). The foregoing condition is referred to as the “Minimum Condition.” The Minimum Condition may be waived by Purchaser, at its sole option, (i) if the number of Bankrate shares validly tendered and not withdrawn shall be at least equal to the difference between (x) a majority of the outstanding Bankrate shares, which is the minimum number of Bankrate shares required to approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement pursuant to the organizational documents of Bankrate and the FBCA, less (y) the number of Bankrate shares subject to Support Agreements or (ii) with the prior written consent of Bankrate. The Offer is also subject to other conditions described in Section III. 12 (Conditions to the Offer) of this Offer to Purchase.

IMPORTANT

If you desire to tender all or any portion of your Bankrate shares to Purchaser in the Offer you should either (i) complete and sign the Letter of Transmittal (or a photocopy of it) for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal (having your signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal), mail or deliver the Letter of Transmittal (or a photocopy of it) and any other required documents to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), and either deliver the certificates representing such Bankrate shares (the “Certificates”) to the Depositary along with the Letter of Transmittal (or a photocopy of it) or tender such Bankrate shares by book-entry transfer by following the procedures described in Section III. 3 (Procedures for Tendering Bankrate Shares) of this Offer to Purchase, in each case prior to the Expiration Date or (ii) request your broker, dealer, bank, trust company or other nominee to effect the transaction for you. If your Bankrate shares are registered in the name of a broker, dealer, bank, trust company or other nominee, then you must contact that institution in order to tender such Bankrate shares to Purchaser in the Offer.

If you desire to tender Bankrate shares to Purchaser in the Offer and your Certificates representing such Bankrate shares are not immediately available, or you cannot comply in a timely manner with the procedures for tendering Bankrate shares by book-entry transfer, or you cannot deliver all required documents to the Depositary prior to the Expiration Date, you may tender such Bankrate shares to Purchaser in the Offer by following the procedures for guaranteed delivery described in Section III. 3 (Procedures for Tendering Bankrate Shares) of this Offer to Purchase.

Questions regarding the Offer, and requests for assistance in connection with the Offer, may be directed to Innisfree M&A Incorporated, the information agent for the Offer (the “Information Agent”) at the address and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery enclosed with this Offer to Purchase (the “Notice of Guaranteed Delivery”) and other related materials may be obtained from the Information Agent.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

This transaction has not been approved or disapproved by the Securities and Exchange Commission (the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of such transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Shareholders May Call Toll-Free: (888) 750-5834
Banks and Brokers May Call Collect: (212) 750-5833

TABLE OF CONTENTS

Page

SUMMARY TERM SHEET	1
I. SPECIAL FACTORS	10
1. Background of the Offer	10
2. The Support Agreements	15
3. Position of Bankrate Regarding the Fairness of the Offer and the Merger	17
4. Position of the Disinterested Directors Regarding the Fairness of the Offer and the Merger	18
5. Position of the Support Executives as to Fairness	18
6. Purposes and Reasons of Parent, Purchaser and the Apax VII Funds and the Other Apax Entities	19
7. Position of Parent, Purchaser, the Apax VII Funds and the Other Apax Entities as to Fairness	19
8. Certain Effects of the Offer and the Merger	21
9. Purposes, Reasons and Plans for Bankrate After the Merger	22
10. Interests of Bankrate’s Directors and Executive Officers in the Offer and the Merger	23
11. Certain Relationships Between Parent or Purchaser and Bankrate	28
12. Security Ownership of Certain Beneficial Owners and Management	28
13. The Merger Agreement	28
14. Appraisal Rights	42
15. Management Fees Following the Effective Time of the Merger	42
II. INTRODUCTION	44
III. THE TENDER OFFER	46
1. Terms of the Offer; Expiration Date	46
2. Acceptance for Payment and Payment for Bankrate Shares	47
3. Procedures for Tendering Bankrate Shares	48
4. Withdrawal Rights	50
5. Material United States Federal Income Tax Consequences of the Offer and the Merger	51
6. Price Range of Bankrate Shares; Dividends on Bankrate Shares	54
7. Effects on the Company if the Offer is Not Consummated	55
8. Possible Effects of the Offer on the Market for the Bankrate Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations	55
9. Certain Information Concerning Bankrate	56
10. Certain Information Concerning Purchaser and Parent	58
11. Source and Amount of Funds	59
12. Conditions to the Offer	60
13. Dividends and Distributions	62
14. Certain Legal Matters; Regulatory Approvals	62
15. Fees and Expenses	65
16. Miscellaneous	66
SCHEDULE A DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER, PARENT AND CONTROLLING ENTITIES	S-1
Annex A Agreement and Plan of Merger	A-1

SUMMARY TERM SHEET

We are BEN Merger Sub, Inc., a Florida corporation and a wholly-owned subsidiary of BEN Holdings, Inc., and we are offering to purchase all of the outstanding Bankrate, Inc. (“Bankrate”) shares. The following are some of the questions you, as a shareholder of Bankrate, may have about our offer to purchase all of the outstanding Bankrate shares upon the terms and conditions set forth in this offer to purchase (the “Offer to Purchase”) and the letter of transmittal enclosed with this Offer to Purchase (the “Letter of Transmittal”) which, together with any amendments or supplements collectively constitute the “Offer” described in this Offer to Purchase and our answers to those questions. This section entitled the Summary Term Sheet (the “Summary Term Sheet”) provides important and material information about our Offer that is described in more detail elsewhere in this Offer to Purchase, but this Summary Term Sheet may not include all of the information about our Offer that is important to you. We urge you to carefully read the remainder of this Offer to Purchase and the Letter of Transmittal for our Offer. We have included cross-references in this Summary Term Sheet to other sections of this Offer to Purchase to direct you to the sections of this Offer to Purchase in which a more complete description of the topics covered in this Summary Term Sheet appear.

Who is offering to buy my Bankrate shares?

Our name is BEN Merger Sub, Inc. (“Purchaser”). We are a Florida corporation organized as a wholly-owned subsidiary of BEN Holdings, Inc., a Delaware corporation (“Parent”), for the sole purpose of making a tender offer for the outstanding Bankrate shares and completing the process by which Purchaser will be merged with and into Bankrate (the “Merger”). Parent is a wholly-owned subsidiary of Ben Holding S.à.r.l. (“Ben Holding”), which is beneficially owned by Apax US VII, L.P. (“Apax US VII Fund”), Apax Europe VII-A, L.P., Apax Europe VII-B, L.P. and Apax Europe VII-1, L.P. (“Apax Europe VII Funds,” and together with Apax US VII Fund, the “Apax VII Funds”). Apax Partners, L.P. (i) is an advisor to Apax US VII Fund under an investment advisory agreement with Apax US VII Fund, (ii) is an advisor to Apax Europe VII Funds, which is an advisor to Apax Partners Europe Managers Limited, the discretionary investment manager to the Apax Europe VII Funds, under separate investment advisory contracts, and (iii) does not have the power to direct investments of any of the Apax VII Funds (Apax Partners, L.P., in such capacities described above, is referred to as “Apax”). Apax US VII GP, L.P., a Cayman Islands exempted limited partnership, Apax Europe VII GP L.P. Inc., a Guernsey incorporated limited partnership, Apax US VII GP, Ltd., a Cayman Islands exempted limited company, Apax Europe VII GP Co. Limited, a Guernsey incorporated company and Apax Partners Europe Managers Limited, a company constituted under English company law (collectively, the “Other Apax Entities”), are general partners and/or controlling entities of the Apax VII Funds. See Introduction and Section III. 10 (Certain Information Concerning Purchaser and Parent) of this Offer to Purchase for more information.

How many Bankrate shares are you offering to purchase?

We are making an offer to purchase all of the outstanding Bankrate shares. As of August 7, 2009, there were (i) 19,164,128 Bankrate shares, including 262,499 shares of restricted common stock of Bankrate and (ii) 2,600,534 options to purchase Bankrate shares, issued and outstanding. The holders of all of the Bankrate shares (other than Bankrate shares held by persons who entered into Support Agreements, totaling 4,310,467 shares as of such date), holders of the shares of restricted common stock (other than Bankrate shares subject to Support Agreements) and holders of Bankrate shares purchased upon exercise of options (other than the options to purchase 1,547,500 shares which are subject to the Support Agreements) will have the right to tender their shares in the Offer. As of August 7, 2009, all of the restricted common stock of Bankrate were subject to Support Agreements. See Introduction and Section III. 1 (Terms of the Offer; Expiration Date) of this Offer to Purchase for more information.

How much are you offering to pay for my Bankrate shares, what is the form of payment, and will I have to pay any fees or commissions if I tender my Bankrate shares in your Offer?

We are offering to pay $28.50 per share, net to you, in cash, without interest and less any applicable withholding taxes (the “Offer Price”), for each Bankrate share that you own. If you are the record owner of your Bankrate shares and you tender them in our Offer, you will not have to pay any brokerage fees or similar expenses to do so. If you own your Bankrate shares through a broker or other nominee, and your broker tenders your Bankrate shares in our Offer on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether it will charge you a fee for tendering your Bankrate shares in our Offer. See Introduction and Section III. 1 (Terms of the Offer; Expiration Date) of this Offer to Purchase for more information.

Do you have the financial resources to pay for all of the Bankrate shares that you are offering to purchase?

Yes. We estimate that the total amount of funds necessary to purchase all Bankrate shares in the Offer or the Merger and to complete the related transactions, including the payment of fees and expenses in connection with the Offer and the Merger, will be approximately $612.0 million, which we expect will be funded by equity and/or debt financing provided by the Apax VII Funds. Parent has received commitments from the Apax VII Funds totaling $570.8 million, and the Apax VII Funds have available to them sufficient funds to honor those commitments. The difference of approximately $41.2 million will be used to pay various fees and expenses related to the Offer and the Merger and will be funded from Bankrate’s cash on hand. Funding of the financing is subject to the satisfaction of the conditions set forth in the commitment letters pursuant to which the financing will be provided. See Section I. 2 (The Support Agreements) and Section III. 11 (Source and Amount of Funds) of this Offer to Purchase for more information.

How long do I have to tender my Bankrate shares in your Offer?

Unless we extend our Offer following completion of the initial Offer as described below, you will have until 12:00 midnight, New York City time, on August 24, 2009, (the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement (as defined below), in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire) to tender your Bankrate shares in our Offer. If you cannot deliver everything that is required to tender your Bankrate shares by that time, you may be able to use a guaranteed delivery procedure to tender your Bankrate shares, as described in Section III. 3 (Procedures for Tendering Bankrate Shares) of this Offer to Purchase. As of the date of this Offer to Purchase, we have no intention to extend the Offer.

Why are you making the Offer?

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 22, 2009 (the “Merger Agreement”), pursuant to which, following the purchase by Purchaser of Bankrate shares in the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, Purchaser will be merged with and into Bankrate, with Bankrate surviving the Merger as a wholly-owned subsidiary of Parent. For Parent and Purchaser, the purpose of the Offer and the Merger is to effectuate the transactions contemplated by the Merger Agreement. For the Apax VII Funds and the Other Apax Entities, the purpose of the Offer and the Merger is to benefit from any future earnings and growth of Bankrate after the Merger. See Section I. 6 (Purposes and Reasons of Parent, Purchaser and the Apax VII Funds and the Other Apax Entities).

What are the most significant conditions to your Offer?

Under the terms of the Merger Agreement, we are not obligated to purchase any Bankrate shares that are tendered in our Offer unless, prior to the Expiration Date, there have been validly tendered in accordance with the terms of the Offer and not withdrawn prior to the Expiration Date at least a majority of the outstanding Bankrate shares, which is the minimum number of Bankrate shares required to approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement pursuant to the organizational documents of Bankrate and the Florida Business Corporation Act (the “FBCA”). The foregoing condition is referred to as the “Minimum Condition.” The Minimum Condition may be waived by Purchaser, at its sole option, (i) if the number of Bankrate shares validly tendered and not withdrawn shall be at least equal to the difference between (x) a majority of the outstanding Bankrate shares, which is the minimum number of Bankrate shares required to approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement pursuant to the organizational documents of Bankrate and the FBCA, less (y) the number of Bankrate shares subject to Non-Tender and Support Agreements between Parent, Purchaser and certain Shareholders of Bankrate (the “Support Agreements”) or (ii) with the prior written consent of Bankrate. The Offer is also subject to other conditions described in Section III. 12 (Conditions to the Offer) of this Offer to Purchase.

Our Offer is not subject to any financing contingencies, but it is subject to a number of other conditions, including conditions with respect to the expiration or termination of the waiting period applicable to our acquisition of Bankrate shares in connection with the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the accuracy of Bankrate’s representations and warranties set forth in the Merger Agreement subject to materiality and material adverse effect qualifications, Bankrate’s compliance in all material respects with its covenants set forth in the Merger Agreement, Bankrate’s board of directors not having withdrawn its recommendation with respect to our Offer and the Merger, the absence of certain legal impediments to our Offer or the Merger, the absence of any material adverse effect with respect to Bankrate, and the absence of certain legal proceedings involving a governmental body related to our Offer or the Merger. See Section III. 12 (Conditions to the Offer) of this Offer to Purchase for more information about these and other conditions to our Offer.

Purchaser has reserved the right to increase the amount of consideration payable in the Offer and to waive any condition of the Offer, except the Minimum Condition. However, Purchaser may waive the Minimum Condition, at the sole option of Purchaser, if the sum of the number of Bankrate shares validly tendered and not withdrawn plus the number of Bankrate shares subject to the Support Agreements is at least equal to a majority of the outstanding Bankrate shares.

Under what circumstances can or must you extend your Offer?

We are required to extend our Offer beyond its initial Expiration Date:

•	for any period required by any rule or regulation of the Securities and Exchange Commission (the “SEC”); and

•	from time to time for one or more periods of up to 20 business days each, the length of each such period to be determined by Purchaser in its sole discretion, if at the scheduled Expiration Date any of the conditions of the Offer shall not have been satisfied or waived, until such time as such conditions are satisfied or waived to the extent permitted by the Merger Agreement, or the Merger Agreement is terminated in accordance with its terms.

In addition, we are permitted to (but not required to) extend our Offer beyond its initial Expiration Date, for a period of no more than 20 days in the aggregate, if at the scheduled Expiration Date less than 80% of the number of Bankrate shares then outstanding (including, for purposes of determining the 80% threshold, the number of Bankrate shares held by persons subject to the Support Agreements) have been validly tendered and not withdrawn. See Section III. 1 (Terms of the Offer; Expiration Date) of this Offer to Purchase for more information.

How will I be notified if you extend your Offer?

If we extend our Offer, we will inform Computershare Trust Company, N.A., the depositary of the Offer (the “Depositary”) of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which our Offer was previously scheduled to expire. See Section III. 1 (Terms of the Offer; Expiration Date) of this Offer to Purchase for more information.

How do I tender my Bankrate shares in your Offer?

To tender all or any portion of your Bankrate shares in our Offer, you must either deliver the Certificates representing your tendered Bankrate shares, together with the Letter of Transmittal (or a photocopy of it)

enclosed with this Offer to Purchase, properly completed and duly executed, with any required signature guarantees, and any other required documents, to the Depositary or tender your Bankrate shares using the book-entry procedure described in Section III. 3 (Procedures for Tendering Bankrate Shares), prior to the expiration of our Offer.

If you hold your Bankrate shares in street name through a broker, dealer, bank, trust company or other nominee and you wish to tender all or any portion of your Bankrate shares in our Offer, the broker, dealer, bank, trust company or other nominee that holds your Bankrate shares must tender them on your behalf through the Depositary.

If you cannot deliver the items that are required to be delivered to the Depositary by the expiration of our Offer, you may obtain additional time to do so by having a broker, bank or other fiduciary that is a member of the Securities Transfer Agent’s Medallion Program, the New York Stock Exchange Medallion Guarantee Program or the Stock Exchange Medallion Program (each, an “Eligible Institution”) guarantee that the missing items will be received by the Depositary within three Nasdaq Global Select Market trading days. You may use the notice of guaranteed delivery enclosed with this Offer to Purchase (the “Notice of Guaranteed Delivery”) for this purpose. To tender Bankrate shares in this manner, however, the Depositary must receive the missing items within such three trading day period. See Section III. 3 (Procedures for Tendering Bankrate Shares) of this Offer to Purchase for more information.

Can I withdraw Bankrate shares that I previously tendered in your Offer? Until what time may I withdraw previously tendered Bankrate shares?

Yes. You can withdraw some or all of the Bankrate shares that you previously tendered in our Offer at any time prior to the Expiration Date of our Offer. Further, if we have not accepted your Bankrate shares for payment by September 26, 2009, you can withdraw them at any time after September 26, 2009. Once we accept your tendered Bankrate shares for payment upon the expiration of our Offer, however, you will no longer be able to withdraw them. See Section III. 1 (Terms of the Offer; Expiration Date) and Section III. 4 (Withdrawal Rights) of this Offer to Purchase for more information.

How do I withdraw my previously tendered Bankrate shares?

To withdraw any Bankrate shares that you previously tendered in our Offer, you (or, if your Bankrate shares are held in street name, the broker, dealer, bank, trust company or other nominee that holds your Bankrate shares) must deliver a written notice of withdrawal (or a photocopy of one), with the required information, to the Depositary, while you still have the right to withdraw your Bankrate shares. See Section III. 1 (Terms of the Offer; Expiration Date) and Section III. 4 (Withdrawal Rights) of this Offer to Purchase for more information.

Has Bankrate’s board of directors approved your Offer?

Yes. Our Offer is being made pursuant to the Merger Agreement. Bankrate’s board of directors has unanimously:

•	determined that the terms of the Offer, the Merger Agreement and the other transactions contemplated by the Merger Agreement, are fair and advisable to and in the best interests of Bankrate and Bankrate’s shareholders;

•	approved the Merger Agreement and the transactions contemplated thereby, including our Offer and the Merger, in all respects;

•	subject to the terms and conditions of the Merger Agreement, resolved to recommend that Bankrate’s shareholders accept our Offer, tender their Bankrate shares to Purchaser pursuant to our Offer and, if required, approve and adopt the Merger Agreement and the Merger; and

•	approved the execution, delivery and performance of the Merger Agreement by and on behalf of Bankrate and the consummation of the transactions contemplated thereby, including the Offer and the Merger.

Accordingly, Bankrate’s board of directors unanimously recommends that you accept our Offer and tender your Bankrate shares pursuant to our Offer and, if required, vote your Bankrate shares in favor of the approval of the Merger and the Merger Agreement in accordance with applicable Florida law.

The full text of the recommendation and the factors considered by Bankrate’s board of directors in making the determinations and the recommendation described above are described in Bankrate’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which will be filed with the SEC and is being mailed to the shareholders of Bankrate together with this Offer to Purchase.

Have any of Bankrate’s officers and directors agreed to support the Merger?

Yes. Pursuant to the Support Agreements, certain executives and directors of Bankrate have agreed, (i) prior to the time at which Purchaser accepts for payment Bankrate shares pursuant to the Offer (the “Acceptance Time”) until the termination of the Merger Agreement, to vote for, and (ii) after the Acceptance Time until the earlier of the consummation of the Merger and the termination of the Merger Agreement, to appoint Parent proxy and attorney-in-fact to vote all of their securities subject to the Support Agreements for the approval and adoption of the Merger Agreement and the transactions contemplated thereby, and against other actions which could reasonably be expected to impede, delay or adversely affect the Offer or the Merger. See Section I. 2 (The Support Agreements).

What are your plans if you successfully complete your Offer but do not acquire all of the outstanding Bankrate shares in your Offer?

If we accept Bankrate shares for payment pursuant to our Offer and certain limited conditions to the Merger are satisfied including compliance with Florida law, promptly following such acceptance and compliance, we intend to merge with and into Bankrate so that Bankrate will become a wholly-owned subsidiary of Parent. As a result of that Merger, all of the outstanding Bankrate shares that are not tendered in our Offer, other than Bankrate shares identified as rollover shares pursuant to the terms of the Support Agreements, Bankrate shares that are owned by Parent, Bankrate or us (or any wholly-owned subsidiary of Parent, Bankrate or us) and any Bankrate shares that are owned by any shareholder of Bankrate who is entitled to and properly exercises appraisal rights under Florida law in respect of their Bankrate shares, will be cancelled and converted into the right to receive $28.50 per share in cash, without interest and less any applicable withholding taxes.

Our obligation to merge with Bankrate following the acceptance of Bankrate shares for payment pursuant to our Offer is conditioned on (a) the approval and adoption, if required, of the Merger Agreement by the requisite vote of Bankrate’s shareholders, (b) Purchaser having purchased Bankrate shares in the Offer, and (c) no court or governmental body having enacted, issued or entered any restraining order, preliminary or permanent injunction or similar order or legal restraint or prohibition which remains in effect that enjoins or otherwise prohibits consummation of the Merger. If we accept Bankrate shares for payment pursuant to our Offer, we will hold a sufficient number of Bankrate shares (when added to the number of Bankrate shares held by persons subject to the Support Agreements) to ensure any requisite adoption of the Merger Agreement by Bankrate shareholders under Florida law to complete the Merger. In addition, if we own at least 80% of the outstanding Bankrate shares, including as a result of exercising the Top-Up Option (as defined and described below), which under the terms and conditions of the Merger Agreement we may be required to do as described below, we will not be required to obtain shareholder approval to complete the Merger. See Section I. 13 (The Merger Agreement).

What is the Top-Up Option and when could it be exercised?

Bankrate has granted Purchaser the option (the “Top-Up Option”) to purchase, at a price per share equal to the Offer Price payable in our Offer, a number of newly issued Bankrate shares equal to the number of

Bankrate shares that, when added to the number of Bankrate shares owned by Parent and Purchaser, and any wholly-owned subsidiary of Parent or Purchaser, immediately prior to the time of exercise of the Top-Up Option, constitutes 80% plus 1 share of the total Bankrate shares that would be outstanding on a fully diluted basis immediately after the issuance of Bankrate shares pursuant to the Top-Up Option. The purchase price per share for any Bankrate shares purchased by Purchaser under the Top-Up Option would be equal to the price paid per share in the Offer. The purchase price may be paid by means of a promissory note, which we expect would be cancelled in connection with the Merger. The Top-Up Option will be exercised by Purchaser or Parent immediately after acceptance for payment by Purchaser of Bankrate shares pursuant to the Offer, if following such time of acceptance, Parent or Purchaser do not own at least 80% of the outstanding Bankrate shares. The Top-Up Option is subject to the absence of legal impediments to the exercise of the Top-Up Option, the sufficiency of authorized but unissued Bankrate shares, and Purchaser having accepted for payment and paid for all Bankrate shares tendered into the Offer and not validly withdrawn. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Purchaser to effect a “short-form” merger pursuant to applicable Florida law without a vote of Bankrate’s shareholders at a time when the approval of the Merger at a meeting of Bankrate’s shareholders would be assured in any case because of Purchaser’s control of a majority of the Bankrate shares following completion of the Offer. See Section I. 13 (The Merger Agreement) under the subheading “Top-Up Option”.

What are the effects of the Offer and the Merger on Bankrate?

The purchase of Bankrate shares pursuant to the Offer will reduce the number of Bankrate shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Bankrate shares held by the public.

The Bankrate shares are currently registered under the Securities Exchange Act of 1934 (the “Exchange Act”), but such registration may be terminated upon the application of Bankrate to the SEC if the Bankrate shares are not listed on a national securities exchange and there are fewer than 300 record holders of the Bankrate shares. Parent and Purchaser do not currently intend to take any action to terminate the registration of Bankrate’s shares under the Exchange Act prior to the Merger but such registration will be terminated following completion of the Merger and may be terminated after the Expiration Date of the Offer but before the completion of the Merger. The termination of registration of the Bankrate shares under the Exchange Act would substantially reduce the information required to be furnished by Bankrate to holders of Bankrate shares and to the SEC and would make certain provisions of the Exchange Act, inapplicable to Bankrate. In addition, the listing of Bankrate’s common stock on The Nasdaq Stock Market will be terminated upon completion of the Merger and, while Parent and Purchaser do not currently intend to take any action to terminate the listing of Bankrate’s common stock on The Nasdaq Stock Market prior to completion of the Merger, The Nasdaq Stock Market could take action to terminate the listing of Bankrate’s common stock if Bankrate ceases to satisfy applicable listing requirements.

In addition, after completion of the Offer, Bankrate expects to be eligible to elect “controlled company” status pursuant to NASDAQ Rule 5615(c), which means that Bankrate would be exempt from the requirement that Bankrate’s board of directors be composed of a majority of “independent directors” and the related rules covering the independence of directors with respect to determining compensation for Bankrate’s executive officers and nomination of directors for election to Bankrate’s board of directors.

Immediately following the effective time of the Merger, the entire equity in the surviving corporation will be held by Parent and Parent will be beneficially owned by the Apax VII Funds and by the Support Executives, as described in Section I. 10 (Interests of Bankrate’s Directors and Executive Officers in the Offer and the Merger), and, accordingly, the Apax VII Funds and the Support Executives will control Bankrate and, subject to future equity issuances to management under the Parent Equity Plan as described in Section I. 10 (Interests of Bankrate’s Directors and Executive Officers in the Offer and the Merger), will be the sole beneficiaries of Bankrate’s future earnings and growth and will bear the risks of its ongoing operations. See Section I. 8 (Certain Effects of the Offer and the Merger).

What are your plans for Bankrate after the Merger?

Parent and Purchaser expect that, following consummation of the Merger and the other transactions contemplated by the Merger Agreement, the operations of Bankrate will be conducted substantially as they currently are being conducted. Parent and Purchaser do not have any current intentions, plans or proposals to cause any other material changes in Bankrate’s business, other than in connection with Bankrate’s current strategic planning.

Nevertheless, Parent and the management and/or the board of directors of the surviving corporation may initiate a review of the surviving corporation to determine what changes, if any, would be desirable following the Offer and the Merger to enhance the business and operations of the surviving corporation and may cause the surviving corporation to engage in certain extraordinary corporate transactions, such as reorganizations, mergers or sales or purchases of assets, if the management and/or board of directors of the surviving corporation decides that such transactions are in the best interest of the surviving corporation upon such review. See Section I. 9 (Purposes, Reasons and Plans for Bankrate after the Merger).

Do any of the directors and officers of Bankrate have interests that differ from the interests of other shareholders?

Yes. Under the Merger Agreement, except as otherwise agreed between Bankrate and the executives party to the Support Agreements, each option to acquire Bankrate shares that is outstanding immediately prior to the Acceptance Time will automatically vest, either upon completion of the Merger or upon the Acceptance Time, as specified in the Merger Agreement, into the right to receive an amount of cash, without interest, equal to (i) $28.50 less the exercise price of the applicable option, multiplied by (ii) the aggregate number of shares into which such option was exercisable immediately prior to the completion of the Merger or the Acceptance Time, as applicable.

Similarly, under the Merger Agreement, except as otherwise agreed between Bankrate and the executives party to the Support Agreements, each Bankrate restricted share will vest in full and, subject to the ultimate vesting of the restricted shares, the holder of the Bankrate shares (other than holders subject to the Support Agreements, who have agreed not to tender into the Offer) will have the right to tender his or her restricted shares into the Offer. To the extent that any restricted shares that vest upon completion of the Offer are not tendered, they will be converted into the right to receive an amount in cash, without interest, equal to $28.50 per share upon the effective time of the Merger, except as otherwise agreed between Parent and an individual holder of restricted shares that is a party to a Support Agreement.

Pursuant to the Support Agreements, the executives party thereto have agreed to make certain investments in Parent (or an affiliate of Parent) prior to the effective time of the Merger. The investment of each of these executives will be made in the same Parent securities, and in the same relative proportions between such securities, as will be held by the Apax VII Funds and their affiliates.

In addition, Parent has agreed to certain elements of the compensation packages of certain of Bankrate’s executive officers following the consummation of the Merger, including an increase in salary and an increase in target bonus amounts, each effective October 1, 2009. Parent has also agreed to maintain all exculpation, indemnification and advancement of expenses provisions of Bankrate for acts or omissions of its directors and officers and to maintain directors’ and officers’ liability insurance on terms no less favorable than Bankrate’s current policy, subject to certain limitations, for a period of six years after the date on which Purchaser designates that certain number of directors to the Bankrate board of directors pursuant to the terms of the Merger Agreement (the “Board Appointment Date”). See Section I. 10 (Interests of Bankrate’s Directors and Executive Officers in the Offer and the Merger).

If you successfully complete your Offer, what will happen to Bankrate’s board of directors?

If we accept Bankrate shares for payment pursuant to our Offer, under the Merger Agreement we will become entitled to designate at least a majority of the members of Bankrate’s board of directors. In such case Bankrate has agreed to cause Parent’s designees to be elected or appointed to Bankrate’s board of directors in such number as is proportionate to the aggregate share ownership of Parent, Purchaser and shareholders subject to the Support Agreements and has agreed to use its reasonable best efforts to cause such appointments to occur on the same day as our acceptance of Bankrate shares for payment pursuant to our Offer. After the election or appointment of the directors designated by Parent to Bankrate’s board of directors and prior to the completion of the Merger, under the terms of the Merger Agreement, the approval of a majority of the individuals who were disinterested directors of Bankrate immediately prior to such designations by Parent who remain on Bankrate’s board of directors after such designations by Parent will be required in order to (i) amend or terminate the Merger Agreement, (ii) extend the time for performance of, or waive, any of the obligations or other acts of Parent or Purchaser under the Merger Agreement, (iii) waive any of Bankrate’s rights under the Merger Agreement, or (iv) take any other action adversely affecting the rights of shareholders of Bankrate (other than Parent or Purchaser) to receive the Offer Price (except as permitted by the terms of this Merger Agreement) payable in our Offer. See Section I. 13 (The Merger Agreement) of this Offer to Purchase for more information.

If I decide not to tender my Bankrate shares in your Offer, how will the completion of the Merger affect my Bankrate shares?

If we accept Bankrate shares for payment pursuant to our Offer, but you do not tender your Bankrate shares in our Offer, and the Merger takes place, your Bankrate shares will be cancelled and converted into the right to receive the same amount of cash that you would have received had you tendered your Bankrate shares in our Offer, without interest and less any applicable withholding taxes.

If we accept Bankrate shares for payment pursuant to our Offer, then until such time thereafter as we complete the Merger, the number of shareholders of Bankrate and the number of Bankrate shares that remain in the hands of the public may be so small that there may no longer be an active public trading market (or, possibly, any public trading market) for such Bankrate shares. Also, Bankrate shares may no longer be eligible to be traded on The Nasdaq Stock Market or any other securities exchange, and Bankrate may cease making filings with the SEC or otherwise cease being required to comply with the SEC’s rules relating to publicly held companies. See Section III. 8 (Possible Effects of the Offer on the Market for the Bankrate Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations) and Section I. 13 (The Merger Agreement) of this Offer to Purchase for more information.

Are appraisal rights available in either your Offer or the Merger?

Appraisal rights are not available in connection with our Offer. If you choose not to tender your Bankrate shares in our Offer, however, and we accept Bankrate shares for payment pursuant to our Offer, appraisal rights will be available to you in connection with the Merger. If you choose to exercise your appraisal rights in connection with the Merger, and you comply with the applicable requirements of Florida law, you will be entitled to receive the fair value of your shares, pursuant to Sections 607.1301-607.1333 of the FBCA. This value may be more or less than the $28.50 per share that we are offering to pay you for your Bankrate shares in our Offer or that you would otherwise receive in the Merger. See Section I. 9 (Purposes, Reasons and Plans for Bankrate after the Merger), Section I. 13 (The Merger Agreement) and Section I. 14 (Appraisal Rights) of this Offer to Purchase for more information.

What are the United States federal income tax consequences of having my Bankrate shares accepted for payment in your Offer or receiving cash in the Merger?

In general, if you are a United States holder (as defined in Section III. 5 (Material United States Federal Income Tax Consequences of the Offer and the Merger)), your exchange of Bankrate shares for cash pursuant to the Offer or pursuant to the Merger will be a taxable transaction for United States federal income tax purposes. You should consult your tax advisor about the tax consequences to you of exchanging your Bankrate shares pursuant to the Offer or pursuant to the Merger in light of your particular circumstances, including the consequences under applicable United States federal estate, gift and other non-income tax laws, and under any applicable state, local or foreign income or other tax laws. See Section III. 5 (Material United States Federal Income Tax Consequences of the Offer and the Merger) of this Offer to Purchase for more information.

What is the market value of my Bankrate shares?

On July 21, 2009, the last trading day before Parent and Bankrate announced that they had entered into the Merger Agreement, the closing price of Bankrate shares reported on The Nasdaq Global Select Market was $24.62 per share; therefore, the Offer Price of $28.50 per share represents a premium of 15.76% over the closing price of Bankrate shares on the trading day prior to the announcement of the Merger Agreement. On July 27, 2009, the last trading day prior to the printing of this Offer to Purchase, the last sale price of Bankrate shares reported on The Nasdaq Global Select Market was $28.69 per share. We advise you to obtain a recent quotation for Bankrate shares when deciding whether to tender your Bankrate shares in our Offer. See Section III. 6 (Price Range of Bankrate Shares; Dividends on Bankrate Shares) of this Offer to Purchase for more information.

Whom can I contact if I have questions about your Offer?

You should contact Innisfree M&A Incorporated, the information agent for our Offer (the “Information Agent”) at the address and telephone numbers listed below if you have any questions about our Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Shareholders May Call Toll-Free: (888) 750-5834
Banks and Brokers May Call Collect: (212) 750-5833

I. SPECIAL FACTORS

1.	Background of the Offer

As part of its normal deliberations, the Bankrate board of directors has periodically met with senior management of Bankrate to discuss and review potential strategic directions for Bankrate in light of Bankrate’s financial performance, developments in the industry and the competitive landscape and markets in which it operates. These meetings have also addressed, from time to time, hypothetical acquisitions or business combinations involving various other parties.

Beginning in June 2007, in response to unsolicited inbound inquiries from strategic parties regarding a potential investment in or acquisition of Bankrate, Bankrate conducted a thorough review of potential strategic alternatives for Bankrate, including a sale or strategic merger of Bankrate, seeking additional debt or equity capital, acquisitions by Bankrate, and continued operation as a standalone business. Over the next several months, in order to evaluate these alternatives, Bankrate and its financial advisors, including Allen & Company (“Allen”), and legal advisor Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), contacted, through the financial advisors, approximately 14 strategic parties and financial sponsors in order to gauge whether there was any interest in a possible strategic transaction involving Bankrate. Although several confidentiality agreements were entered into and various meetings took place, no transaction resulted from this process and eventually Bankrate suspended the process to focus on executing on its strategic plan. None of the strategic parties expressed an interest in pursuing a transaction.

In mid-2008, again in response to unsolicited inbound inquiries from financial sponsors regarding a potential investment in or acquisition of Bankrate, the Bankrate board of directors re-initiated its review of strategic alternatives, reengaging in discussions with potential acquirers. The Bankrate board of directors also re-engaged with Allen and Wachtell Lipton. Approximately four private equity firms, including Apax, expressed interest in working with Bankrate, and engaged in meetings and discussions with Bankrate’s management and advisors. Bankrate’s focus was on those parties with serious interest and the ability to deliver the greatest value to Bankrate shareholders. During this time, Messrs. Evans and DiMaria began a dialogue with Apax, discussing potential partnerships between the Apax VII Funds and Bankrate regarding potential acquisitions, as well as the possibility of the Apax VII Funds purchasing Bankrate. Messrs. Evans and DiMaria, also engaged in similar discussions with another financial sponsor, but the other party did not ultimately present a proposal to Bankrate. On July 17, 2008, Mr. Evans had a discussion with Messrs. Truwit and Fernandes regarding Bankrate’s business and finances. On July 24, 2008, Messrs. DiMaria and Fernandes discussed the business and finances of Bankrate, and in the week of August 4, 2008, further discussions were held on these matters. On August 22, 2008, representatives of Apax met with Messrs. Evans and Morse at the offices of Apax in New York City to discuss the business, strategy and financial results of Bankrate. On September 22, 2008, Messrs. Evans and DiMaria also visited Apax’s offices in London to provide an overview of the business, strategy and financial results of Bankrate. Despite earlier indications of interest, discussions ceased after these meetings, largely due to the instability and volatility in the financial markets at that time.

The Bankrate board of directors continued to discuss over the ensuing months issues related to the strategic position of Bankrate and the current market environment, developments among financial institutions and how they impacted Bankrate, as well as the ability of Bankrate to continually grow and compete effectively in a challenging business environment, including discussions regarding Bankrate’s access to capital and ability to acquire desirable assets to enhance shareholder value. During this period, Messrs. Morse, Evans and DiMaria met occasionally and informally with various potential acquirors from time to time, including Apax, to discuss the strategic outlook of Bankrate. These discussions did not give rise to any specific proposals by any of such third parties.

At an April 29, 2009 meeting of the Bankrate board of directors, senior management and the Bankrate board of directors again reviewed the strategic position of Bankrate. Mr. Evans informed the Bankrate board of directors that in his judgment, Bankrate was at a critical juncture and that in order to compete effectively in the marketplace and maintain its market position, Bankrate needed to acquire strategic assets over the coming months and years and, given Bankrate’s size, its access to capital was limited. Further, given the general scale and expected valuations of likely available acquisition candidates, undertaking an acquisition using Bankrate’s stock as consideration would likely result in significant dilution to Bankrate’s shareholders. Management and the Bankrate board of directors concluded that in light of such constraints, it was advisable to again consider the level of interest in Bankrate among possible strategic partners. Following this meeting and after considering the history of engagement and interest levels of the various parties with whom Bankrate discussed a potential transaction dating back to the 2007 process, including the lack of interest demonstrated by potential strategic acquirers and the varying perceived level of interest or seriousness among financial sponsors, Bankrate renewed discussions with Apax and another financial sponsor that had contacted Bankrate (“Party A”) as the parties Allen and Bankrate believed to be most likely to be seriously interested in and prepared to complete, and capable of completing, a transaction expeditiously.

In early June 2009, Messrs. Evans and DiMaria held sessions with both Apax and Party A that included detailed discussions regarding Bankrate, including operational and financial information and projections, operating environment and industry conditions. On June 5, 2009, Bankrate and Apax entered into a confidentiality agreement, and on June 8, 2009, Bankrate and Party A entered into a confidentiality agreement. Bankrate’s management and advisors began collecting documents for the creation of a data room for due diligence purposes, and Apax began engaging in due diligence activities. On June 16, 2009, the Bankrate board of directors received a non-binding proposal from Apax to acquire all of Bankrate’s outstanding shares for $30.00 per share in cash, all of which would be funded with cash available to the Apax VII Funds without need for third party debt financing. Apax indicated that it would be prepared to proceed on the basis of an approximately four-week due diligence period and that it would require that Bankrate agree to deal with Apax exclusively as a condition to commencing due diligence and the negotiation of definitive documents.

The Bankrate board of directors met telephonically on June 17, 2009, and received an update from Allen regarding the negotiations with Apax, as well as Party A. During this time, management and the Bankrate board of directors discussed Bankrate’s financial performance for its second quarter and the outlook for the remainder of 2009, including the likelihood that its results for the second quarter of 2009 would be substantially below analyst consensus estimates and the possible reaction of Bankrate’s stock price to the announcement of those results.

Over the next few days, Messrs. Morse, Evans and DiMaria discussed with Allen whether it might be possible to obtain a higher offer than $30.00 per share from Apax. Based on those discussions, Allen engaged in several discussions with Mr. Truwit about the possibility of a higher price, discussing an indicative price of $33.00 per share. After several discussions, Mr. Truwit informed Allen that in order for Apax to even consider such a significant increase in price, Apax would need to change the proposed transaction structure to a more traditional leveraged buyout transaction using significant debt financing. Based on discussions among members of management, including Messrs. Morse, Evans and DiMaria and Allen regarding Apax’s reaction, the status of the leveraged loan markets and market experience with leveraged buyout transactions involving third party debt financing, it was determined that introducing leverage into the potential transaction would create a high and undesirable level of uncertainty as the cost of possibly obtaining a higher price. Messrs. Morse and Evans and Allen continued to engage with Mr. Truwit regarding price, due diligence and other aspects of the potential transaction. During the period from June 8, 2009 to June 22, 2009, Allen also engaged in several discussions with Party A, including a meeting on June 12, 2009 with Allen and Messrs. Evans and DiMaria regarding Bankrate’s business and financial results, its future growth drivers, and due diligence. Ultimately, Party A did not make an offer and on June 22, 2009 indicated that it would not be able to make an offer to acquire Bankrate at a price level that would be competitive with that of Apax’s proposal.

After continued discussions, on June 23, 2009, Mr. Truwit verbally increased Apax’s offer to acquire all of Bankrate’s outstanding shares for $30.50 per share which would be fully funded with cash available to the Apax VII Funds with no requirement for third party debt financing. At this time, the Bankrate board of directors contacted Wachtell Lipton to update Wachtell Lipton regarding the potential transaction with Apax. As noted, it had become clear to senior management of Bankrate during the time period negotiations with Apax and Party A had taken place that Bankrate’s results for the second quarter would be substantially below Wall Street research analyst expectations. It had also become clear that Bankrate’s outlook for the remainder of 2009 was highly uncertain. Bankrate and its advisors thus believed that, given the length of time interested parties had required to conduct due diligence on Bankrate in the past and their general experience, it was very important to be able to enter into a definitive agreement promptly. Based on Apax’s willingness to offer a price of $30.50 per share and its commitment to work towards finishing its diligence and entering into definitive agreements by July 20th, prior to the time Bankrate expected to release its financial results for the second quarter of 2009, and further considering the fact that the Bankrate board of directors and its advisors believed that it was unlikely any other party, either financial or strategic, could reasonably be expected to complete due diligence and enter into definitive agreements within a similar timeframe, Bankrate agreed, subject to approval by the Bankrate board of directors, to allow Apax to proceed with due diligence and to have a period of exclusive negotiations until July 20, 2009. Arrangements were discussed to facilitate continuing due diligence and access to management for such diligence discussions between the parties.

At a special meeting of the Bankrate board of directors held on June 30, 2009, the Bankrate board of directors reviewed Apax’s proposal to acquire Bankrate for $30.50 per share in cash. Allen discussed its analysis of the potential transaction, including a review of the current trends in the capital markets, online advertising market and the market for leveraged buyouts; Bankrate’s stock price trading history and Wall Street estimates of future Bankrate performance, including with respect to the second quarter of 2009; the premium of Apax’s proposed offer price to Bankrate’s then current stock price, and the value of the proposal as compared to comparable trading multiples, comparable transactions, and discounted cash flow valuations. The Bankrate board of directors reviewed with Mr. Evans, Mr. DiMaria, Allen and Wachtell Lipton various aspects of the potential transaction, including the price, the request that certain officers and directors of Bankrate retain equity in Bankrate following the proposed transaction, and the timing of the transaction relative to the upcoming earnings announcement. Wachtell Lipton discussed with the Bankrate board of directors the directors’ legal duties and responsibilities, and other related matters. Mr. Truwit had communicated to Bankrate that Apax would likely request that certain significant officer and director shareholders in Bankrate retain an equity stake in the post-acquisition company. In view of the possibility that this could be considered a possible interest in a potential transaction that would differ from the interests of shareholders generally, the Bankrate board of directors determined that, if Bankrate were to proceed with the transaction, it, and any treatment of director-shareholders that was different than the treatment of shareholders generally in a transaction, should be separately approved by the disinterested members of the Bankrate board of directors, Messrs. William C. Martin, Randall E. Poliner and Richard J. Pinola (the “Disinterested Directors”), in particular pursuant to Section 607.0901 of the FBCA, which directors should have access to separate financial advice in order to support their separate consideration of the transaction. The Bankrate board of directors did not give the Disinterested Directors primary responsibility for negotiating the transaction. The Bankrate board of directors determined that continuing discussions with Apax would be in the best interests of Bankrate and its shareholders, and authorized Allen and Wachtell Lipton to continue discussions and negotiations with Apax concerning the transaction. The Bankrate board of directors also authorized Bankrate to enter into the exclusivity agreement with Apax with regard to exclusive negotiations until July 20, 2009, and such agreement was executed the same day.

During the end of June and the first two weeks of July, Apax, with the assistance of its counsel, Kirkland & Ellis LLP, continued with its diligence efforts, and began discussions with management regarding the terms on which the substantial shareholders on the Bankrate board of directors would purchase an equity interest in the post-acquisition company as well as incentive compensation and employment arrangements with respect to members of management. Messrs. Stahl and Truwit met with Messrs. Evans and Morse on July 6, 2009 and July 12, 2009 to discuss these matters, including the amount of equity of the post-acquisition company to be purchased, the size and allocation of the new equity plan, and the key terms of employment of each of Messrs. Morse, O’Block, Evans, DiMaria, Hoogterp, Horowitz, Ricciardelli, Ross and Zanca.

During the second week of July, Wachtell Lipton and Kirkland & Ellis LLP commenced discussion of a draft Merger Agreement. During that time and over the following week, the parties negotiated the terms of the Merger Agreement and related documentation and Apax and Messrs. Morse and Evans further discussed with Apax the terms of the shareholder investments by Messrs. Morse, O’Block, Evans, DiMaria, Hoogterp, Horowitz, Ricciardelli, Ross and Zanca and management employment arrangements with Messrs. Evans, DiMaria, Hoogterp, Horowitz, Ricciardelli, Ross and Zanca. In the course of negotiating the Merger

Agreement, Bankrate and its advisors identified several concerns with the terms of the Merger Agreement proposed by Apax. These issues included the fact that Apax desired the right of Parent to terminate the transaction for any reason in return for paying a fee that was well below the aggregate merger consideration, the fact that the newly formed entities party to the Merger Agreement did not have any significant assets with which they could satisfy a judgment if there were a breach of the Merger Agreement and that Apax proposed to cap the buyer’s damages for breach of the contract to a level well below the aggregate merger consideration, and the fact that Apax proposed that Bankrate would not have the right to ask a court to require the buyer to specifically perform Parent’s and Purchaser’s obligations under the Merger Agreement, among other issues. During this time, the parties continued to engage actively in due diligence and to discuss various business operation issues. On July 17, 2009, the Disinterested Directors selected, and Bankrate retained on behalf of the Disinterested Directors, Needham & Company, LLC (“Needham”) to advise the Disinterested Directors in connection with their separate consideration, and possible approval, of the Merger and related matters.

By July 20, 2009, the drafts of the definitive transaction documents reflected a proposal from Apax along the following lines: an offer price of $30.50 per share in cash; the ability for Purchaser to acquire enough shares directly from Bankrate to complete a short-form merger to acquire all remaining outstanding shares in accordance with the FBCA in the event that the Minimum Condition was met, and the requirement that Purchaser do so in the event the number of shares validly tendered and not withdrawn plus the number of shares subject to the Support Agreements represented at least 70% of outstanding shares; an obligation on the part of Parent and Purchaser to commence the Offer within 10 business days of the Merger Agreement; a commitment letter from the Apax VII Funds to Parent and a limited guarantee (the “Limited Guarantee”) from Parent, but not the Apax VII Funds, to provide sufficient funds to pay for all obligations of Parent and Purchaser under the Merger Agreement which would be subject to maximum aggregate liability for the Apax VII Funds of $150.0 million; and the ability for Parent to terminate the Merger Agreement at any time on payment of a termination fee of $100.0 million.

Late in the afternoon of July 20, 2009, Messrs. Stahl and Truwit contacted Mr. Evans to inform him that Apax’s investment committee was unprepared to proceed at the previously agreed $30.50 per share price and that Apax was revising its proposal to $28.50 per share. Messrs. Stahl and Truwit stated that the reduction was due to, among other things, the declining outlook for Bankrate’s business and financial results through the end of 2009 and the expectation that Bankrate’s cash balances at the closing of a transaction would be less than Apax had originally estimated. That evening, the Bankrate board of directors convened its previously scheduled special meeting to discuss the revised proposal. In consultation with Allen and Wachtell Lipton, the Bankrate board of directors considered the course of dealings with Apax and various options available to Bankrate, including, among other things, terminating discussions with Apax, approaching other prospective buyers, both strategic and financial, or re-engaging with parties with whom Bankrate had discussions in the past, and responding to Apax with an improved price or other terms, and discussed the best course for maximizing shareholder value under the circumstances. The Bankrate board of directors also discussed the market and competitive environment, including among other things recent and projected future financial results, the timing of Bankrate’s upcoming announcement of second quarter results, the likely market reaction to that announcement, the likely impact on Bankrate’s stock price and the likely duration of that effect given market conditions, and Bankrate’s ability to pursue its plan and make strategic acquisitions as an independent company, especially if Bankrate’s stock price were to decline following the announcement of weak second quarter results. Messrs. Evans and DiMaria expressed significant concern about the ability to forecast the timing of an economic recovery and the return of a more normal credit environment, and that a lengthy recovery period would substantially impair Bankrate’s ability to pursue strategic options in the near- to mid-term, with a possible long-term impact on Bankrate’s competitive standing.

Following extensive discussion, the Bankrate board of directors determined that given that the likelihood of Apax raising its offer price was low, Bankrate would be willing to proceed with a transaction at Apax’s offer of $28.50 per share, but only on the condition that Apax amend various aspects of the draft definitive documentation that Bankrate believed created undesirable uncertainty that the transaction, once announced, would actually be completed and that Bankrate would have satisfactory recourse against Parent in the event of a dispute regarding completion of the transaction. In particular, the Board sought to improve proposed provisions that did not permit the Company to specifically enforce Parent’s and Purchaser’s obligations under the Merger Agreement, or to specifically enforce the equity commitment from the Apax VII Funds to Parent; limited, in the event of a breach, the aggregate liability of Parent and Purchaser for monetary damages to $150 million, a number well below the value of the transaction; permitted Parent to terminate the Merger Agreement at any time and for any or no reason on payment of a termination fee of $100 million; permitted Purchaser not to exercise the Top-Up Option unless a 70 percent threshold was achieved; and permitted Parent and Purchaser up to 10 business days after signing of the Merger Agreement to prepare required tender offer documentation before commencing the Offer.

Late that evening, Messrs. Stahl and Truwit substantively accepted Bankrate’s proposal to significantly adjust the terms of the definitive documents, and Wachtell Lipton and Kirkland & Ellis LLP prepared definitive documents reflecting the agreement. The final terms included, among other things: an offer price of $28.50 per share in cash; an obligation of Parent or Purchaser to exercise the Top-Up Option upon completion of the Offer and elimination of the 70% tender requirement; an obligation of Purchaser to commence the Offer on an accelerated timeframe, and no later than July 28, 2009; the explicit right of Bankrate to seek specific performance of Parent and Purchaser’s obligations under the Merger Agreement, including the obligation to complete the Offer and the Merger; recourse to Parent, in the event of a breach, equal to the full acquisition price of $570.8 million, with the loss to Bankrate shareholders expressly included in measuring the damages in the event of breach; the ability to cause the Apax VII Funds to provide to Parent up to the full acquisition price of $570.8 million; and increasing the fee required for Parent to terminate the Merger Agreement to the full acquisition price of $570.8 million. The following day, Mr. Morse requested that, in addition to these terms, Apax increase its offer to $29.50 per share. Messrs. Stahl and Truwit of Apax responded that Apax could not offer more than $28.50 per share. During the period that Wachtell Lipton and Kirkland & Ellis LLP were revising the transaction documents, Apax and management, with their respective counsel, had several additional discussions throughout the day of July 21, 2009 regarding certain details of the terms of the purchase of an equity interest in the post-acquisition company (such as the amount each executive was committing to invest, as reflected in the Support Agreements), as well as certain terms of the incentive compensation and employment arrangements (such as certain base pay increases to become effective in October 1, 2009).

On the morning of July 22, 2009, the Bankrate board of directors met to consider the proposed Apax transaction. Also in attendance were representatives of Wachtell Lipton, Allen, Needham and Mr. DiMaria. Messrs. Morse and Evans reviewed with the Bankrate board of directors recent events related to Apax and the proposed transaction. They reported that Apax, pointing to various trends in Bankrate’s business and the operating environment, had not been willing to increase its offer beyond the $28.50 per share. Messrs. Morse and Evans also discussed with the Bankrate board of directors their views on the status and competitive position of Bankrate, and each advised the Bankrate board of directors that he supported the proposed transaction. A detailed discussion of the proposed transaction ensued. The discussion included background on Bankrate, its operating environment and its financial performance; trends in the use of Bankrate’s website and the products and services being offered by Bankrate’s banking, insurance and other financial partners; the recent disruption in financial markets and the economic recession and the impact this was having on Bankrate; the need to imminently announce second quarter results and those results relative to market expectations, the likely impact on Bankrate’s stock price trading range upon announcement of such a significant “miss” and the prospects of that range recovering over time; Bankrate’s prospects for the remainder of the fiscal year and beyond; and the issues with pursuing strategic acquisitions necessary to grow Bankrate’s business given the amount of cash available to Bankrate, the likelihood of being able to raise significantly more capital and the likely terms of such capital and the ability to use Bankrate’s stock as acquisition currency, particularly at the trading levels that could be obtained after announcement of second quarter results.

Allen reviewed its financial analysis regarding the proposed transaction and rendered to the Bankrate board of directors its oral opinion (subsequently confirmed in writing and incorporated by reference hereto) to the effect that, as of such date and based upon and subject to the qualifications, limitations and assumptions set forth therein, the price of $28.50 per share in cash to be received by Bankrate’s shareholders, other than shareholders subject to Support Agreements, is fair, from a financial point of view, to Bankrate’s shareholders.

Representatives of Wachtell Lipton reviewed in detail the terms of the proposed transaction with the Bankrate board of directors, including the terms on which certain members of the Bankrate board of directors would invest in the equity of the post-acquisition company as required by Apax and the incentive compensation and employment terms envisioned by Apax for key members of management, and discussed the legal duties and standards applicable to the decisions and actions being considered by the Bankrate board of directors.

The Bankrate board of directors’ meeting then adjourned to permit a separate meeting of only Messrs. Martin, Pinola and Poliner, as the three members of the Bankrate board of directors not entering into Support Agreements (the Disinterested Directors). Representatives of Wachtell Lipton and Needham were in attendance. Representatives of Wachtell Lipton discussed applicable Florida law, including the provision under Section 607.0901 of the FBCA that permits a transaction with affiliated shareholders to be approved by disinterested directors. The significance of Section 607.0901 of the FBCA is discussed in further detail in III.14 — Certain Legal Matters; Regulatory Approvals. Needham reviewed with the Disinterested Directors its financial analysis regarding the proposed transactions and rendered its oral opinion (subsequently confirmed in writing and incorporated by reference hereto) to the effect that, as of such date and based upon and subject to the factors, procedures, assumptions, qualifications and limitations set forth in the opinion, the $28.50 per share in cash to be received by the holders of shares (other than shareholders subject to Support Agreements) is fair, from a financial point of view, to such holders. After discussion regarding the terms of the transaction and the proposed arrangements between Parent, on the one hand, and certain members of Bankrate’s management and Messrs. Morse and O’Block, on the other hand, the Disinterested Directors unanimously approved and voted in favor of the approval the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and approve the arrangements whereby these individuals would invest in the equity of the post-acquisition company and the proposed employment arrangements with senior management.

The full Bankrate board of directors then reconvened and the Disinterested Directors reported on their separate meeting and their conclusions. After additional discussion, the members of the Bankrate board of directors unanimously resolved to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

Following the Bankrate board of directors meeting, the parties and their respective counsel finalized, and the parties executed, the definitive transaction documents. Bankrate and Apax then issued a joint press release announcing the transaction.

2.	The Support Agreements

The following summary of certain provisions of the Support Agreements is qualified in its entirety by reference to the Support Agreements themselves, which are incorporated herein by reference and copies of which have been filed with the SEC as exhibits to the Tender Offer Statement on Schedule TO (the “Schedule TO”). Shareholders and other interested parties should read the Support Agreements in their entirety for a more complete description of the provisions summarized below.

Prior to the execution of, but in connection with, the Merger Agreement and the transactions contemplated thereby, Messrs. Morse (including with respect to Mr. Morse only, Mr. Morse’s wife and various remainder and annuity trusts for the benefit of Mr. Morse or various family members), O’Block, Evans, DiMaria, Hoogterp, Horowitz, Ricciardelli, Ross and Zanca (each a “Support Executive” and collectively, the “Support Executives”) each entered into a Support Agreement.

The Support Agreements provide that each of the Support Executives will not, directly or indirectly, tender his respective Bankrate shares (including the restricted shares) and Bankrate shares subject to options beneficially owned, held or controlled by such Support Executive (“Support Executive Securities”) into the Offer, or enter into any agreement, transaction or arrangement that results in his respective Support Executive Securities being tendered into the Offer. Each of the Support Executives also authorized Bankrate or its counsel to notify Bankrate’s transfer agent that there is a stop transfer order with respect to each of their respective Support Executive Securities. Each of the Support Executives additionally agreed not to cash-out any of his respective options or restricted Bankrate shares other than in accordance with the terms and conditions of definitive documents relating to the treatment of his Support Executive Securities, consistent with indicative terms agreed to in the relevant Support Agreement. The Support Agreements also prohibit the Support Executives, solely in their capacity as shareholders, from soliciting alternative transactions or entering into discussions concerning, or providing confidential information in connection with, any alternative transaction. Each Support Executive has agreed to invest an amount in the same securities of Parent (or an affiliate of Parent), and in the same relative proportions between such securities, as the Apax VII Funds at the effective time of the Merger. Mr. Evans has committed to invest $4,500,00, Mr. DiMaria has committed to invest $125,000, Mr. Hoogterp has committed to invest $125,000, Mr. Horowitz has committed to invest $125,000, Mr. Ricciardelli has committed to invest $35,000, Mr. Ross has committed to invest $100,00 and Mr. Zanca has committed to invest $125,000, and each of Messrs. Morse and O’Block has committed to invest between 30% and 50% of the after-tax value of his equity holdings in Bankrate. The percentage of Parent securities each Support Executive will hold subsequent to the Merger is between 5% and 9% for Mr. Morse, between 0.4% and 0.8% for Mr. O’Block, approximately 0.8% for Mr. Evans, approximately 0.02% for each of Messrs. DiMaria, Hoogterp, Horowitz, Ross and Zanca, and approximately 0.01% for Mr. Ricciardelli (which percentages do not reflect any Parent equity that may be granted to them pursuant to the Parent Equity Plan described below).

Pursuant to the Support Agreements, each of the Support Executives agreed, among other things, (A) from and after July 22, 2009 until the earlier of (x) the Acceptance Time and (y) the termination of the Merger Agreement pursuant to and in compliance with the terms therein, to vote or deliver a written consent, and (B) from and after the Acceptance Time until the earlier of (a) the consummation of the Merger and (b) the termination of the Merger Agreement pursuant to and in compliance with the terms therein, appoints Parent proxy and attorney-in-fact to vote, all Support Executive Securities that he beneficially owns or controls, without regard to any change in the recommendation of Bankrate’s board of directors, (1) for approval and adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement, (2) against any alternative proposal to the Merger Agreement, without regard to the terms of such alternative proposal, or any other transaction, proposal, agreement or action made in opposition to adoption of the Merger Agreement or in competition or inconsistent with the Merger and the other transactions contemplated by the Merger Agreement, (3) against any other action, agreement or transaction, that is intended, that could reasonably be expected, or the effect of which could reasonably be expected, to materially impede, interfere with, delay, postpone, discourage or adversely affect the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement or the Support Agreements or the performance of his obligations under the Support Agreement, including, without limitation: (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Bankrate or its subsidiaries (other than the transactions at hand); (ii) a sale, lease or transfer of a material amount of assets of Bankrate or any of its subsidiaries or a reorganization, recapitalization or liquidation of Bankrate or any of its subsidiaries; (iii) an election of new members to the board of directors of Bankrate, other than nominees to the board of directors of Bankrate who are serving as directors of Bankrate on the date of the Support Agreements or as otherwise provided in the Merger Agreement; (iv) any material change in the present capitalization or dividend policy of Bankrate or any amendment or other change to Bankrate’s articles of incorporation or bylaws, except if approved in writing by Parent; or (v) any other material change in Bankrate’s corporate structure or business, except if approved in writing by Parent, (4) against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of Bankrate contained in the Merger Agreement, or of the Support Executive contained in the Support Agreement, and (5) in favor of any other matter necessary to the consummation of the transactions contemplated by the Merger Agreement.

During the term of each Support Agreement, except as otherwise provided therein, the Support Executives agreed not to, directly or indirectly:

•	sell, transfer, assign, tender in any tender or exchange offer, pledge, encumber, hypothecate or similarly dispose of (by merger, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, lien, hypothecation or similar disposition of (by merger, by testamentary disposition, by operation of law or otherwise), any Support Executive Securities, except in connection with cashless exercises or similar transactions (including, in respect of tax withholding) pursuant to the exercise of options to acquire Bankrate shares or settlement of other awards or obligations outstanding;

•	grant any proxy, power-of-attorney or other authorization or consent with respect to any of his Support Executive Securities;

•	deposit any of his Support Executive Securities into a voting trust, or enter into a voting agreement or arrangement with respect to any of such Support Executive Securities; or

•	take any other action that would in any way restrict, limit or interfere with the performance of his obligations under the Support Agreements or the transactions contemplated thereby.

The Support Executives shall, upon request of Purchaser or Parent, execute and deliver any additional documents and take such further actions as may reasonably be deemed by Purchaser or Parent to be necessary or desirable to carry out the provisions of the Support Agreements.

The Support Agreements, and all rights and obligations of Purchaser, Parent and the Support Executives will terminate upon the earlier to occur of (A) the closing of the Merger, which shall be no later than the second business day after the satisfaction or waiver of the covenants and agreements contained in Article VI of the Merger Agreement and (B) the date of termination of the Merger Agreement in accordance with its terms.

In addition, each of the Support Executives committed to invest an agreed amount in the same securities of Parent (or an affiliate of Parent), and in the same proportions of such securities, as the Apax VII Funds at the effective time of the Merger, in accordance with terms and conditions described in the Support Agreements. See Section I. 10 (Interests of Bankrate’s Directors and Executive Officers in the Offer and the Merger) for more information regarding the commitments of the Support Executives to invest in Parent (including the restricted shares).

As of the date of this Offer to Purchase and based on information provided by the shareholders subject to the Support Agreements, the Bankrate shares owned by the shareholders subject to the Support Agreements represent approximately 24% of Bankrate’s outstanding common shares, or 28% assuming the exercise by the Support Executives of all of their “in the money” options to acquire Bankrate shares.

3.	Position of Bankrate Regarding the Fairness of the Offer and the Merger

The full text of the recommendations, and reasons supporting them, of the Bankrate board of directors, and the full text of the written opinion of Allen, which describes the assumptions made and qualifications and limitations on the review undertaken, are included in Bankrate’s Schedule 14D-9 which is being mailed to Bankrate shareholders together with this Offer to Purchase. Holders of Bankrate shares are urged to read the Schedule 14D-9, including the full text of the written opinion of Allen, carefully and in its entirety.

As further disclosed in “— Background of the Offer” above, the Bankrate board of directors considered at various times other alternatives, including approaching other potential acquirors and continuing to execute the Bankrate business plan as a standalone entity. Approaches to other acquirors either failed to result in any proposal or were determined by the board of directors to be unlikely to succeed, and the board of directors rejected the alternative of continuing as a standalone entity because it would not achieve the purposes of the Offer and the Merger and for the reasons described in Bankrate’s Schedule 14D-9.

The Bankrate board of directors has unanimously: (1) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair and advisable to and in the best interests of Bankrate and Bankrate’s shareholders; (2) approved the Merger Agreement and the transactions contemplated thereby including the Offer and the Merger, in all respects; (3) subject to the terms and conditions of the Merger Agreement, recommended that Bankrate’s shareholders accept the Offer, tender their Bankrate shares to Purchaser pursuant to the Offer and, if required, approve and adopt the Merger and the Merger Agreement; and (4) approved the execution, delivery and performance of the Merger Agreement by and on behalf of Bankrate and the consummation of the transactions contemplated thereby, including the Offer and the Merger. Accordingly, Bankrate’s board of directors believes that the Offer and the Merger are fair to all of Bankrate’s shareholders, including unaffiliated shareholders, and unanimously recommends that the shareholders of Bankrate accept the Offer and tender their Bankrate shares to Purchaser in the Offer and, if required, vote to approve the Merger and the Merger Agreement.

4.	Position of the Disinterested Directors Regarding the Fairness of the Offer and the Merger

Because Section 607.0901 of the Florida Business Corporation Act permits a transaction with affiliated shareholders to be approved by Disinterested Directors, and because the interests of certain directors and executive officers of Bankrate under the Support Agreements could arguably cause the Offer and Merger to be considered a transaction with affiliated shareholders, the Disinterested Directors of the Bankrate board of directors that are not subject to Support Agreements separately considered the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby. The significance of Section 607.0901 of the FBCA including the requirements, among other things, that if such transactions had not been approved by the Disinterested Directors and such transactions were deemed a transaction with affiliated shareholders they would have required a two-thirds majority vote of the shareholders is discussed in further detail in III.14 — Certain Legal Matters; Regulatory Approvals. The Disinterested Directors separately received an opinion of Needham as to the fairness of the Offer Price to the shareholders of Bankrate (other than shareholders subject to Support Agreements). The full text of the written opinion of Needham, which describes the assumptions made and qualifications and limitations on the review undertaken, are included in Bankrate’s Schedule 14D-9 which is being mailed to Bankrate shareholders together with this Offer to Purchase. The Disinterested Directors considered retaining separate legal counsel, but concluded that this was not necessary in view of the role of the Disinterested Directors under Florida law. The Disinterested Directors engaged in separate deliberations with Needham and Wachtell Lipton, and considered each of the factors and alternatives described in Item 4(c), “Reasons for the Recommendation”, of Bankrate’s Schedule 14D-9. Holders of Bankrate shares are urged to read the Schedule 14D-9, including Item 4(c), “Reasons for the Recommendation” and the full text of the written opinion of Needham, carefully and in its entirety. These Disinterested Directors of the Bankrate board of directors have unanimously approved and voted in favor of the Bankrate board of directors’ approval of the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby.

5.	Position of the Support Executives as to Fairness

Messrs. Morse, O’Block, Evans, DiMaria, Hoogterp, Horowitz, Ricciardelli, Ross and Zanca (the “Support Executives”) believe that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair and advisable to and in the best interests of the Company and all of its shareholders, including the unaffiliated shareholders.

The Support Executives based their determination that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to all shareholders, including the unaffiliated shareholders, upon the same factors considered by the Board of Directors with respect to the fairness of the merger to such unaffiliated shareholders as set forth in the Schedule 14D-9, and made such determination following consideration of the same alternatives considered by the Board of Directors (see Item 4(b) “Background of the Transaction” and Item 4(c) “Reasons for the Recommendation” of the Schedule 14D-9, which are incorporated herein by reference). The Support Executives have agreements or arrangements that may provide them with interests that may differ from, or be in addition to, those of shareholders (and unaffiliated shareholders) generally. These interests are described in the Offer to Purchase under “SPECIAL FACTORS — Section I 10 (“Interests of Bankrate’s Directors and Executive Officers in the Offer and the Merger”)” and are incorporated herein by reference.

This discussion of the information and factors considered by the Support Executives includes the material positive and negative factors considered by the Support Executives, but is not intended to be exhaustive and may not include all of the factors considered by the Support Executives. The Support Executives did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and did not quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination that the

Tender Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement are fair and advisable to and in the best interests of Bankrate and its shareholders including the unaffiliated share holders.

6.	Purposes and Reasons of Parent, Purchaser, the Apax VII Funds and the Other Apax Entities

As described above, the Offer and the Merger constitute a “going-private” transaction, and any exercise by Purchaser of the Top-Up Option may be considered a step in a “going-private” transaction. If the Merger is completed, Bankrate will become a subsidiary of Parent. For Parent and Purchaser, the purpose of the Offer and the Merger is to effectuate the transactions contemplated by the Merger Agreement. For the Apax VII Funds and the Other Apax Entities, the purpose of the Offer and the Merger is to benefit from any future earnings and growth of Bankrate after the Merger.

The Apax VII Funds and the Other Apax Entities believe that Bankrate will benefit from operating as a privately held entity. As a privately held entity, Bankrate will have the flexibility to focus on continuing improvements to its business, including pursuing strategic transactions and acquisitions, without the constraints and distractions caused by the public equity market’s valuation of Bankrate and the focus on the quarter-to-quarter performance often emphasized by the public markets. Management will benefit from eliminating certain duties required in managing a publicly traded company, enabling them to devote more of their time and energy to core business operations. As a private company, Bankrate will also have the ability to build capital, organically grow and make acquisitions through access to the private financial markets. Moreover, the Apax VII Funds and the Other Apax Entities believe that Bankrate’s future business prospects can be improved through their active participation in the strategic direction and operations of Bankrate. For these reasons the Apax VII Funds and the Other Apax Entities did not consider alternative means to accomplish the purposes described. Although the Apax VII Funds and the Other Apax Entities believe that there will be significant opportunities associated with their investment in Bankrate, they realize that there are also substantial risks (including the risks and uncertainties relating to Bankrate’s prospects).

The continued investment in Bankrate by certain directors and executive officers of Bankrate has been a key investment consideration for Apax from the beginning of its negotiations with Bankrate. Apax believes that having a meaningful amount invested by directors and senior executives after the Merger is an important method of retaining key managers of the business and of providing incentives for them. Prior to making its indication of interest in June of 2009, Apax advised Messrs. Morse and Evans that it would require a material reinvestment by certain members of senior management. The exact amounts and terms of the reinvestment have been the subject of several discussions between Apax and each of Messrs. Morse and Evans and then subsequent conversations between Mr. Evans and each of Messrs. O’Block, DiMaria, Hoogterp, Horowitz, Ricciardelli, Ross and Zanca. Such conversations began at the same time as the negotiations regarding the Merger Agreement and have continued since the filing of the Offer.

The purpose of any exercise by Purchaser of the Top-Up Option following completion of the Offer would be to acquire an additional number of Bankrate shares sufficient to permit Purchaser to effect a short-form merger in accordance with the Florida law and to thereby acquire the remaining outstanding ownership interests in Bankrate without requiring a vote of the shareholders of Bankrate.

7.	Position of Parent, Purchaser, the Apax VII Funds and the Other Apax Entities as to Fairness

Under the rules governing “going-private” transactions, Parent, Purchaser, the Apax VII Funds and the Other Apax Entities are required to express their beliefs as to the fairness of the Offer and the Merger to Bankrate’s unaffiliated shareholders. Parent, Purchaser, the Apax VII Funds and the Other Apax Entities are making the statements included in this section solely for the purposes of complying with the requirements, to the extent so required, of Rule 13e-3 and related rules under the Exchange Act. The views of Parent, Purchaser, the Apax VII Funds and the Other Apax Entities should not be construed as a recommendation to any shareholder regarding whether to tender their Bankrate shares into the Offer or to how that shareholder should vote on the approval of the Merger and the Merger Agreement if a vote of Bankrate’s shareholders is held.

Parent, Purchaser and the Apax VII Funds and the Other Apax Entities attempted to negotiate the terms of a transaction that would be most favorable to them, and not to the shareholders of Bankrate and, accordingly, did not negotiate the Merger Agreement with a goal of obtaining terms that were fair to such shareholders.

None of Parent, Purchaser, the Apax VII Funds or the Other Apax Entities believes that it has or had any fiduciary duty to Bankrate or its shareholders, including with respect to the Offer and the Merger and their terms. None of Parent, Purchaser, the Apax VII Funds or the Other Apax Entities participated in the deliberation process of Bankrate’s board of directors and none of them participated in the conclusions of Bankrate’s board of directors that the Offer and the Merger were fair to Bankrate’s shareholders, nor did they undertake any independent evaluation of the fairness of the Offer or the Merger or engage a financial advisor for these purposes. None of Parent, Purchaser, the Apax VII Funds or the Other Apax Entities received advice from Bankrate’s legal or financial advisor as to the substantive and procedural fairness of the proposed Offer or the proposed Merger. However, Parent, Purchaser, the Apax VII Funds and the Other Apax Entities believe that the Offer and the Merger are substantively and procedurally fair to the unaffiliated shareholders based upon the following factors:

•	the factors considered by, and the findings of, Bankrate’s board of directors with respect to the substantive fairness of the Offer and the Merger to Bankrate’s shareholders, as described in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation — Reasons for the Recommendation”, and the discussion set forth in Schedule 14D-9 under “Item 5. Persons/Assets Retained, Employed, Compensated or Used — Opinion of Allen & Company, LLC” and “ — Opinion of Needham & Company, LLC”, which sections are incorporated herein by reference and the presentation materials filed as exhibits to the Schedule 14D-9 filed by Bankrate with the SEC in connection with the Offer, which findings and related analyses, as set forth in this Offer to Purchase, Parent, Purchaser and the Apax VII Funds adopt;

•	the factors considered by, and the findings of, Bankrate’s board of directors with respect to the procedural fairness of the Offer and the Merger to such unaffiliated shareholders as set forth in this Offer to Purchase, as described in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation — Background of the Transaction — Reasons for the Recommendation”, which sections are incorporated herein by reference and which findings and related analyses, as set forth in the Schedule 14D-9, Parent, Purchaser and the Apax VII Funds adopt;

•	the fact that (i) Bankrate’s board of directors received an opinion from their financial advisor, Allen, and (ii) the disinterested members of Bankrate’s board of directors received an opinion from their financial advisor Needham & Company, that, based upon and subject to the assumptions, qualifications and limitations set forth in their respective written opinions described, as of July 22, 2009, the consideration of $28.50 per share, payable net in cash to the holders of Bankrate shares pursuant to the Offer and the Merger, was fair from a financial point of view to such holders (other than holders of Bankrate shares subject to Support Agreements), as described in the respective written opinions of Allen and Needham & Company (see “Item 5. Persons/Assets Retained, Employed, Compensated or Used — Opinion of Allen & Company, LLC” and “ — Opinion of Needham & Company, LLC” in the Schedule 14D-9);

•	the fact that Parent, Purchaser and the Apax VII Funds did not participate in or have any influence on the deliberative process of, or the conclusions reached by, Bankrate’s board of directors or the negotiating positions of Bankrate’s board of directors; and

•	the Offer and the Merger will provide consideration to Bankrate’s shareholders (other than those who have entered into Support Agreements) entirely in cash, which provides certainty of value.

Parent, Purchaser and the Apax VII Funds noted that Bankrate’s board of directors did not consider the net book value or liquidation value of Bankrate or any firm offers made for Bankrate during the last two years, for the reasons described in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation —

Reason for the Recommendation”, and, accordingly, Parent, Purchaser and the Apax VII Funds did not consider these factors.

In addition, under a potential interpretation of the applicability of Rule 13e-3 under the Exchange Act, exercises by certain Support Executives of their existing options to purchase Bankrate shares, any exercise by Parent or Purchaser of the Top-Up Option and any open market purchases effected by Parent or Purchaser following completion of the Offer could be deemed to be steps in a “going-private” transaction.

If such exercises by certain Support Executives of their existing options to purchase Bankrate shares, any such exercise by Parent or Purchaser of the Top-Up Option and any such open market purchases effected by Parent or Purchaser following completion of the Offer were deemed to be steps in a “going-private” transaction, Parent, Purchaser and the Apax VII Funds believe that these exercises and purchases would be substantively and procedurally fair to Bankrate’s unaffiliated shareholders based upon the factors described in Sections I. 3 (Position of Bankrate Regarding the Fairness of the Offer and the Merger) and I. 4 (Position of the Disinterested Directors Regarding the Fairness of the Offer and the Merger) because the purpose of the Top-Up Option is to deliver such Bankrate shareholders the Offer Price more quickly than would be possible if a vote of Bankrate shareholders were required, and is only exercisable in a situation where Parent and Purchaser would already have sufficient voting power to approve the Merger at any meeting of Bankrate shareholders without the approval of any other shareholder of Bankrate.

The foregoing discussion of the information and factors considered and given weight by Parent, Purchaser, the Apax VII Funds and the Other Apax Entities in connection with the fairness of the Offer and the Merger and, if applicable, any exercise by certain Support Executives of their options to purchase Bankrate shares, any exercise by Parent or Purchaser of the Top-Up Option contemplated by the Merger Agreement and any open market purchases effected by Parent or Purchaser following completion of the Offer, is not intended to be exhaustive but includes all material factors considered by Parent, Purchaser, the Apax VII Funds and the Other Apax Entities. Parent, Purchaser, the Apax VII Funds and the Other Apax Entities did not find it practicable to, and did not, quantify or otherwise attach relative weights to the foregoing factors in reaching their position as to the fairness of these transactions. Parent, Purchaser, the Apax VII Funds and the Other Apax Entities find that these factors provide a reasonable basis for their position that these transactions are fair to Bankrate’s unaffiliated shareholders.

8.	Certain Effects of the Offer and the Merger

The purchase of Bankrate shares pursuant to the Offer will reduce the number of Bankrate shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Bankrate shares held by the public.

The Bankrate shares are currently registered under the Exchange Act. Such registration may be terminated upon the application of Bankrate to the SEC if the Bankrate shares are not listed on a national securities exchange and there are fewer than 300 record holders of the Bankrate shares. Parent and Purchaser do not currently intend to take any action to terminate the registration of Bankrate’s shares under the Exchange Act prior to the Merger but such registration will be terminated following completion of the Merger and may be terminated after the Expiration Date of the Offer but before the completion of the Merger. The termination of registration of the Bankrate shares under the Exchange Act would substantially reduce the information required to be furnished by Bankrate to holders of Bankrate shares and to the SEC and would make certain provisions of the Exchange Act, such as the reporting requirements of Section 13 of the Exchange Act, the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement to furnish a proxy statement in connection with shareholders’ meetings pursuant to Section 14(a) of the Exchange Act, and the requirements of Rule 13e-3 under the Exchange Act with respect to “going-private” transactions, no longer applicable to Bankrate. In addition, “affiliates” of Bankrate and persons holding “restricted securities” of Bankrate may be deprived of the ability to dispose of such securities under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). If registration of the Bankrate shares under the Exchange Act were terminated, the Bankrate shares would no longer be “margin securities” or be eligible for listing on The Nasdaq Stock Market.

After completion of the Offer, Bankrate expects to be eligible to elect “controlled company” status pursuant to NASDAQ Rule 5615(c), which means that Bankrate would be exempt from the requirement that Bankrate’s board of directors be composed of a majority of “independent directors” and the related rules covering the independence of directors with respect to determining compensation for Bankrate’s executive officers and nomination of directors for election to Bankrate’s board of directors. The controlled company exemption does not modify the independence requirements for Bankrate’s audit committee. We expect Bankrate to elect “controlled company” status following completion of the Offer. In addition, the listing of Bankrate’s common stock on The Nasdaq Stock Market will be terminated upon completion of the Merger. Parent and Purchaser do not currently intend to take any action to terminate the listing of Bankrate’s common stock on The Nasdaq Stock Market prior to completion of the Merger, but The Nasdaq Stock Market could take action to terminate the listing of Bankrate’s common stock if Bankrate ceases to satisfy applicable listing requirements.

At the effective time of the Merger, unless otherwise agreed between a holder and Purchaser and Parent pursuant to the terms of the Support Agreements or as provided below, for each share of Bankrate’s shares issued and outstanding immediately prior to the effective time of the Merger not tendered into the Offer (other than shares owned by Parent, Purchaser, Bankrate or any direct or indirect wholly-owned subsidiary of Parent, Purchaser or Bankrate, or by any shareholder of Bankrate who is entitled to and properly exercises appraisal rights under Florida law or any shares subject to Support Agreements) will be converted into the right to receive $28.50 in cash, without interest and less any applicable withholding taxes. Except as otherwise agreed by Parent and Purchaser and a holder of options to acquire Bankrate’s shares or of unvested restricted shares pursuant to the terms of the Support Agreements, or as otherwise provided in the Merger Agreement, to the extent applicable, outstanding options and unvested restricted shares will be treated as follows:

Treatment of Options and Restricted Shares

Each outstanding option to acquire Bankrate shares, whether or not then exercisable, that is outstanding immediately prior to the Acceptance Time, other than options held by persons who entered into Support Agreements (whose options shall be treated in the manner described in Section I. 10 (Interests of Bankrate’s Directors and Executive Officers in the Offer and the Merger)) will be converted into the right to receive, payable by the surviving corporation or Parent, as applicable, as soon as reasonably practicable after the Acceptance Time (and in any event, within 10 business days), a payment in cash equal to the product of (i) the excess, if any, of (x) the Offer Price over (y) the exercise price per share subject to such option, multiplied by (ii) the number of Bankrate shares for which such option has not previously been exercised, provided that if the exercise price per share of any such option to purchase Bankrate shares is equal to or greater than the Offer Price, such option will be cancelled without any cash payment. At the Acceptance Time, each outstanding share of restricted stock (other than Bankrate shares subject to Support Agreements) will vest in full and, subject to the ultimate vesting of such restricted stock, its holder will have the right to tender (or to direct Bankrate to tender on his or her behalf) such restricted stock (net of shares withheld to satisfy employment and income tax obligations) into the Offer. To the extent any restricted stock is not so tendered, upon the effective time of the Merger, it shall be converted into the right to receive the Offer Price unless otherwise agreed between Parent and the persons who entered into a Support Agreement.

Immediately following the effective time of the Merger, the entire equity in the surviving corporation will be held by Parent and Parent will be beneficially owned, by the Apax VII Funds and by the Support Executives, as described below under Section I. 10 (Interests of Bankrate’s Directors and Executive Officers in the Offer and the Merger). Immediately following completion of the Merger, the Apax VII Funds and the Support Executives will be the sole beneficiaries of Bankrate’s future earnings and growth, if any, and will be entitled to vote on corporate matters affecting the surviving corporation following the Merger. Similarly, the Apax VII Funds and the Support Executives will also bear the risks of ongoing operations, including the risks of any decrease in Bankrate’s value after the Merger.

9.	Purposes, Reasons and Plans for Bankrate after the Merger

Parent and Purchaser expect that, upon consummation of the Merger (with the exception of the transactions contemplated in connection with the Merger as described in this Offer to Purchase), the operations of Bankrate will be conducted substantially as they currently are being conducted. Parent and Purchaser do not have any current intentions, plans or proposals to cause Purchaser to engage in any of the following, other than in connection with Bankrate’s current strategic planning:

•	an extraordinary corporate transaction following consummation of the Offer and the Merger involving Bankrate’s corporate structure, business or management, such as a merger, reorganization or liquidation,

•	the relocation of any material operations or sale or transfer of a material amount of assets, or

•	any other material changes in Bankrate’s business.

Nevertheless, following consummation of the Offer and the Merger, Parent and the management and/or the board of directors of the surviving corporation may initiate a review of the surviving corporation and its assets, corporate and capital structure, capitalization, operations, business, properties and personnel to determine what changes, if any, would be desirable following the Offer and the Merger to enhance the business and operations of the surviving corporation and may cause the surviving corporation to engage in the types of transactions set forth above if the management and/or board of directors of the surviving corporation decides that such transactions are in the best interest of the surviving corporation upon such review. Parent, Purchaser, the Apax VII Funds and the surviving corporation expressly reserve the right to make any changes they deem appropriate in light of such evaluation and review or in light of future developments.

Purchaser reserves the right to purchase, following the consummation or termination of the Offer, additional Bankrate shares in the open market, in privately negotiated transactions, in another tender offer or exchange offer or otherwise. In addition, in the event that the Merger is not consummated for any reason, Purchaser will evaluate its other alternatives. Such alternatives could include proposing a merger on terms other than those described above, purchasing or selling additional Bankrate shares in the open market, in privately negotiated transactions, in another tender offer or exchange offer or otherwise, or taking no further action to acquire additional Bankrate shares. Any additional purchases of Bankrate shares could be at a price greater or less than the price to be paid for Bankrate shares in the Offer and could be for cash or other consideration. Alternatively, Purchaser or any of its affiliates may sell or otherwise dispose of any or all Bankrate shares acquired in the Offer or otherwise. Each such transaction may be effected on terms and at prices then determined by Purchaser or the applicable affiliate, which may vary from the terms and price in the Offer.

10.	Interests of Bankrate’s Directors and Executive Officers in the Offer and the Merger

In considering the recommendation of Bankrate’s board of directors to tender Bankrate shares in the Offer, shareholders should be aware that Bankrate’s executive officers and directors have agreements or arrangements that may provide them with interests that may differ from, or be in addition to, those of shareholders generally. Bankrate’s board of directors was aware of these agreements and arrangements during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in the Schedule 14D-9.

Director and Officer Indemnification and Insurance

All present rights of directors and officers of Bankrate to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the effective time of the Merger in connection with such person serving as a director or officer, whether asserted or claimed at or after the effective time of the Merger will continue after the Merger. Parent and the surviving corporation will maintain all exculpation, indemnification and advancement of expenses provisions of Bankrate that exist immediately prior to the effective time of the Merger, and will not for a period of six years after the Merger amend, repeal, or modify these provisions in any manner that would adversely affect the rights of any individuals who were current or former directors, officers or employees of Bankrate at the effective time of the Merger.

From and after the Board Appointment Date, Parent and the surviving corporation will, to the fullest extent permitted under law, indemnify and advance funds to each current and former director or officer of Bankrate for any action arising out of, relating to or in connection with any act or omission occurring or alleged to have occurred before or after the Board Appointment Date in connection with such person serving as a director or officer.

For six years following the Board Appointment Date, Parent will maintain or substitute directors’ and officers’ liability insurance on terms no less favorable than those under Bankrate’s current policy, subject to a maximum limit on annual premiums equal to 250% of the last annual premium paid by Bankrate prior to the date of the Merger Agreement with respect to matters arising on or before the Board Appointment Date. In lieu of the foregoing, Bankrate may purchase a six-year prepaid “tail policy” prior to the Board Appointment Date providing benefits substantially equivalent to those provided under Bankrate’s current policy with respect to matters arising on or before the Board Appointment Date.

Effect of the Offer and the Merger Agreement on Stock Options and Restricted Shares Granted under Bankrate’s Stock Incentive Plans and Stock held by Directors and Executive Officers

As set forth below, executive officers and non-employee directors who are party to a Support Agreement have committed to invest certain amounts into Parent. It is expected that these investments will be satisfied either (1) with amounts that would otherwise be payable with respect to their Bankrate equity holdings described below or (2) by the surrender of certain of their Bankrate equity holdings for Parent securities before the effective time of the Merger.

Options

The Merger Agreement provides that, except as may otherwise be agreed between Parent and an individual option holder who is party to a Support Agreement, each outstanding option to acquire Bankrate’s shares granted under Bankrate’s equity compensation plans, including those held by Bankrate’s executive officers and non-employee directors, that is outstanding immediately prior to the Acceptance Time will automatically fully vest (if not already vested) and will, with respect to the Support Executives, each of which has entered into a Support Agreement, upon the completion of the Merger, and with respect to Bankrate’s other executive officers and directors, upon the Acceptance Time, convert into the right to receive an amount in cash, without interest, equal to (i) $28.50 less the exercise price of the applicable option, multiplied by (ii) the aggregate number of Bankrate shares into which the applicable option was exercisable immediately prior to the completion of the Merger or the Acceptance Time, as applicable. Bankrate or the surviving corporation will pay the holders of Bankrate options the cash payments (less required withholding taxes) in respect of their options within ten business days following the Acceptance Time. If the exercise price of any option is equal to or greater than $28.50, it will be cancelled without any cash payment being made to the holder of such option. As of the date hereof, Messrs. Evans, DiMaria, Hoogterp, Horowitz, Ross, Ricciardelli, Zanca, DeFranco, Morse, O’Block, Martin, Pinola and Poliner hold 880,000, 130,000, 25,000, 45,000, 150,000, 40,000, 107,500, 24,250 and 85,000, 85,000, 62,500, 30,000 and 85,000 options to purchase Bankrate shares, respectively. Based on their Bankrate options held as of the date hereof, and assuming the Offer was completed on August 26, 2009, upon completion of the Offer the number of unvested options to purchase Bankrate shares held by each of Messrs. Evans, DiMaria, Hoogterp, Horowitz, Ross, Ricciardelli, Zanca, DeFranco, Morse, O’Block, Martin, Pinola and Poliner that would vest upon completion of the Offer are 0, 25,000, 0, 1,563, 48,751, 13,542, 1,563, 1,563, 10,000, 10,000, 10,000, 10,000 and 10,000, respectively. These unvested options each have an exercise price greater than $28.50 and would be cancelled without any cash payment upon completion of the Offer. Based on their Bankrate options held as of the date hereof, upon completion of the Offer and completion of the Merger, Messrs. Evans, DiMaria, Hoogterp, Horowitz, Ross, Ricciardelli, Zanca, DeFranco, Morse, O’Block, Martin, Pinola and Polinar would receive a cash payment in an amount equal to $17,201,200, $0, $256,000, $591,500, $0, $0, $1,937,050, $324,888, $1,007,900, $1,007,900, $420,425, $0 and $1,007,900, respectively, with respect to all of their Bankrate options, less any applicable withholding taxes.

Restricted Shares

The Merger Agreement also provides that, except for the Support Executives, all Bankrate restricted shares outstanding immediately prior to the Acceptance Time will vest in full and, subject to the ultimate vesting of the restricted shares, the holder of the Bankrate shares (other than holders subject to the Support Agreements) will have the right to tender (or direct Bankrate to tender) his or her restricted shares into the Offer (net of any Bankrate shares withheld to satisfy employment and income tax obligations). To the extent that any restricted shares that vest upon completion of the Offer are not tendered, they will be converted into the right to receive an amount in cash, without interest, equal to $28.50 per share upon the effective time of the Merger, except as otherwise agreed between Parent and an individual holder of restricted shares that is a party to a Support Agreement. Each of the Support Executives have agreed not to tender any of their Bankrate shares into the Offer, which with respect to the executive officers includes any Bankrate restricted shares. Based on their Bankrate restricted shares held as of the date hereof and assuming the Offer was completed on August 26, 2009, upon completion of the Offer, the number of Bankrate restricted shares held by each of Messrs. Evans, DiMaria, Hoogterp, Horowitz, Ross, Ricciardelli, Zanca and DeFranco that would vest immediately prior to completion of the Offer are 34,166, 82,500, 17,000, 47,500, 47,500, 16,833, 17,000 and 0, respectively, and Messrs. Evans, DiMaria, Hoogterp, Horowitz, Ross, Ricciardelli, Zanca and DeFranco would receive a cash payment, as of completion of the Offer or the Merger, as applicable, in an amount equal to $973,731, $2,351,250, $484,500, $1,353,750, $1,353,750, $479,740.50, $484,500 and $0, respectively, with respect to their restricted shares, less any applicable withholding taxes. Bankrate’s non-employee directors do not hold any Bankrate restricted shares.

Shares

Bankrate’s directors and executive officers also beneficially own Bankrate shares. With the exception of the Support Executives (who have separately agreed not to tender their Bankrate shares), these individuals may tender their Bankrate shares for acceptance in the Offer. Any Bankrate shares not tendered in the Offer would be exchanged for cash upon the closing of the Merger. Based on their Bankrate shares held as of the date hereof and assuming the Offer was completed on August 26, 2009, and assuming that, solely for purposes of this calculation, the executive officers and directors who are not Support Executives do not tender any of their Bankrate shares into the Offer, upon completion of the Offer, the number of Bankrate shares beneficially owned by each of Messrs. Evans, DiMaria, Hoogterp, Horowitz, Ross, Ricciardelli, Zanca, DeFranco Morse, O’Block, Martin, Pinola and Poliner (which, in all cases, does not include any restricted shares that will vest immediately prior to completion of the Offer) are 0, 11,210, 7,332, 6,258, 8,857, 7,135, 8,226, 0, 3,954,375, 307,074, 8,350, 5,000 and 300,456, respectively and the cash payment each such officer or director would receive upon the Merger in exchange for such Bankrate shares is $0, $319,485, $208,962, $178,353, $252,425, $203,348, $234,441, $0, $112,699,688, $8,751,609, $237,975, $142,500 and $8,562,996, respectively.

Support Executives’ Investment in Parent

Each of Messrs. Morse, O’Block, Evans, DiMaria, Hoogterp, Horowitz, Ricciardelli, Ross and Zanca has entered into a Support Agreement with Parent and Purchaser pursuant to which they have each agreed (i) not to tender any of their Bankrate shares into the Offer, (ii) to support the Merger and the other transactions contemplated by the Merger Agreement and (iii) to make certain investments in Parent (or an affiliate of Parent) prior to the effective time of the Merger. Each Support Agreement was approved as “an employment compensation, severance or other employee benefit arrangement” by Bankrate’s Compensation Committee (which is comprised solely of independent directors for purposes of the requirements of Rule 14d-10 of the Exchange Act) pursuant to the non-exclusive safe harbor provided by Rule 14d-10(a)(2) of the Exchange Act. The investment of each of those individuals will be invested in the same Parent securities, and in the same relative proportions between such securities, as will be held by the Apax VII Funds and their affiliates. To the extent that the Apax VII Funds and their affiliates determine that it is reasonably feasible, and after taking into account the previous sentence, the Apax VII Funds and Parent will cooperate with these shareholders to achieve a tax-free rollover of their committed equity investment. Mr. Evans has committed to invest $4,500,000, Mr. DiMaria has committed to invest $125,000, Mr. Hoogterp has committed to invest $125,000, Mr. Horowitz has committed to invest $125,000, Mr. Ricciardelli has committed to invest $35,000, Mr. Ross has committed to invest $100,000 and Mr. Zanca has committed to invest $125,000, and each of Messrs. Morse and O’Block has committed to invest between 30% and 50% of the after-tax value of his equity holdings in Bankrate. The percentage of Parent securities each Support Executive will hold subsequent to the

Merger is between 5% and 9% for Mr. Morse, between 0.4% and 0.8% for Mr. O’Block, approximately 0.8% for Mr. Evans, approximately 0.02% for each of Messrs. DiMaria, Hoogterp, Horowitz, Ross and Zanca and approximately 0.01% for Mr. Ricciardelli (which percentages do not reflect any Parent equity that may be granted to them pursuant to the Parent Equity Plan described below).

Management Arrangements with Parent

Parent has agreed on certain elements of the compensation arrangements that will be provided by Parent and the surviving corporation following the completion of the Merger to certain executive officers.

Standard Terms of Employment

Parent has agreed that the existing employment agreements of Messrs. Evans, DiMaria, Hoogterp, Horowitz, Ross and Zanca, including their severance rights, commitments and restrictive covenants thereunder, which are described in “Existing Employment Agreements with Bankrate” below, will remain in place following completion of the Offer, provided that, to the extent applicable, each executive will execute an amendment to their employment agreement providing that the Merger will not give them “good reason” to terminate (if applicable), nor itself constitute a breach of their employment agreement. Parent has also committed to increase effective October 1,2009 (i) the annual base salaries for Messrs. DiMaria, Hoogterp, Horowitz, Ricciardelli, Ross and Zanca by $25,000, $25,000, $50,000, $50,000, $50,000 and $10,000, respectively and (ii) the target bonuses for these same executives by $50,000, $10,000, $50,000, $25,000, $50,000 and $0, respectively.

Parent Equity Plan

Parent has committed to adopt an equity compensation plan (the “Parent Equity Plan”) that will provide an incentive pool to management (the “Management Pool”), the amount of which is set forth below:

Amount of
Return on Total Investment	Management Pool

1.0X	$ 0
1.5X	$ 20 million
2.0X	$ 40 million
2.5X	$ 60 million
3.0X	$ 80 million
3.5X	$100 million
4.0X	$120 million

In the event the return on total investment is between two of the figures above or is in excess of 4.0X, the amount of the Management Pool will be proportionately adjusted. The manner of determining the return on total investment that will be used to calculate the value of the Management Pool, as well as the form of the awards to be made to management under the Parent Equity Plan, has not yet been agreed upon by management and Apax and will be the subject of future negotiations. Parent is currently considering the feasibility of a structure for the Parent Equity Plan that will provide these economic rights to management in a form that is eligible for capital gains treatment.

Parent has committed to grant awards representing approximately 80% of the Management Pool at or about completion of the Merger, and will grant awards representing approximately 20% of the Management Pool thereafter. The portion of the Management Pool that will be granted to the executives and other employees will be determined by Mr. Evans and Parent’s board of directors. Under the Parent Equity Plan, prior to an exit event, Parent will allocate incentive awards having a value equal to the remaining unallocated value of the Management Pool, if any. The chief executive officer of the surviving corporation will recommend the allocation of awards for approval by Parent’s board of directors.

Awards granted pursuant to the Parent Equity Plan will generally vest to the extent agreed-upon investors in Parent achieve an 8% internal rate of return on their investment as of an exit event. If this return threshold is not satisfied on the exit event, the awards will be forfeited upon the exit event. Upon a grantee’s termination of employment before an exit event, outstanding awards that are not “contingently vested” will be forfeited. Up to 75% of a grantee’s awards will “contingently vest” if certain agreed upon annual earnings before interest, taxes, depreciation and amortization targets are achieved while the grantee is employed. These contingently vested awards will be forfeited if the grantee’s employment is terminated for cause, if the grantee terminates his or her employment without good reason or if the agreed-upon investors in Parent do not achieve the 8% internal rate of return on their investment described above. Contingently vested awards that are not forfeited upon a termination of employment may be repurchased with an interest bearing note that will be payable only if the return threshold is satisfied.

Each current executive officer who is granted awards under the new Parent Equity Plan will be subject to certain restrictive covenants, including non-competition, non-solicitation and non-interference covenants that will apply during employment and for the twelve months thereafter (and for a period to be determined in the case of Mr. Ricciardelli).

Shareholders Agreement

Each of the Support Executives has agreed to enter into a shareholders agreement with Parent which will govern the parties’ rights and obligations with respect to capital stock of Parent following completion of the Merger. Among other rights and obligations, the shareholders agreement will provide the executives with rights, under certain circumstances, to participate in sales, purchases and registrations of Parent shares and will provide Parent with the right to require the executive to participate in certain sales and to repurchase the executive’s options (or Parent shares acquired upon exercise of a previously vested option) upon termination of the executive’s employment.

Positions with Surviving Corporation

It is anticipated that the current management of Bankrate will hold substantially similar positions with the surviving corporation and its subsidiaries after completion of the Merger.

Existing Employment Agreements with Bankrate

Each of Bankrate’s executive officers, other than Mr. Ricciardelli, is party to an employment agreement with Bankrate. Under the terms of the employment agreements, the executive officers are entitled to certain severance payments in the event they incur a termination of employment by Bankrate without “cause” or, in the case of Mr. Evans if he resigns for “good reason” and, in the case of Mr. Ross if he resigns as a result of Bankrate’s breach of certain provisions of his employment agreement (each, a “Qualifying Termination”). Severance payments are subject to the executive officer’s execution and non-revocation of a release of claims against Bankrate. In the event of a Qualifying Termination, each executive officer is entitled to receive (1) within fifteen days of his date of termination, a lump sum cash amount equal to the sum of his unpaid base salary through the date of termination and any accrued bonus through the date of termination and (2) a separation payment equal to one year’s base salary at the then-current rate, payable in three equal installments as follows: (x) one-third is payable on the later of (i) fifteen days following the date of termination and (ii) the date after the executive officer’s right to revoke his release expires, (y) one-third is payable on the six-month anniversary of the date of termination and (z) one-third is payable on the one-year anniversary of the date of termination. Assuming that the Offer is completed on August 26, 2009 and the executive officer experiences a Qualifying Termination immediately thereafter, the amount of cash severance that will be payable to each of Messrs. Evans, DiMaria, Hoogterp, Horowitz, Ross, Zanca and DeFranco, respectively, is approximately $450,000, $350,000, $250,000, $300,000, $300,000, $240,000 and $210,000.

Each executive is subject to an ongoing confidentiality obligation, and non-competition and non-recruit covenants, while employed by Bankrate and for one year thereafter (six months for Mr. Hoogterp).

Bankrate’s Unwritten Severance Policy

Mr. Ricciardelli is eligible for severance under Bankrate’s standard, unwritten severance policy. Pursuant to this severance policy, employees whose employment is terminated as a result of a position elimination or a termination of employment by Bankrate without “cause” are, subject to their entry into a severance agreement and general release, eligible for severance in an amount of two weeks of pay, plus one week of pay (rounded up for partial years) for each year of service with Bankrate. Assuming that the Offer is completed on August 26, 2009 and Mr. Ricciardelli’s employment is terminated in a manner entitling him to severance under Bankrate’s severance policy, based on his years of service with Bankrate as of the date of termination, Mr. Ricciardelli would be eligible for cash severance payments of approximately $24,038.

11.	Certain Relationships Between Parent or Purchaser and Bankrate

There are no relationships between Parent and Purchaser or any of their respective affiliates, on the one hand, and Bankrate or any of its affiliates, on the other hand, that would require disclosure under the rules and regulations of the SEC applicable to this Offer to Purchase other than in respect of the Merger Agreement and those arrangements described in Sections I. 1 (Background of the Offer), Section I. 4 (Position of the Disinterested Directors Regarding the Fairness of the Offer and the Merger) and Section I. 13 (The Merger Agreement).

12.	Security Ownership of Certain Beneficial Owners and Management

The information contained in Annex A to the Schedule 14D-9 under the heading “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

13.	The Merger Agreement

The following summary of certain provisions of the Merger Agreement is qualified by reference to the Merger Agreement itself, which is attached hereto as Annex A and incorporated herein by reference. Shareholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

The Offer

The Merger Agreement provides that Purchaser will commence the Offer by 5:30 p.m. eastern daylight savings time on July 28, 2009, and that, subject to the satisfaction of the Minimum Condition and the other conditions that are described in Section III. 12 (Conditions to the Offer), Parent will cause Purchaser to accept for payment, and Purchaser will accept for payment, all Bankrate shares validly tendered and not withdrawn promptly following the Expiration Date. The initial expiration date of the Offer will be the 20th business day after the start of the Offer.

Purchaser has reserved the right to increase the amount of consideration payable in the Offer and to waive any condition of the Offer, except the Minimum Condition. However, Purchaser may waive the Minimum Condition, at the sole option of Purchaser, if the sum of the number of Bankrate shares validly tendered and not withdrawn plus the number of Bankrate shares subject to the Support Agreements is at least equal to the minimum number of Bankrate shares required to approve the Merger.

Purchaser has also agreed that, without the prior written consent of Bankrate, it will not:

•	decrease the amount of consideration payable in the Offer;

•	change the form of consideration payable in the Offer;

•	decrease the number of Bankrate shares sought to be purchased in the Offer;

•	impose additional conditions to the Offer; or

•	reduce the time period during which the Offer shall remain open.

Extensions of the Offer

Purchaser has agreed that it will extend the Offer (A) for one or more periods of up to 20 business days each, if at the scheduled Expiration Date of the Offer any of the conditions of the Offer has not been satisfied or waived, and (B) for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer. Purchaser, however, has no obligation to extend the Offer beyond April 22, 2010.

Purchaser may extend the Offer (but not beyond April 22, 2010) for a period of no more than 20 days in the aggregate, if at the scheduled Expiration Date of the Offer less than 80% of the number of Bankrate shares then outstanding have been validly tendered and not withdrawn (including for purposes of determining the 80% threshold the Bankrate shares held by persons subject to Support Agreements).

The Merger Agreement obligates Purchaser, subject to applicable securities laws and the satisfaction of the conditions of the Offer, to accept for payment and pay for all Bankrate shares validly tendered and not withdrawn pursuant to the Offer promptly following the acceptance of such Bankrate shares for payment.

Recommendation

Bankrate has represented in the Merger Agreement that the Bankrate board of directors has at a meeting duly called and held unanimously (i) determined it is fair and advisable for Parent to acquire Bankrate on the terms and subject to the conditions in the Merger Agreement, (ii) approved the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, in all respects, and (iii) resolved to recommend that the Bankrate shareholders accept the Offer, tender their Bankrate shares into the Offer and to the extent required, recommend that Bankrate’s shareholders approve and adopt the Merger Agreement and the Merger. Additionally, Bankrate’s board of directors unanimously adopted a resolution rendering the limitations on business combinations contained in the FBCA inapplicable to the Offer, the Merger Agreement and the other transactions contemplated by the Merger Agreement and electing that the Offer and the Merger not be subject to any “fair price,” “moratorium” or takeover laws that may purport to be applicable to the Merger Agreement or any of the transactions contemplated by the Merger Agreement.

Bankrate’s Board of Directors

On the Board Appointment Date, Purchaser is entitled to designate a number of directors, rounded up to the next whole number constituting at least a majority of the directors, to the board of directors of Bankrate that is equal to the total number of directors on Bankrate’s board of directors (giving effect to the increase described in this sentence) multiplied by the percentage that the Bankrate shares so purchased plus the number of shares subject to the Support Agreements bears to the total number of Bankrate shares then outstanding. After Purchaser accepts for payment any Bankrate shares validly tendered in the Offer, Bankrate has also agreed to cause Purchaser’s designees to constitute a majority of each committee of the Bankrate board of directors.

Bankrate will use reasonable efforts to ensure that the Bankrate board of directors will have at least three of its members as of July 22, 2009 who qualify as independent directors for purposes of the continued listing requirements of The Nasdaq Global Select Market and SEC rules and regulations (the “Continuing Directors”) shall remain members of the board of directors until the effective time of the Merger. If the number of Continuing Directors is reduced below three prior to the effective time of the Merger, the remaining independent incumbent directors will be entitled to designate persons to fill such vacancies.

Following the election or appointment of Purchaser’s designees and prior to the effective time of the Merger, any termination of the Merger Agreement by Bankrate, any extension by Bankrate of the time for the performance of any of the obligations or other acts of Parent or Purchaser or waiver of any of Bankrate’s rights under the Merger Agreement, any amendment of the Merger Agreement or other action adversely affecting the rights of shareholders of Bankrate (other than Parent or Purchaser) to receive the Offer Price will require the concurrence of a majority of the Continuing Directors that are on the Bankrate board of directors.

Top-Up Option

Pursuant to the Merger Agreement, Bankrate granted to Purchaser an irrevocable Top-Up Option to purchase additional Bankrate shares, at a price per share equal to the Offer Price that, when added to the number of Bankrate shares owned by Parent, Purchaser and any of their wholly-owned subsidiaries immediately prior to the time of such exercise, will constitute at least one share more than 80% of the Bankrate shares then outstanding (after giving effect to the Top-Up Option). The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting the Merger to occur pursuant to Florida’s short-form merger statute at a time when the approval of the Merger at a meeting of Bankrate’s shareholders would be assured because of Purchaser’s ownership of a majority of the Bankrate shares following completion of the Offer. Purchaser agreed to exercise the Top-Up Option if Purchaser does not own at least 80% of the outstanding Bankrate shares immediately after it accepts for purchase all of the shares validly tendered and not withdrawn.

If, following the Offer, Parent, Purchaser and any other subsidiary of Parent collectively at least own 80% of the outstanding Bankrate shares, Parent, Purchaser and Bankrate shall take all necessary and appropriate action to consummate the Merger as a short-form merger promptly without a meeting of shareholders of Bankrate in accordance with Section 607-1104 of the FBCA.

The Merger

The Merger Agreement provides that, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with the FBCA, at the effective time of the Merger:

•	Purchaser will be merged with and into Bankrate and, as a result of the Merger, the separate corporate existence of Purchaser will cease;

•	Bankrate will be the surviving corporation in the Merger, will cease to be a publicly traded company and will become a wholly-owned subsidiary of Parent; and

•	all of the rights, privileges, powers, franchises, properties and assets of Bankrate and Purchaser will vest in the surviving corporation and continue unaffected by the Merger.

Articles of Incorporation; Bylaws; Directors and Officers of the Surviving Corporation

At the effective time of the Merger, Bankrate’s articles of incorporation will be the articles of incorporation of the surviving corporation. The by-laws of Purchaser will be the by-laws of the surviving corporation. The directors of Purchaser will become the directors of the surviving corporation and the officers of Bankrate will remain the officers of the surviving corporation.

The obligations of Parent and Purchaser, on the one hand, and Bankrate, on the other hand, to complete the Merger are subject to the satisfaction of the following conditions:

•	the Merger Agreement having been approved and adopted, if required, by the requisite vote of the shareholders of Bankrate;

•	the consummation of the Merger will not then be restrained, enjoined or prohibited by any order of any governmental entity which remains in effect that enjoins or otherwise prohibits consummation of the Merger; and

•	Purchaser having purchased Bankrate shares pursuant to the Offer.

Merger Consideration

At the effective time of the Merger, each Bankrate share issued and outstanding immediately prior to the effective time of the Merger, other than Bankrate shares owned by Parent or Purchaser immediately prior to the effective time of the Merger, any dissenting shares or any Bankrate shares identified as rollover shares pursuant to the terms of the Support Agreements, will automatically be converted into the right to receive the

Offer Price in cash, without interest and less any applicable withholding taxes. All shares converted in to the right to receive the Offer Price shall be cancelled and cease to exist.

Payment for Bankrate Shares

Before the Merger, Parent will designate a bank or trust company approved in advance by Bankrate to make payment of the merger consideration. Promptly after the effective time of the Merger, Parent shall cause to be deposited, in trust with the paying agent, the funds appropriate to pay the Offer Price to the shareholders.

As soon as reasonably practicable after the effective time of the Merger and in no event later than two business days following the effective time of the Merger, the paying agent will send to each holder of Bankrate shares a Letter of Transmittal and instructions advising the shareholders how to surrender stock certificates in exchange for the Offer Price. The paying agent will pay the Offer Price to the shareholders upon receipt of (1) surrendered certificates representing the Bankrate shares and (2) a signed Letter of Transmittal and any other items specified by the Letter of Transmittal. Interest will not be paid or accrue in respect of the Offer Price. The surviving corporation will reduce the amount of any Offer Price paid to the shareholders by any applicable withholding taxes.

If any cash deposited with the paying agent is not claimed within 180 days following the effective time of the Merger, such cash will be returned to the surviving corporation upon demand, subject to any applicable unclaimed property laws. Any unclaimed amounts remaining immediately prior to when such amounts would escheat to or become property of any governmental authority will be returned to the surviving corporation free and clear of any prior claims or interest thereto.

The transmittal instructions will include instructions if the shareholder has lost the Certificate or if it has been stolen or destroyed. The shareholder will have to provide an affidavit to that fact and, if required by the paying agent or surviving corporation, post a bond in an amount that the surviving corporation or the paying agent reasonably directs as indemnity against any claim that may be made against it in respect of the Certificate.

Treatment of Options and Restricted Stock Units

When Purchaser accepts Bankrate shares for payment in the Offer, each option to purchase Bankrate shares outstanding as of such date (other than options held by persons who have entered into Support Agreements and have been agreed by such persons to be treated differently) will vest in full and be converted into the right to receive, payable by the surviving corporation or Bankrate, as applicable, as soon as reasonably practicable after the Acceptance Time (and in any event, within ten business days), a payment in cash equal to the product of (x) the difference, if any, of the Offer Price less the exercise price per Share subject to such option, multiplied by (y) the number of Bankrate shares for which such option has not previously been exercised, provided that if the exercise price per Share of any such option to purchase Bankrate shares is equal to or greater than the Offer Price, such option will be cancelled without any cash payment.

At the Acceptance Time, in accordance with the Merger Agreement, each outstanding, unexercised restricted common stock award (other than Bankrate shares subject to Support Agreements) will vest in full and, subject to the ultimate vesting of such restricted common stock, its holder will have the right to tender (or to direct Bankrate to tender on his or her behalf) such restricted common stock (net of shares withheld to satisfy employment and income tax obligations) into the Offer. To the extent any such restricted stock is not so tendered, upon the effective time of the Merger, they shall be converted into the right to receive the Offer Price.

Representations and Warranties

The Merger Agreement contains representations and warranties made by Bankrate to Parent and Purchaser and representations and warranties made by Parent and Purchaser to Bankrate. The assertions embodied in those representations and warranties were made solely for purposes of the Merger Agreement and qualified by information in confidential disclosure schedules provided by Bankrate to Parent in connection with signing the Merger Agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any particular date because they are subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to shareholders or used for the purpose of allocating risk between the parties to the Merger Agreement rather than establishing matters of fact. For the foregoing reasons, you should not rely on the representations and warranties contained in the Merger Agreement as statements of factual information.

In the Merger Agreement, Bankrate has made customary representations and warranties to Parent and Purchaser with respect to, among other things:

•	corporate matters related to Bankrate and its subsidiaries, such as organization, qualification, power and authority;

•	its capitalization;

•	its subsidiaries;

•	required consents and approvals, and no violations of agreements, governance documents or laws;

•	public SEC filings, financial statements, internal control and compliance with the Sarbanes-Oxley Act of 2002;

•	the documents relating to the Offer, Schedule 14D-9 and the proxy statement to be filed by Bankrate in connection with the Merger Agreement;

•	the absence of undisclosed liabilities;

•	compliance with laws and permits;

•	employee benefit matters;

•	affiliate transactions;

•	the absence of certain changes or events;

•	absence of litigation;

•	tax matters;

•	labor matters;

•	intellectual property;

•	real and personal property;

•	the vote required for the adoption of the Merger Agreement and the approval of the Merger and the transactions contemplated by the Merger Agreement;

•	material contracts;

•	finders’ and brokers’ fees and expenses;

•	opinions of financial advisors with respect to the fairness of the Offer Price; and

•	the inapplicability of state takeover statutes or regulations to the Offer or the Merger.

Some of the representations and warranties in the Merger Agreement made by Bankrate are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any fact, circumstance, event, change, effect or occurrence that, individually or in the aggregate with all other facts, circumstances, events, changes, effects, or occurrences, has or is reasonably expected to have a material adverse effect on or with respect to the business, results of operation or financial condition of Bankrate and its subsidiaries taken as a whole or that prevents or materially delays or materially impairs the ability of Bankrate to consummate the Merger. The definition of “Company Material Adverse Effect” excludes facts, circumstances, events, changes, effects or occurrences in or affecting:

•	economic conditions generally or the financial or securities markets in the United States or elsewhere in the world; or

•	the industries in which Bankrate or its subsidiaries operate generally or in any specific jurisdiction or geographical area in the United States or elsewhere in the world; and

•	facts, circumstances, events, changes, effects or occurrences resulting from or arising out of:

•	the announcement or the existence of, or compliance with, or taking any action required or permitted by, this Merger Agreement or the transactions contemplated hereby;

•	any taking of any action at the request of Parent or Purchaser;

•	any litigation arising from allegations of a breach of fiduciary duty or other violation of applicable law relating to this Merger Agreement or the transactions contemplated hereby;

•	any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any rule, regulation, ordinance, order, protocol or any other applicable law of or by any national, regional, state or local governmental entity in the United States or elsewhere in the world;

•	any changes in the United States generally accepted accounting principles or accounting standards or interpretations thereof;

•	any weather-related or other force majeure event or outbreak or escalation of hostilities or acts of war or terrorism; or

•	any changes in the share price or trading volume of the shares of Bankrate, in Bankrate’s credit rating or in any analyst’s recommendations with respect to Bankrate, or the failure of Bankrate to meet projections or forecasts (including any analyst’s projections) (but not excluding any underlying causes thereof unless otherwise excluded pursuant to another item on this list).

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to Bankrate with respect to, among other things:

•	corporate matters, such as organization, qualification, power and authority;

•	required consents and approvals, and no violations of agreements, governance documents or laws;

•	information furnished for the documents relating to the Offer, Schedule 14D-9 and the proxy statement to be filed by Bankrate in connection with the Merger Agreement;

•	sufficiency of funds to complete the Offer and Merger;

•	ownership of Purchaser by Parent;

•	finders’ and brokers’ fees;

•	absence of ownership by Parent or Purchaser of shares of Bankrate;

•	absence of certain arrangements;

•	absence of litigation; and

•	access to information regarding Bankrate.

None of the representations and warranties contained in the Merger Agreement survives the consummation of the Merger

Conduct of Business of Bankrate

From the date of the Merger Agreement and until the Board Appointment Date, Bankrate has agreed that it will, and will cause its subsidiaries to:

•	conduct their operations in all material respects in the ordinary course consistent with past practice; and

•	use commercially reasonable best efforts to maintain and preserve intact their business organizations and relationships and to retain services of key officers and employees, in all material respects.

In addition, during that same period except as expressly permitted by the terms of the Merger Agreement, Bankrate will not, and will not permit its subsidiaries to, take certain actions with respect to the following, subject to specified thresholds and exceptions:

•	changes to the terms of its capital stock;

•	dividends, distributions or redemptions of stock;

•	issuances of additional shares of capital stock, any securities convertible into, or any rights, warrants or options to acquire, any such shares of capital stock;

•	purchase or sale of assets;

•	making capital expenditures;

•	incur indebtedness for borrowed money;

•	increases in salaries or bonuses, announce new incentive awards, adopt compensation or benefit plans or accelerate options;

•	compromises, settlements or agreements to settle any pending or threatened suit or claim;

•	changes or waivers of any provision of Bankrate’s articles of incorporation or its by-laws;

•	changes in financial accounting principles;

•	granting any lien on any of its assets;

•	entering into any new line of business;

•	material tax elections changes to annual tax accounting periods changes to tax accounting methods, settlements of, or extensions or waivers of the applicable statute of limitations for any tax claim; or

•	any action intended to result in any of the conditions of the Offer not being satisfied or intended to prevent, delay or impair the ability of Bankrate to consummate the Merger;

No Solicitation

From the date of the Merger Agreement until the Board Appointment Date, Bankrate agreed that it will not and will cause its subsidiaries and their respective officers, directors, employees, agents, advisors, affiliates and other representatives, whom we refer to collectively as “representatives,” not to, directly or indirectly:

•	initiate, solicit, propose, encourage or knowingly facilitate (including by providing information) any inquiries, proposals or offers with respect to an Alternative Proposal (as defined below) or offer that would reasonably be expected to lead to an Alternative Proposal;

•	engage, continue or participate in any negotiations concerning, provide information in connection with, or have any discussions relating to or that is reasonably likely to lead to, an actual or proposed Alternative Proposal;

•	grant any waiver, amendment or release under any standstill or confidentiality agreement or “fair price,” “moratorium,” “business combination,” “control share acquisition” or other form of anti-takeover statute or regulation or facilitate any attempt by any person to make an Alternative Proposal; or

•	approve or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement relating to any Alternative Proposal.

Bankrate has agreed to (and to cause its subsidiaries to) immediately cease any solicitations, discussions or negotiations with any person that has made or indicated an intention to make an Alternative Proposal that exists as of July 22, 2009.

Notwithstanding the restrictions described above, at any time before the earlier of the acceptance of Bankrate shares for payment in the Offer or the shareholders’ approval of the Merger, Bankrate may furnish non-public information with respect to Bankrate and its subsidiaries to any third party that has submitted an unsolicited Alternative Proposal, and participate in discussions or negotiations regarding the Alternative Proposal, if:

•	such Alternative Proposal did not arise from any knowing or intentional breach by Bankrate of its obligations under the no solicitation provisions of the Merger Agreement and Bankrate shall have complied with the terms and conditions of the no solicitation covenant;

•	Bankrate’s board of directors determines in good faith, after consultation with Bankrate’s financial advisor and outside legal counsel, that the Alternative Proposal constitutes, or is reasonably expected to lead to, a Superior Proposal (as defined below);

•	after consultation with its outside legal counsel, Bankrate’s board of directors determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties to Bankrate’s shareholders under applicable law; and

•	any information furnished to the third party making the Alternative Proposal is covered by a confidentiality agreement containing standstill provisions substantively identical to and otherwise no less favorable to Bankrate in the aggregate than the terms of the confidentiality agreement between Apax and Bankrate.

Bankrate is also required to deliver to Parent a copy of any information delivered to the third party if the information has not previously been furnished to Parent.

In addition, Bankrate has agreed that, promptly, and in any event within 48 hours, Bankrate will notify Parent orally and, subsequently, in writing of (i) any Alternative Proposal, (ii) any request for non-public information relating to Bankrate or its subsidiaries, and (iii) any inquiry or request for discussion or negotiation regarding an Alternative Proposal. Such notification will include the identity of the third party making the Alternative Proposal and the material terms and conditions of any such Alternative Proposal or inquiries or requests. Bankrate has agreed to provide Parent with copies of any written requests, proposals, offers or agreements. Bankrate is required to keep Parent informed on a reasonably current basis of the status and items of the Alternative Proposal and status of such discussions and negotiations.

Bankrate’s Board of Directors’ Recommendation

Subject to the provisions described below, Bankrate’s board of directors agreed to recommend that the holders of the Bankrate shares accept the Offer, tender their Bankrate shares to Purchaser in the Offer and, if required, approve and adopt the Merger Agreement and the Merger. This is referred to as the “Recommendation.” Bankrate’s board of directors also agreed to include the Recommendation in the Schedule 14D-9 and to permit Parent to include the Recommendation in this Offer to Purchase and documents related to the Offer. The Merger Agreement provides that Bankrate’s board of directors will not effect an “Adverse Recommendation Change” (as defined below) except as described below.

The board of directors of Bankrate has agreed not to (i) withhold, withdraw, qualify or modify the Recommendation in a manner adverse to Parent or Purchaser, or publicly propose to do so, (ii) adopt, approve or recommend any Alternative Proposal, (iii) subject to the requirements of Rule 14d-9 or Rule 14e-2(a) under the Exchange Act, fail to publicly recommend against any Alternative Proposal or fail to publicly reaffirm the Recommendation, in each case, within two business days after Parent’s request (provided that Parent may not make such a request more than twice), (iv) subject to the requirements of Rule 14d-9 or Rule 14e-2(a) under the Exchange Act, fail to recommend against any Alternative Proposal subject to Regulation 14D under the Exchange Act in a Schedule 14D-9 within ten business days after the commencement of such Alternative Proposal, (iv) fail to include the Recommendation in the documents related to the Offer, (v) enter into any letter of intent, memorandum of understanding or similar document or contract relating to any Alternative Proposal, or (vi) take any other action or make any other public statement that is inconsistent with the Recommendation (any action described in clauses (i) through (vi), an “Adverse Recommendation Change”).

However, subject to the termination provisions of the Merger Agreement, including the payment of, if Parent terminates following an Adverse Recommendation Change by Bankrate’s board of directors, the Termination Fee (as defined below), the Bankrate board of directors may make an Adverse Recommendation Change prior to the earlier of the completion of the Offer or the approval (if any) of the Merger by shareholders of Bankrate, if the Bankrate board of directors determines in good faith after consultation with its outside legal and financial advisors that failure to do so would be inconsistent with the Bankrate board of director’s exercise of their fiduciary duties.

The Merger Agreement does not prohibit Bankrate or its board of directors from (i) taking and disclosing to its shareholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act or making any required disclosure to Bankrate’s shareholders if, in the good faith judgment of the board, after consultation with its outside counsel, it is required to do so under applicable law, provided that, any such disclosure (other than a “stop-look-and-listen communication” or similar communication contemplated by Rule 14d-9(f) under the Exchange Act) will be deemed an Adverse Recommendation Change unless the Bankrate board of directors expressly publicly reaffirms its Recommendation within two business days of such disclosure, or (ii) making any “stop-look-and-listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act.

Bankrate has agreed that the Bankrate board of directors’ approval for purposes of causing any takeover statute to be inapplicable to the transactions contemplated by the Merger Agreement will be irrevocable and an Adverse Recommendation Change will not change such approval.

For purposes of this Offer to Purchase and the Merger Agreement:

•	“Alternative Proposal” means any inquiry, proposal or offer from any person for (i) an acquisition of Bankrate (or any subsidiary or subsidiaries of Bankrate whose business constitutes 20% or more of the net revenues, net income or assets of Bankrate and its subsidiaries, taken as a whole), (ii) the acquisition in any manner, directly or indirectly, of over 20% of the equity securities (by vote or value) or consolidated total assets of Bankrate and its subsidiaries or (iii) the acquisition (whether by merger, consolidation, equity investment, share exchange, joint venture or otherwise) by any third party, directly or indirectly, of any entity that holds assets representing, directly or indirectly, 20% or more of the net revenues, net income or assets of Bankrate and its subsidiaries, taken as a whole, (iv) any tender offer or exchange offer, as such terms are defined under the Exchange Act, that, if consummated, would result in any third party beneficially owning 20% or more of the outstanding Bankrate shares and any other voting securities of Bankrate, or (v) any combination of the foregoing.

•	“Superior Proposal” means any bona fide written Alternative Proposal on terms which the board of directors of Bankrate determines in good faith, after consultation with Bankrate’s outside legal counsel and financial advisors, to be more favorable from a financial point of view to the holders of Bankrate shares than the transactions provided for in the Merger Agreement (after taking into account the expected timing and risk of consummation), taking into account, among other things, all the terms, conditions, impact and all legal, financing and regulatory aspects, shareholder litigation, break up fee and expense reimbursement provisions and other events or circumstances beyond the control of the party invoking the condition of such proposal (in each case taking into account any revisions to the Merger Agreement made or proposed in writing by Parent prior to the time of determination); provided that for purposes of the definition of “Superior Proposal,” the references to “20%” in the definition of Alternative Proposal shall be deemed to be references to “50%.”

Efforts to Close the Transaction

In the Merger Agreement, each of Bankrate, Parent and Purchaser agreed to use its reasonable best efforts to take all actions necessary, proper or advisable under applicable law to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including preparing and filing as promptly as practicable all documentation to effect all necessary filings, notices, petitions and other documents necessary to consummate the Offer, the Merger and other transactions contemplated by the Merger Agreement.

Takeover Statute

If any “fair price,” “moratorium,” “business combination,” “control share acquisition” or other form of anti-takeover statute or regulation becomes applicable to the Offer, the Merger, the Top-Up Option or the other transactions contemplated by the Merger Agreement, each of Bankrate and Parent and the members of their respective boards of directors shall grant such approvals and take such actions as are reasonably necessary to eliminate if possible, and otherwise to minimize, the effects of such statute or regulation on the Offer, the Merger and the other transactions contemplated thereby.

Indemnification and Insurance

Parent and Purchaser agreed that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the effective time of the Merger, whether asserted or claimed prior to, at or after the effective time of the Merger, now existing in favor of the current or former directors, officers or employees of Bankrate as provided in their respective certificates of incorporation or bylaws or other organizational documents or in any agreement will survive the Offer or the Merger and will continue in full force and effect and will not be, for a period of six years from the date of closing of the Merger Agreement, modified in any manner that would adversely affect the rights thereunder of any individuals who at the effective time of the Merger were current or former directors, officers or employees of Bankrate.

In addition, Parent agreed to indemnify and hold harmless each current and former director or officer of Bankrate or any of its subsidiaries against any costs and expenses, losses, claims, damages or actions arising out any action or omission in connection with such director’s or officer’s service to Bankrate or any of its subsidiaries.

For a period of six years after the Board Appointment Date, Parent shall either cause to be maintained in effect the current or substitute policies of officers’ and directors’ liability insurance maintained by Bankrate and its subsidiaries; provided that Parent shall not be required to expend annually in excess of 250% of the annual premium currently paid by Bankrate under the current policies, but in such case shall purchase as much coverage as reasonably practicable for such amount. Alternatively, Bankrate shall be entitled to purchase, prior to the Board Appointment Date, a “tail policy” on terms and conditions providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Bankrate with respect to matters arising on or before the Board Appointment Date, covering without limitation the transactions contemplated by the Merger Agreement.

Shareholder Litigation

Bankrate will control and will give Parent the opportunity to participate in the defense of any litigation brought against Bankrate by its shareholders relating to the transactions contemplated by the Merger Agreement. Bankrate may not compromise or settle any such litigation without the prior written consent of Parent.

Other Covenants

The Merger Agreement contains other covenants, including, covenants relating to calling the shareholders meeting to approve the Merger, public announcement, notice, access and confidentiality.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the effective time of the Merger, whether before or after any approval of the Merger by the shareholders of Bankrate:

•	by mutual written consent of Parent and Bankrate;

•	by either Parent or Bankrate:

•	if the Offer is not consummated by April 22, 2010, provided that this right is not available to a party if such party’s failure to fulfill any of its obligations under the Merger Agreement proximately caused the Offer not to have been consummated on or before said date; or

•	if an order, decree or injunction has been issued permanently restraining, enjoining or otherwise prohibiting the consummation of the Offer or the Merger and such order, decree or injunction becomes final and non-appealable;

•	by Bankrate:

•	at any time prior to the consummation of the Offer, if Parent or Purchaser will have (i) breached or failed to perform in any material respect any of its covenants and obligations under the Merger Agreement, or (ii) breached any representations or warranties, which breach would result in a delay in the consummation of the Offer and is either incurable or not cured by the party in breach within the earlier of 30 days or the April 22, 2010;

•	In order to enter into a transaction that is a Superior Proposal, but only if:

•	the Bankrate board of directors has received a Superior Proposal that is not withdrawn;

•	the Bankrate board of directors has determined in good faith, after consultation with its independent financial advisor and outside legal counsel, that failure to terminate the Merger Agreement in order to enter into a Superior Proposal would be inconsistent with the directors’ fiduciary duties;

•	Bankrate will have complied with its non-solicitation obligations under the Merger Agreement;

•	Bankrate has given Parent at least three business days’ advance written notice of a Superior Proposal, including the identity of the person making such Superior Proposal and the most current written agreement relating to such Superior Proposal, and of any subsequent changes to the Superior Proposal;

•	following good faith negotiations with Parent of terms and conditions of the Merger Agreement during such three business-day period and after taking into account any revised proposal made by Parent, the board of directors shall have determined in good faith that such revised proposal is not at least as favorable from a financial point of view to the shareholders as such Superior Proposal; and

•	Bankrate will have paid a termination fee of $30.0 million (the “Termination Fee”); or

•	if Purchaser will have (i) failed to commence the Offer by 5:30 p.m. Eastern Daylight Savings time on July 28, 2009, (ii) terminated or made any change to the Offer in material violation of the terms of the Merger Agreement or (iii) failed to accept for payment and pay for Bankrate shares validly tendered and not withdrawn in the Offer;

•	by Parent:

•	at any time prior to the consummation of the Offer, if Bankrate will have breached any of its representations and warranties under the Merger Agreement such that the condition of the Offer that the representations and warranties will be true and correct (except where a failure to be so true and correct would not have a material adverse effect) would be incapable of being satisfied by the earlier of 30 days following receipt by Bankrate of written notice of such breach or April 22, 2010;

•	Bankrate will have breached any of its covenants or agreements under the Merger Agreement that remains uncured, or is incapable of being cured, within 20 business days following written notice from Parent and Purchaser such that the condition of the Offer that no breach of a covenant in any material respect has occurred and is continuing would not be satisfied or would be incapable of being satisfied by the earlier of 30 days following receipt by Bankrate of written notice of such breach or the April 22, 2010;

•	if Bankrate gives Parent notice that it will terminate the Merger Agreement in connection with entering into a transaction that is a Superior Proposal;

•	if Bankrate’s board of directors has made an Adverse Recommendation Change or Bankrate has breached in any material respect its non-solicitation obligations;

•	if the Minimum Condition will not have been satisfied, but all other conditions of the Offer will have been satisfied, as of any Expiration Date of the Offer subsequent to the later of the 120th business day following the commencement of the Offer and the 30th business day following SEC’s conclusion of its review of the Schedule TO, the Transaction Statement on Schedule 13E-3 (“Schedule 13E-3”), and Schedule 14D-9 (in the good faith belief of Parent); or

•	if Parent pays the Parent Termination Fee (as defined below) by wire transfer to Bankrate.

Effect of Termination

If the Merger Agreement is terminated in accordance with its terms, the Merger Agreement will become null and void and, subject to certain exceptions described below and in the Merger Agreement, there will be no liability on the part of Parent, Purchaser or Bankrate. No party is relieved of any liability for willful breach of the Merger Agreement, provided that no party is liable for punitive damages, subject to the limitation on aggregate liability of Parent and Purchaser of $570.8 million.

Bankrate has agreed to pay Parent the Termination Fee, if:

•	(A) a bona fide Alternative Proposal is made known to Bankrate, the board of directors, or senior management of Bankrate, or has been made directly to the shareholders of Bankrate or any person has publicly announced a bona fide intention (not subsequently withdrawn) to make an Alternative Proposal and following any such event the Merger Agreement is terminated (i) by Bankrate or Parent if the Offer is not consummated by the April 22, 2010, or (ii) by Parent if (x) Bankrate has breached any of its covenants or agreements under the Merger Agreement such that the condition to the Offer regarding compliance with covenants is incapable of being satisfied or (y) the Minimum Condition will not have been satisfied within the time limits described above and (B) Bankrate enters into a letter of intent, agreement in principle, acquisition agreement or other definitive agreement with respect to an Alternative Proposal, or consummates an Alternative Proposal, within 12 months of the date the Merger Agreement is terminated (provided that for purposes of this section, the references to “20%” in the definition of Alternative Proposal shall be deemed to be references to “50%”);

•	the Merger Agreement is terminated by Bankrate in order to enter into a transaction that is a Superior Proposal; or

•	the Merger Agreement is terminated by Parent because (A) Bankrate gives Parent notice that it will terminate the Merger Agreement in connection with entering into a transaction that is a Superior Proposal or (B) Bankrate’s board of directors has made an Adverse Recommendation Change or (C) Bankrate has breached in any material respect its no solicitation obligations.

If Bankrate is obligated to pay the Termination Fee under the scenario in the first bullet point above, any amounts Bankrate previously paid to Parent as expense reimbursement will be credited toward the Termination Fee amount payable by Bankrate.

Parent may terminate the Merger Agreement at any time prior to the effective time of the Merger upon the payment to Bankrate of a termination fee of $570.8 million (the “Parent Termination Fee”). Bankrate’s right to receive the Parent Termination Fee from Parent will be the sole and exclusive remedy against Parent and any affiliates of Parent and, upon payment of the Parent Termination Fee, neither Parent nor any affiliates of Parent will have any liability or obligation to Bankrate relating to or arising out of the Merger Agreement or other agreements or transactions contemplated by the Merger Agreement.

Bankrate agreed to pay out-of-pocket costs and expenses in an amount of up to $3.0 million actually incurred by Parent in connection with the Merger Agreement if Parent terminates the Merger Agreement because the Minimum Condition will not have been satisfied within the time limits described above.

Specific Performance

Bankrate’s sole remedy for a breach by Parent or Purchaser is to seek specific performance of the Merger Agreement and Parent and Purchaser’s obligations thereunder, including the obligation to complete the Offer and the Merger. However, if a court decides not to award specific performance, then Bankrate can seek monetary damages with the loss to Bankrate shareholders expressly included in measuring damages. The extent of monetary damages is limited by the $570.8 million cap in the Second Commitment Letter (as defined and described below). Bankrate will not be entitled to enforce any award for monetary damages unless Purchaser fails to consummate the Offer and Merger within two weeks following such award.

Limitations of Liability

The maximum aggregate liability of Parent (including the Parent Termination Fee) for damages or otherwise is limited to $570.8 million. Bankrate can cause the Apax VII Funds to provide funds, pro rata based on each fund’s participation and subject to the maximum set forth in the second commitment letter between Bankrate, Parent and the Apax VII Funds (the “Second Commitment Letter”), up to such aggregate limit to Parent to the extent provided in the Second Commitment Letter, subject to the terms of the Second Commitment Letter and the Limited Guarantee. In addition, the rights of Bankrate pursuant to the Second Commitment Letter and the Limited Guarantee are the sole and exclusive remedy of Bankrate and its affiliates against Parent and Parent’s affiliates in respect of monetary liabilities or obligations arising under the Merger Agreement. You will find a description of the Second Commitment Letter and the Limited Guarantee below and in Section III. 11 (Source and Amount of Funds).

Fees and Expenses

Except for the expense reimbursement provisions described under “Effect of Termination” above for Parent’s benefit, costs and expenses incurred by the parties will be paid by the party incurring such costs and expenses, except expenses incurred in connection with printing, filing and mailing the Bankrate’s proxy statement and fees relating to HSR Act or other regulatory filing will be borne one-half by Bankrate and one-half by Parent.

Amendment

The Merger Agreement may be amended by Bankrate, Parent and Purchaser at any time before or after any approval of the Merger Agreement by Bankrate’s shareholders but, after any such approval, no amendment will be made that by law requires further approval by the Bankrate shareholders without obtaining such further approval.

Governing Law

The Merger Agreement shall be governed by Delaware law except matters relating to fiduciary duties of the Bankrate board of directors and internal corporate affairs of Bankrate shall be governed by Florida law.

Commitment Letters and Limited Guarantee

Parent has received a commitment letter from the Apax VII Funds, pursuant to which the Apax VII Funds have agreed to purchase equity and/or debt securities of Parent in an aggregate amount of up to $570.8 million in cash, solely for the purpose of funding Purchaser’s payment of the Offer Price for Bankrate shares tendered in the Offer and, if the Offer is completed, for Bankrate shares acquired in the Merger. The Apax VII Funds and the Other Apax Entities will contribute to Parent at the Acceptance Time an amount sufficient to fund the Offer Price for the Bankrate shares validly tendered and not properly withdrawn pursuant to the Offer, subject to (1) the satisfaction or waiver by Parent of the conditions to Parent’s and Purchaser’s obligations to consummate the Offer described in the Merger Agreement, and (2) the contemporaneous acceptance for payment by Purchaser of Bankrate shares validly tendered and not properly withdrawn pursuant to the Offer. The Apax VII Funds will contribute to Parent up to the remainder of their commitment pursuant to this commitment letter at the effective time of the Merger, subject to the satisfaction or waiver by Parent of the conditions to Parent’s and Purchaser’s obligations to effect the Merger described in the Merger Agreement. The Apax VII Funds’ obligation to fund the commitment terminates at the earliest of (1) termination of the Merger Agreement according to its terms, (2) the effective time of the Merger, (3) payment of the Parent Termination Fee and (4) funding of the foregoing commitment.

Bankrate and Parent are direct parties to and can enforce a Second Commitment Letter pursuant to which the Apax VII Funds have agreed to purchase equity and/or debt securities of Parent in an aggregate amount of up to $570.8 million in cash, solely for the purpose of allowing Parent to satisfying claims arising out of a breach of Parent’s obligations under the Limited Guarantee described below. The Apax VII Funds’ obligation to fund the commitment under this Second Commitment Letter is subject to all of the terms and conditions of the Limited Guarantee (described below) and an assertion in writing by Bankrate of a breach by Parent or Purchaser of their respective obligations under the Merger Agreement. The Apax VII Funds’ obligation to fund the commitment terminates at the earliest of (1) a termination of the Merger Agreement according to its terms (other than termination due to (a) a pending injunction, (b) a failure to consummate the Offer by April 22, 2010, (c) a breach by Parent or Purchaser of their representations and warranties or covenants under the Merger Agreement, (d) a failure by Purchaser to commence the Offer by 5:30 p.m. Eastern Daylight Savings time on July 28, 2009 or (e) a failure by Purchaser to accept for payment and pay for the Bankrate shares tendered in the Offer, in which case, the commitment expires 120 days following a valid termination of the Merger Agreement, provided that the commitment will not terminate as to any claim for which notice has been given to Parent prior to the end of such 120-day period), (2) the effective time of the Merger, (3) the payment of the Parent Termination Fee, and (4) funding of the commitment.

The liability of the Apax VII Funds entering into both commitment letters described above is several, not joint and several, based upon the following percentages: Apax US VII, L.P. (7.000%), Apax Europe VII-1, L.P. (1.515%), Apax Europe VII-A, L.P. (32.272%) and Apax Europe VII-B, L.P. (59.213%).

Parent and Bankrate entered into a Limited Guarantee pursuant to which Parent has agreed to irrevocably guarantee, in an amount up to $570.8 million, (1) the Parent Termination Fee, (2) Parent’s obligations to pay damages to Bankrate under the Merger Agreement, and (3) Parent’s or Purchaser’s obligations to perform specifically the terms and provisions of the Merger Agreement, in each case, solely to the extent such Parent Termination Fee, damages, or specific performance, as the case may be, are found in a final judicial determination (or a settlement tantamount thereto) to be due and payable or to be required, as applicable, pursuant to the terms and conditions of the Merger Agreement. The Limited Guarantee will remain in force and effect until the earliest of (1) a termination of the Merger Agreement according to its terms (other than a termination due to (a) a pending injunction, (b) a failure to consummate the Offer by April 22, 2010, (c) a breach by Parent or Purchaser of their representations and warranties or covenants under the Merger Agreement, (d) a failure by Purchaser to commence the Offer by 5:30 p.m. Eastern Daylight Savings time on July 28, 2009 or (e) a failure by Purchaser to accept for payment and pay for the Bankrate shares tendered in the Offer, in which case, the Limited Guarantee expires 120 days following a valid termination of the Merger Agreement, provided that the Limited Guarantee will not terminate as to any claim for which notice has been given to Parent prior to the end of such 120-day period), (2) the effective time of the Merger, and (3) the payment of the Parent Termination Fee. However, if Bankrate brings certain legal claims (x) relating to the validity, enforceability or legality of certain provisions of the Limited Guarantee, (y) for liability of Parent or Purchaser under the Merger Agreement or the equity commitment letter, other than liability under the Limited Guarantee, or (z) in a jurisdiction other than Delaware, then the obligations of Parent under the Limited Guarantee terminate.

The maximum aggregate liability of the Apax VII Funds, Parent, Purchaser and their affiliates to Bankrate under the Limited Guarantee, the Merger Agreement and the Second Commitment Letter is limited to $570.8 million.

14.	Appraisal Rights

No appraisal rights are available with respect to Bankrate shares tendered and accepted for purchase in the Offer. However, if the Merger is consummated, shareholders who do not tender their Bankrate shares in the Offer will have certain rights under Section 607.1302 of the FBCA to demand appraisal of, and to receive payment in cash of the fair value of, their Bankrate shares. Such appraisal rights, if the statutory procedures are met, could lead to a judicial determination of the fair value of the Bankrate shares, as of the effective time of the Merger, required to be paid in cash to such dissenting holders for their Bankrate shares. In addition, such dissenting shareholders would be entitled to receive payment of interest from the date of consummation of the Merger through the date of the payment of the judgment on the amount determined to be the fair value of their Bankrate shares. Such determination could be based upon considerations other than, or in addition to, the market value of the Bankrate shares, including, among other things, asset values, investment value and earning capacity. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the Offer Price.

If any holder of Bankrate shares who demands appraisal under Florida law fails to perfect, or effectively withdraws or loses his rights to appraisal as provided under Florida law, each Bankrate share of such shareholder will be converted into the right to receive the Offer Price. A shareholder may withdraw his, her or its demand for appraisal by delivering to Bankrate a written withdrawal of his, her or its demand for appraisal and acceptance of the Merger.

The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Florida law and is qualified in its entirety by reference to Florida law. Further details regarding appraisal rights are set forth as an exhibit to the Schedule TO.

If you sell your Bankrate shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your Bankrate shares but, rather, will receive the Offer Price for each of your Bankrate shares.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTIONS 607.1301 THROUGH 607.1333 OF THE FBCA FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF ANY SUCH RIGHTS.

15.	Management Fees following the Effective Time of the Merger

In connection with the closing of the Merger, Apax and Apax Europe VII GP Co. Ltd. will enter into “Material Event Advisory Agreements.” Under those agreements, those affiliates will be entitled to receive from Parent or Bankrate (1) at the effective time of the Merger an arrangement fee in an amount equal to 3% of the total capital invested by the Apax VII Funds, (2) an advisory fee in an amount equal to 0.3% per annum of the total capital invested by the Apax VII Funds in Parent, (3) an additional arrangement fee in connection with any exit transaction in an amount equal to 3% of the value of the Apax VII Funds’ investment in Bankrate at exit, and (4) in connection with any future recapitalization or borrowing to finance an add-on acquisition, a fee equal to 1% of the money raised. In return, Apax and Apax Europe VII GP Co. Ltd. will provide certain financial advisory services and advice to Parent and the surviving corporation during the term of the agreements. Apax acted as an investment advisor to the Apax VII Funds in connection with the negotiation of the Merger Agreement, however, Apax does not have the power to direct the investments of any of the Apax VII Funds, therefore Apax is not being named as a person filing the Schedule TO with the SEC.

FORWARD LOOKING STATEMENTS

Information both included and incorporated by reference in this Offer to Purchase may contain “forward looking statements”. These forward looking statements include, among others, statements about Parent, Purchaser, Ben Holding S.à.r.l, and the Apax VII Funds’ beliefs, plans, objectives, goals, expectations, estimates and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond our control.

The words “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “target,” “goal,” and similar expressions are intended to identify forward-looking statements. All forward-looking statements, by their nature, are subject to risks and uncertainties. Parent, Purchaser, Ben Holding S.à.r.l, and the Apax VII Funds’ ability to achieve their objectives could be adversely affected by, among others: (1) macroeconomic condition and general industry conditions such as the competitive environment; (2) regulatory and litigation matters and risks; (3) legislative developments; (4) changes in tax and other laws and the effect of changes in general economic conditions; (5) the risk that a condition to closing of the transaction may not be satisfied; and (6) other risks to consummation of the transaction, including the risk that the transaction will not be consummated within the expected time period.

II. INTRODUCTION

Purchaser hereby offers to purchase all of the outstanding Bankrate shares at the Offer Price upon the terms and subject to the conditions set forth in this Offer. As of August 7, 2009, there were (i) 19,164,128 Bankrate shares, including 262,499 shares of restricted common stock of Bankrate and (ii) 2,600,534 options to purchase Bankrate shares issued and outstanding. The holders of all of the Bankrate shares (other than Bankrate shares held by persons who entered into Support Agreements, totaling 4,310,467 shares as of such date), holders of the shares of restricted common stock (other than Bankrate shares subject to Support Agreements) and holders of Bankrate shares purchased upon exercise of options (other than the options to purchase 1,547,500 shares which are subject to the Support Agreements) will have the right to tender their shares in the Offer. As of August 7, 2009, all of the restricted common stock of Bankrate were subject to Support Agreements.

Tendering Bankrate shareholders whose Bankrate shares are registered in their own names and who tender their Bankrate shares directly to the Depositary for the Offer, will not be obligated to pay brokerage fees or commissions in connection with the Offer or, except as set forth in Instruction 6 to the Letter of Transmittal for the Offer, transfer taxes on the sale of the Bankrate shares in the Offer. A shareholder of Bankrate who holds Bankrate shares through a broker, dealer, bank, trust company or other nominee should consult with such institution to determine whether it will charge any service fees for tendering such shareholder’s Bankrate shares to Purchaser in the Offer.

Purchaser will pay all fees and expenses of the Depositary and the Information Agent, incurred in connection with the Offer. See Section III. 15 (Fees and Expenses) of this Offer to Purchase for more information.

The Offer is being made pursuant to the Merger Agreement, pursuant to which, following the purchase by Purchaser of Bankrate shares in the Offer and the satisfaction or waiver of certain conditions including compliance with Florida law, the Merger will occur with Bankrate surviving the Merger as a wholly-owned subsidiary of Parent. As a result of the Merger, each outstanding Bankrate share, other than Bankrate shares that are identified as rollover shares pursuant to the terms of the Support Agreements, Bankrate shares owned by Parent, Purchaser, Bankrate or any wholly-owned subsidiary of Bankrate, or by any shareholder of Bankrate who is entitled to and properly exercises appraisal rights under Florida law, will be converted into the right to receive the Offer Price, without interest thereon. See Section I. 13 (The Merger Agreement) of this Offer to Purchase for more information.

The Bankrate board of directors has unanimously: (1) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, are fair and advisable to and in the best interests of Bankrate and Bankrate’s shareholders; (2) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in all respects; (3) subject to the terms and conditions of the Merger Agreement, recommended that Bankrate’s shareholders accept the Offer, tender their Bankrate shares to Purchaser pursuant to the Offer and, if required, approve and adopt the Merger and the Merger Agreement; and (4) approved the execution, delivery and performance of the Merger Agreement by and on behalf of Bankrate and the consummation of the transactions contemplated thereby, including the Offer and the Merger. Accordingly, Bankrate’s board of directors believes that the Offer and the Merger are fair to all of Bankrate’s shareholders, including unaffiliated shareholders, and unanimously recommends that the shareholders of Bankrate accept the Offer and tender their Bankrate shares to Purchaser in the Offer and, if required, vote to approve the Merger and the Merger Agreement.

The factors considered by Bankrate’s board of directors in making the determinations and the recommendation described above and other matters relied upon by Bankrate’s board of directors, including the written opinions of its financial advisors as to the fairness, each as of July 22, 2009, from a financial point of view, of the Offer Price to holders of Bankrate shares, are described in Bankrate’s Schedule 14D-9, which will be filed with the SEC and is being mailed to the shareholders of Bankrate together with this Offer to Purchase. Shareholders of Bankrate are urged to, and should, carefully read Bankrate’s Schedule 14D-9.

The Offer is conditioned upon, among other things, the Minimum Condition. The Minimum Condition may be waived by Purchaser, at its sole option, (i) if the number of Bankrate shares validly tendered and not withdrawn shall be at least equal to the difference between (x) a majority of the outstanding Bankrate shares, which is the minimum number of Bankrate shares required to approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement pursuant to the organizational documents of Bankrate and the FBCA, less (y) the number of Bankrate shares subject to Support Agreements or (ii) with the prior written consent of Bankrate. The Offer is also subject to other conditions described in Section III. 12 (Conditions to the Offer) of this Offer to Purchase.

Completion of the Merger is also subject to the satisfaction of certain conditions, including (i) the purchase of Bankrate shares by Purchaser in the Offer and (ii) the approval and adoption of the Merger Agreement, if required, by the requisite vote of the shareholders of Bankrate. If Purchaser accepts Bankrate shares for payment pursuant to the Offer, Purchaser will have sufficient voting power alone or with the irrevocable proxies granted to it under the Support Agreement to adopt the Merger Agreement without the vote in favor of the adoption of the Merger Agreement by any other holder of Bankrate shares. In addition, if Purchaser, Parent and any subsidiary of Parent collectively own 80% or more of the outstanding Bankrate shares, including as a result of exercising the Top-Up Option, which under the terms and conditions of the Merger Agreement we may be required to do as described below, under applicable law, Purchaser and Parent will be able to complete the Merger without a vote on the adoption of the Merger Agreement by the holders of Bankrate shares. In such event, under the terms of the Merger Agreement, Parent, Purchaser and Bankrate have agreed to take all necessary and appropriate action to cause the Merger to be effected promptly without a meeting of shareholders of Bankrate. See Section I. 13 (The Merger Agreement) of this Offer to Purchase for more information. In addition, certain Bankrate directors and members of Bankrate’s management have entered into Support Agreements pursuant to which each such person has agreed to vote for approval of the Merger Agreement. See Section I. 2 (The Support Agreements) for more information.

Bankrate has informed Purchaser that, as of August 7, 2009, there were 19,148,003 Bankrate shares issued and outstanding (including the restricted shares). Based upon the foregoing, the Minimum Condition will be satisfied if 9,574,002 Bankrate shares are validly tendered and not withdrawn prior to the Expiration Date of the Offer. The directors and executive officers who have entered into Support Agreements currently hold 4,572,966 Bankrate shares (including restricted shares), constituting approximately 24% of Bankrate’s outstanding common stock (included restricted shares), or approximately 28% assuming such directors and executive officers exercise all of their “in the money” options to acquire shares of Bankrate common stock. Under the Support Agreements, these 4,572,966 Bankrate shares may not be tendered in the Offer and will not count towards the 9,574,002 Bankrate shares required to meet the minimum condition; however, Purchaser may waive the Minimum Condition, at its sole option, if the sum of the number of Bankrate shares validly tendered and not withdrawn plus the number of Bankrate shares subject to the Support Agreements is at least equal to 9,574,002.

See Section III. 5 (Material United States Federal Income Tax Consequences of the Offer and the Merger) of this Offer to Purchase for a summary of the material United States federal income tax consequences of the exchange of Bankrate shares for cash in the Offer or pursuant to the Merger.

If, between the date of the Merger Agreement and the effective time of the Merger, any change in the outstanding Bankrate shares, or securities convertible or exchangeable into or exercisable for Bankrate shares, shall occur as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of Bankrate shares, or any stock dividend or stock distribution with a record date during such period (excluding, in each case, normal quarterly cash dividends), merger or other similar transaction, the Offer Price shall be equitably adjusted to reflect such change.

This Offer to Purchase and the Letter of Transmittal for the Offer contain important information about the Offer and should be read carefully and in their entirety before any decision is made with respect to the Offer.

III. THE TENDER OFFER

1.	Terms of the Offer; Expiration Date

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment) and the Merger Agreement, Purchaser shall accept for payment and pay for Bankrate shares validly tendered and not validly withdrawn pursuant to the Offer promptly after the Expiration Date in accordance with the procedures set forth in Section III. 4 (Withdrawal Rights). If the conditions to the Offer are satisfied or waived, Purchaser will purchase all Bankrate shares validly tendered and not validly withdrawn as described above.

The obligation of Purchaser to accept for payment, and pay for all Bankrate shares tendered pursuant to the Offer shall be subject to the Minimum Condition as well as the other conditions described in Section III. 12 (Conditions to the Offer). The Purchaser may terminate the Offer without purchasing any Bankrate shares if certain events described in Section III. 12 (Conditions to the Offer) occur.

The Minimum Condition may be waived by Purchaser, at its sole option, (i) if the number of Bankrate shares validly tendered and not withdrawn shall be at least equal to the difference between (x) a majority of the outstanding Bankrate shares, which is the minimum number of Bankrate shares required to approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement pursuant to the organizational documents of Bankrate and the FBCA, less (y) the number of Bankrate shares subject to Support Agreements or (ii) with the prior written consent of Bankrate.

Unless the Merger Agreement is terminated in accordance with its terms, if at any scheduled Expiration Date, any of the conditions of the Offer shall not have been satisfied or earlier waived by Purchaser (or Parent on its behalf), Purchaser may, in its sole discretion, extend the Offer and the Expiration Date for one or more periods of up to 20 business days each, the length of each such period to be determined by Purchaser in its sole discretion. In no event will Purchaser be required to, or will Parent be required to cause Purchaser to, extend the Offer or the Expiration Date beyond April 22, 2010. There can be no assurance that Purchaser will exercise its rights to extend the Offer.

If Purchaser is delayed in its payment for the Bankrate shares or is unable to pay for Bankrate shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may retain tendered Bankrate shares on behalf of Purchaser, and such Bankrate shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in Section III. 4 (Withdrawal Rights). However, the ability of Purchaser to delay the payment for Bankrate shares which Purchaser has accepted for payment is limited by Rule 14e-1 promulgated under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by, or on behalf of, holders of securities promptly after the termination or withdrawal of the Offer.

The Purchaser will accept for payment and pay for all Bankrate shares validly tendered and not validly withdrawn pursuant to the Offer if all of the conditions to the Offer are satisfied or waived on the Expiration Date. Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d) and 14e-1(d) promulgated under the Exchange Act, which require that material changes be promptly disseminated to holders of Bankrate shares in a manner reasonably designed to inform such holders of such change), Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release.

If Purchaser makes a material change in the terms of the Offer, or if it waives a material condition to the Offer, Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 promulgated under the Exchange Act. The minimum period during which an Offer must remain open following material changes in the terms of the Offer, other than a change in price or a change in the percentage of securities sought or a change in any dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality of the changes. A minimum ten business day period from the date of such change is generally required to allow for adequate dissemination of new information to shareholders in connection with a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer’s soliciting fee. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Daylight Savings time. The requirement to extend the Offer will not apply to the extent that the number of business days remaining between the occurrence of the change and the then-scheduled Expiration Date equals or exceeds the minimum extension period that would be required because of such amendment.

If, on or before the Expiration Date, Purchaser increases the consideration being paid for Bankrate shares accepted for payment pursuant to the Offer, such increased consideration will be paid to all shareholders whose Bankrate shares are purchased in the Offer, whether or not such Bankrate shares were tendered before the announcement of the increase in consideration.

The Purchaser reserves the right to transfer or assign to one or more of Parent or Parent’s direct or indirect subsidiaries, in whole or from time to time in part, the right to purchase all or any portion of the Bankrate shares tendered into the Offer, but any such transfer or assignment will not relieve Purchaser (or Parent) of its obligations under the Offer or prejudice the rights of tendering shareholders to receive payment for Bankrate shares validly tendered and accepted for payment pursuant to the Offer.

Bankrate has provided Purchaser with its shareholder and option holder lists and security position listings for the purpose of disseminating the Offer to holders of Bankrate shares. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Bankrate shares, and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder lists, or, if applicable, who are listed as participants in a clearing agency’s security position listing. The Schedule 14D-9 will also be included in the package of materials.

2.	Acceptance for Payment and Payment for Bankrate Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, and will pay for, all Bankrate shares validly tendered prior to the Expiration Date and not properly withdrawn, promptly after the Expiration Date. Subject to applicable rules of the SEC, Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Bankrate shares in order to comply in whole or in part with any other applicable law. If Purchaser desires to delay payment for Bankrate shares accepted for payment pursuant to the Offer, and such delay would otherwise be in contravention of Rule 14e-1 of the Exchange Act, Purchaser will extend the Offer. In all cases, payment for Bankrate shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the Certificates evidencing such Bankrate shares or timely confirmation of a book-entry transfer of such Bankrate shares (a “Book-Entry Confirmation”) into the Depositary’s account at the depository trust company (“DTC”) pursuant to the procedures set forth in Section III. 3 (Procedures for Tendering Bankrate Shares), (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an “Agent’s Message” in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. An “Agent’s Message” is a message, transmitted by electronic means to, and received by, the Depositary and forming a part of a Book-Entry Confirmation which states that DTC has received an express acknowledgment from the participant in DTC tendering the Bankrate shares which are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Bankrate shares validly tendered and not validly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary, as agent for the tendering shareholders, of Purchaser’s acceptance for payment of such Bankrate shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Bankrate shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering shareholders whose Bankrate shares have been accepted for payment.

If any tendered Bankrate shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Certificates are submitted evidencing more Bankrate shares than are tendered, Certificates evidencing unpurchased Bankrate shares will be returned, without expense to the tendering shareholder (or, in the case of Bankrate shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section III. 3 (Procedures for Tendering Bankrate Shares), such Bankrate shares will be credited to an account maintained at DTC), as promptly as practicable following the expiration or termination of the Offer.

3.	Procedures for Tendering Bankrate Shares

Except as set forth below, in order for Bankrate shares to be validly tendered pursuant to the Offer, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (i) the Certificates evidencing tendered Bankrate shares must be received by the Depositary at such address or such Bankrate shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary (including an Agent’s Message if the tendering shareholder has not delivered a Letter of Transmittal), in each case on or prior to the Expiration Date or (ii) the tendering shareholder must comply with the guaranteed delivery procedures described below. No alternative, conditional or contingent tenders will be accepted.

Book-Entry Transfer

The Depositary will establish accounts with respect to the Bankrate shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s system may make a book-entry delivery of Bankrate shares by causing DTC to transfer such Bankrate shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Bankrate shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering shareholder must comply with the guaranteed delivery procedures described below. Delivery of documents to DTC does not constitute delivery to the Depositary.

Signature Guarantees

Signatures on all Letters of Transmittal must be guaranteed by a firm which is a member of an Eligible Institution, except in cases where Bankrate shares are tendered (i) by a registered holder of Bankrate shares who has not completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) for the account of an Eligible Institution. If a Certificate is registered in the name of a person other than the signatory of the Letter of Transmittal (or a facsimile thereof), or if payment is to be made, or a Certificate not accepted for payment or not tendered is to be returned, to a person other than the registered holder(s), then the Certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Certificate, with the signature(s) on such Certificate or stock powers guaranteed by an Eligible Institution. If the Letter of Transmittal or stock powers are signed or any Certificate is endorsed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and, unless waived by Purchaser, proper evidence satisfactory to Purchaser of their authority to so act must be submitted. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery

If a shareholder desires to tender Bankrate shares pursuant to the Offer and the Certificates evidencing such shareholder’s Bankrate shares are not immediately available or such shareholder cannot deliver the Certificates and all other required documents to the Depositary prior to the Expiration Date, or such shareholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Bankrate shares may nevertheless be tendered, provided that all the following conditions are satisfied:

(i) such tender is made by or through an Eligible Institution;

(ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

(iii) the Certificates (or a Book-Entry Confirmation) evidencing all tendered Bankrate shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in connection with a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three Nasdaq Global Select Market trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which The Nasdaq Global Select Market is open for business.

The Notice of Guaranteed Delivery may be delivered by mail or transmitted by telegram or facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser.

In all cases, payment for Bankrate shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of the Certificates evidencing such Bankrate shares, or a Book-Entry Confirmation of the delivery of such Bankrate shares, and the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal, or an Agent’s Message in the case of a book-entry transfer.

The method of delivery of Certificates and all other required documents, including delivery through DTC, is at the option and risk of the tendering shareholder, and the delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Determination of Validity

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Bankrate shares will be determined by Purchaser in its sole discretion. Purchaser reserves the absolute right to reject any and all tenders determined by them not to be in proper form or the acceptance for payment of which may, in the opinion of their counsel, be unlawful. Purchaser reserves the absolute right to waive any condition of the Offer (other than those conditions for which the waiver or modification is limited as described above in Section III. 1 (Terms of the Offer; Expiration Date) and Purchaser reserves the absolute right to waive any defect or irregularity in the tender of any particular Bankrate shares or any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders, and Purchaser’s interpretations of the terms and conditions of the Offer will be final and binding on all persons. No tender of Bankrate shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders, or any waiver thereof, or incur any liability for failure to give any such notification.

Other Requirements

By executing the Letter of Transmittal as set forth above, a tendering shareholder irrevocably appoints designees of Purchaser as such shareholder’s proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such shareholder’s rights with respect to the Bankrate shares tendered by such shareholder and accepted for payment by Purchaser (and with respect to any and all other Bankrate shares or other securities issued or issuable in respect of such Bankrate shares on or after the date of this Offer to Purchase). All such proxies shall be considered coupled with an interest in the tendered Bankrate shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts such Bankrate shares for payment. Upon such acceptance for payment, all prior proxies given by such shareholder with respect to such Bankrate shares (and such other Bankrate shares and securities) will be revoked without further action, and no subsequent proxies may be given nor any subsequent written consent executed by such shareholder (and, if given or executed, will not be deemed to be effective) with respect thereto. The designees of Purchaser will, with respect to the Bankrate shares for which the appointment is effective, be empowered to exercise all voting and other rights of such shareholder as they in their sole discretion may deem proper at any annual or special meeting of Bankrate’s shareholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. The Purchaser reserves the right to require that, in order for Bankrate shares to be deemed validly tendered, immediately upon Purchaser’s payment for such Bankrate shares, Purchaser must be able to exercise full voting rights with respect to such Bankrate shares.

The acceptance for payment by Purchaser of Bankrate shares pursuant to any of the procedures described above will constitute a binding agreement between the tendering shareholder and Purchaser upon the terms and subject to the conditions of the Offer.

4.	Withdrawal Rights

Tenders of the Bankrate shares made pursuant to the Offer are irrevocable except that such Bankrate shares may be withdrawn at any time prior to the initial Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after September 26, 2009. If Purchaser extends the Offer, is delayed in its acceptance for payment of Bankrate shares or is unable to accept Bankrate shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer or Bankrate’s rights under the Merger Agreement, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Bankrate shares, and such Bankrate shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described in this section. Any such delay will be accompanied by an extension of the Offer to the extent required by law.

For a withdrawal to be effective, a written, or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Bankrate shares to be withdrawn, the number of Bankrate shares to be withdrawn and the name of the registered holder of such Bankrate shares, if different from that of the person who tendered such Bankrate shares. If Certificates evidencing Bankrate shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Bankrate shares have been tendered for the account of an Eligible Institution. If Bankrate shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section III. 3 (Procedures for Tendering Bankrate Shares), any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Bankrate shares and must otherwise comply with DTC’s procedures.

Withdrawals of tenders of Bankrate shares may not be rescinded, and Bankrate shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Bankrate shares may be retendered by again following the procedures described in Section III. 3 (Procedures for Tendering Bankrate Shares), at any time prior to the Expiration Date or during a subsequent offering period if one is provided.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Parent or Purchaser, in their sole discretion, whose determination will be final and binding. None of Parent, Purchaser, the Depositary, the Information Agent or any other person will be under a duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Material United States Federal Income Tax Consequences of the Offer and the Merger

The following is a summary of the material United States federal income tax consequences to beneficial holders of Bankrate shares upon the tender of Bankrate shares for cash pursuant to the Offer and the exchange of Bankrate shares for cash pursuant to the Merger. This summary is general in nature and does not discuss all aspects of United States federal income taxation that may be relevant to you in light of your particular circumstances. In addition, this summary does not describe any tax consequences arising under the laws of any local, state or foreign jurisdiction and does not consider any aspects of United States federal tax law other than income taxation. This summary deals only with Bankrate shares held as capital assets within the meaning of section 1221 of the United States Internal Revenue Code of 1986, as amended (the “Code”) (generally property held for investment), and does not address tax considerations applicable to any holder of Bankrate shares that may be subject to special treatment under the United States federal income tax laws, including:

•	a bank or other financial institution;

•	a tax-exempt organization;

•	a retirement plan or other tax-deferred account;

•	a partnership, an S corporation or other pass-through entity (or an investor in a partnership, S corporation or other pass-through entity);

•	an insurance company;

•	a mutual fund;

•	a real estate investment trust;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of Bankrate shares subject to the alternative minimum tax provisions of the Code;

•	a holder of Bankrate shares that received the Bankrate shares through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a person that has a functional currency other than the United States dollar;

•	a person that holds the Bankrate shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction;

•	a United States expatriate; or

•	any holder of Bankrate shares that entered into a Support Agreement as part of the transactions described in this Offer to Purchase.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Bankrate shares, the tax treatment of a holder that is a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. Such holders should consult their own tax advisors regarding the tax consequences of exchanging the Bankrate shares pursuant to the Offer or pursuant to the Merger.

This summary is based on the Code, the regulations promulgated under the Code, and rulings and judicial decisions, all as in effect as of the date of this Offer to Purchase, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect. We have not sought, and do not intend to seek, any ruling from the United States Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The discussion set out below is intended only as a summary of the material United States federal income tax consequences to a holder of Bankrate shares. We urge you to consult your own tax advisor with respect to the specific tax consequences to you in connection with the Offer and the Merger in light of your own particular circumstances, including federal estate, gift and other non-income tax consequences, and tax consequences under state, local or foreign tax laws.

United States Holders

For purposes of this discussion, the term “United States holder” means a beneficial owner of Bankrate shares that is, for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation (or any other entity or arrangement treated as a corporation for United States federal income tax purposes), organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation, regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and (ii) one or more United States persons have the authority to control all substantial decisions of the trust.

Payments with Respect to Bankrate Shares

The exchange of Bankrate shares for cash pursuant to the Offer or pursuant to the Merger will be a taxable transaction for United States federal income tax purposes, and a United States holder who receives cash for Bankrate shares pursuant to the Offer or pursuant to the Merger will recognize gain or loss, if any, equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the Bankrate shares. Gain or loss will be determined separately for each block of Bankrate shares (i.e., Bankrate shares acquired at the same cost in a single transaction). Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if such United States holder’s holding period for the Bankrate shares is more than one year at the time of the exchange of such holder’s Bankrate shares for cash. Long-term capital gain recognized by an individual holder generally is subject to tax at a lower rate than short-term capital gain or ordinary income. There are limitations on the deductibility of capital losses.

Backup Withholding Tax

Proceeds from the exchange of Bankrate shares pursuant to the Offer or pursuant to the Merger generally will be subject to backup withholding tax at the applicable rate (currently 28%) unless the applicable United States holder or other payee provides a valid taxpayer identification number and complies with certain certification procedures or otherwise establishes an exemption from backup withholding tax. Any amounts withheld under the backup withholding tax rules from a payment to a United States holder will be allowed as a credit against that holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS. Each United States holder should complete and sign the substitute form W-9, which will be included with the Letter of Transmittal to be returned to the Depositary, to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary.

Non-United States Holders

The following is a summary of certain United States federal income tax consequences that will apply to you if you are a Non-United States holder of Bankrate shares. The term “Non-United States holder” means a beneficial owner, other than a partnership, of a Bankrate share that is:

•	a nonresidential alien individual;

•	a foreign corporation; or

•	a foreign estate or trust.

The following discussion applies only to Non-United States holders, and assumes that no item of income, gain, deduction or loss derived by the Non-United States holder in respect of Bankrate shares at any time is effectively connected with the conduct of a United States trade or business. Special rules, not discussed herein, may apply to certain Non-United States holders, such as:

•	certain former citizens or residents of the United States;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	corporations that accumulate earnings to avoid United States federal income tax;

•	investors in pass-through entities that are subject to special treatment under the Code; and

•	Non-United States holders that are engaged in the conduct of a United States trade or business.

Payments with Respect to Bankrate Shares

Payments made to a Non-United States holder with respect to Bankrate shares exchanged for cash in the Offer or pursuant to the Merger generally will be exempt from United States federal income tax. However, if the Non-United States holder is an individual who was present in the United States for 183 days or more in the taxable year and certain other conditions are met, such holder will be subject to tax at a flat rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of the Bankrate shares, net of applicable United States losses from sales or exchanges of other capital assets recognized by the holder during the year.

Backup Withholding Tax

A Non-United States holder may be subject to backup withholding tax with respect to the proceeds from disposition Bankrate shares pursuant to this Offer to Purchase or pursuant to the Merger, unless, generally, the Non-United States holder certifies under penalties of perjury on an appropriate IRS form W-8 that the

Non-United States holder is not a United States person, or the Non-United States holder otherwise establishes an exemption in a manner satisfactory to the Depositary.

Any amounts withheld under the backup withholding tax rules will be allowed as a refund or a credit against the Non-United States holder’s United States federal income tax liability, provided the required information is furnished to the IRS.

The foregoing summary does not discuss all aspects of United States federal income taxation that may be relevant to particular holders Bankrate shares. Holders of Bankrate shares should consult their own tax advisors as to the particular tax consequences to them of tendering their Bankrate shares for cash pursuant to this Offer to Purchase or exchanging their Bankrate shares for cash in the Merger under any federal, state, foreign or other tax laws.

6.	Price Range of Bankrate Shares; Dividends on Bankrate Shares

Bankrate shares are listed on The Nasdaq Global Select Market under the symbol “RATE.” Bankrate shares were listed on The Nasdaq Stock Market from May 13, 1999 to January 26, 2001, and subsequently have been listed on The Nasdaq Stock Market at all times since January 9, 2003. Between January 27, 2001 and January 8, 2003, Bankrate shares were traded on the over the counter bulletin board.

The following table sets forth, for each of the periods indicated, the high and low closing sales prices per share of Bankrate common stock on The Nasdaq Global Select Market.

	High	Low

Year Ended December 31, 2007:
First Quarter	$44.77	$32.94
Second Quarter	50.69	33.91
Third Quarter	51.96	36.21
Fourth Quarter	53.05	35.92

Year Ended December 31, 2008:
First Quarter	$56.85	$39.12
Second Quarter	54.99	39.04
Third Quarter	39.12	25.13
Fourth Quarter	38.62	23.05

Year Ending December 31, 2009:
First Quarter	$39.45	$16.05
Second Quarter	31.83	23.74
Third Quarter (through July 27, 2009)	28.72	22.84

On July 21, 2009, the last trading day before Parent and Bankrate announced that they had entered into the Merger Agreement, the last sale price of Bankrate shares reported on The Nasdaq Global Select Market was $24.62 per share; therefore, the Offer Price of $28.50 per share represents a premium of 15.76% over such price. On July 27, 2009, the last trading day prior to the printing of this Offer to Purchase, the last sale price of Bankrate shares reported on The Nasdaq Global Select Market was $28.69 per share. Shareholders are urged to obtain current market quotations for Bankrate shares before making a decision with respect to the Offer.

Bankrate has never declared or paid any cash dividends on its capital stock. In addition, under the terms of the Merger Agreement, Bankrate is not permitted to declare or pay dividends in respect of Bankrate shares unless approved in advance by Parent in writing.

7.	Effects on the Company if the Offer is Not Consummated

If the Offer is not consummated for any reason, shareholders will not receive any payment for their shares in connection with the Offer. Instead, Bankrate will remain an independent public company and Bankrate’s shares will continue to be listed on The Nasdaq Global Select Market. In addition, if the Offer is not consummated, we expect that management will operate the business in a manner similar to that in which it is being operated today and that Bankrate shareholders will continue to be subject to the same risks and opportunities as they currently are, including, among other things, that Bankrate’s operations can be materially affected by competition in its target markets and by overall market conditions, among other factors. Accordingly, if the Offer is not consummated, there can be no assurance as to the effect of these risks and opportunities on the future value of your Bankrate shares. From time to time, Bankrate’s board of directors will evaluate and review, among other things, the business operations, properties, dividend policy and capitalization of Bankrate and make such changes as are deemed appropriate and continue to seek to identify strategic alternatives to enhance shareholder value. If the Offer is not consummated for any reason, there can be no assurance that any other transaction acceptable to Bankrate will be offered, or that the business, prospects or results of operations of Bankrate will not be adversely impacted.

8.	Possible Effects of the Offer on the Market for the Bankrate Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations

Possible Effects of the Offer on the Market for the Bankrate Shares

If the Offer is consummated but the Merger does not take place, the number of shareholders, and the number of Bankrate shares that are still in the hands of the public, may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market) for Bankrate shares held by shareholders other than Purchaser. We cannot predict whether the reduction in the number of Bankrate shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Bankrate shares or whether such reduction would cause future market prices to be greater or less than the price paid in the Offer. If the Merger is consummated, shareholders not tendering their Bankrate shares in the Offer will receive cash in an amount equal to the price per share paid in the Offer. Therefore, if the Merger takes place, the only difference between tendering and not tendering Bankrate shares in the Offer is that tendering shareholders will be paid earlier.

Stock Exchange Listing

Depending upon the number of Bankrate shares purchased pursuant to the Offer, the Bankrate shares may no longer meet the standards for continued listing on The Nasdaq Global Select Market. If, as a result of the purchase of Bankrate shares pursuant to the Offer, the Bankrate shares no longer meet the criteria for continued listing on The Nasdaq Global Select Market, the market for the Bankrate shares could be adversely affected. According to The Nasdaq Global Select Market published guidelines, for the Bankrate shares to meet the criteria for continued listing on The Nasdaq Global Select Market, among other things: (i) the price of a share must be at least $1.00; (ii) there must be at least than 400 shareholders, and (iii) there must be at least 750,000 publicly held Bankrate shares, the aggregate market value of publicly held Bankrate shares must be at least $5.0 million, and there must be at least two registered and active market makers (unless Bankrate’s shareholder equity falls below $10.0 million, in which case more stringent requirements apply). If, as a result of the purchase of Bankrate shares pursuant to the Offer, the Bankrate shares no longer meet the requirements of The Nasdaq Global Select Market for continued listing and the listing of Bankrate shares is discontinued, the market for and/or the value of the Bankrate shares could be adversely affected.

If The Nasdaq Global Select Market were to delist the Bankrate shares (which we intend to cause Bankrate to seek if we acquire control of Bankrate and the Bankrate shares no longer meet The Nasdaq Global Select Market listing requirements), it is possible that the Bankrate shares would trade on another securities exchange or in the over-the-counter market and that price quotations for the Bankrate shares would be reported by such exchange or other sources. The extent of the public market for the Bankrate shares and availability of such quotations would, however, depend upon such factors as the number of holders and the aggregate market value of the publicly-held Bankrate shares at such time, the interest in maintaining a market in the Bankrate shares on the part of securities firms and the possible termination of registration of the Bankrate shares under the Exchange Act.

Registration under the Exchange Act

The Bankrate shares are currently registered under the Exchange Act. The purchase of the Bankrate shares pursuant to the Offer may result in the Bankrate shares becoming eligible for deregistration under the Exchange Act. Registration may be terminated upon application of Bankrate to the SEC if the Bankrate shares are neither listed on a national securities exchange nor held by three hundred or more holders of record. Termination of the registration of the Bankrate shares under the Exchange Act, assuming there are no other securities of Bankrate subject to registration, would substantially reduce the information required to be furnished by Bankrate to holders of Bankrate shares and to the SEC and would make certain of the provisions of the Exchange Act, such as the periodic reporting requirements of Section 13, the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with a shareholder’s meeting and the related requirement to furnish an annual report to shareholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going-private” transactions, no longer applicable to Bankrate. Furthermore, “affiliates” of Bankrate and persons holding “restricted securities” of Bankrate may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act. If registration of the Bankrate shares under the Exchange Act were terminated, the Bankrate shares would no longer be “margin securities” or eligible for stock exchange listing. We believe that the purchase of the Bankrate shares pursuant to the Offer may result in the Bankrate shares becoming eligible for deregistration under the Exchange Act, and it would be our intention to cause Bankrate to terminate registration of the Bankrate shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration of the Bankrate shares are met.

If registration of the Bankrate shares under the Exchange Act is not terminated prior to the Merger, then the registration of the Bankrate shares under the Exchange Act and the listing of the Bankrate shares on The Nasdaq Global Select Market will be terminated following the completion of the Merger.

Margin Regulations

The Bankrate shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Bankrate shares. Depending upon factors similar to those described above regarding listing and market quotations, following the purchase of Bankrate shares pursuant to the Offer the Bankrate shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

9.	Certain Information Concerning Bankrate

Bankrate is a Florida corporation, with principal executive offices at 11760 U.S. Highway One, Suite 200, North Palm Beach, Florida 33408. The telephone number of Bankrate’s principal executive offices is (561) 630-2400.

The following description of Bankrate and its business has been taken from Bankrate’s Annual Report on Form 10-K for the year ended December 31, 2008 (the “Form 10-K”), and is qualified in its entirety by reference to such Form 10-K:

Bankrate was founded approximately 30 years ago as a print publisher of the newsletter Bank Rate Monitor. From 1976 through 1996, Bankrate’s principal business was the publication of print newsletters, the syndication of unbiased editorial bank and credit product research to newspapers and magazines and advertising sales of the Mortgage Guide and the CD & Deposit Guide, a newspaper-advertising table consisting of product and rate information from local mortgage companies and financial institutions. The company that Bankrate operates today was incorporated in the State of Florida in 1993.

In 1996, Bankrate began its online operations by placing its editorially unbiased research on its web site, Bankrate.com. By offering information online, Bankrate created new revenue opportunities through the sale of graphical and hyperlink advertising associated with its rate and yield tables. Over the following decade, Bankrate implemented a strategy to concentrate on building its online operations, and has added to and complimented these operations through acquisitions.

Bankrate now regularly surveys more than 4,800 financial institutions in more than 575 markets in all 50 states to compile current, objective, and unbiased information. Because Bankrate has developed a reputation of providing current, objective, and unbiased information, hundreds of print and online partner publications have come to depend on it as their trusted source for financial rates and information.

Financial Information

The audited consolidated financial statements of Bankrate as of and for the fiscal years ended December 31, 2007 and December 31, 2008 are incorporated herein by reference to Item 8 to Bankrate’s Form 10-K, and the unaudited consolidated financial statements of Bankrate as of and for the quarter ended March 31, 2009 are incorporated herein by reference to Item 1 to Bankrate’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.

Summary Consolidated Financial Information

The following tables set forth certain summary historical consolidated financial information for the Company for the fiscal years ended December 31, 2007 and December 31, 2008 and the fiscal three months ended March 31, 2008 and March 31, 2009. This summary financial information has been derived from, and should be read in conjunction with, our audited consolidated financial statements as of, and for, the years ended December 31, 2007 and December 31, 2008, which are incorporated herein by reference to our annual report on Form 10-K for the year ended December 31, 2008, and our unaudited consolidated financial information as of, and for the nine months ended, March 31, 2008 and March 31, 2009, which is incorporated herein by reference from our quarterly report on Form 10-Q for the three months ended March 31, 2009. We do not anticipate that the cost of this Offer will have a material effect on the summary financial information presented below.

	Three Months Ended		Year Ended
	March 31,		December 31,
	2009	2008	2008	2007
	($ thousands except per share data)

BALANCE SHEET:
Cash and cash equivalents	$47,038	$66,072	$46,055	$125,058
Working capital	56,883	81,903	48,874	139,437
Current assets	70,092	93,506	71,046	150,338
Non-current assets	197,686	146,135	199,704	78,016
Total assets	267,778	239,641	270,750	228,354
Current liabilities	13,209	11,603	22,172	10,901
Non-current liabilities	142	285	148	187
Total liabilities	13,351	11,888	22,320	11,088
Stockholders’ equity (deficiency)	254,427	227,753	248,430	217,266
Book value per share	$13.53	$12.06	$13.18	$11.79

	Three Months Ended		Year Ended
	March 31,		December 31,
	2009	2008	2008	2007
	($ thousands except per share data)

STATEMENT OF OPERATIONS:
Revenue	38,337	42,463	166,855	95,592
Cost of revenues	14,995	16,406	66,095	25,847
Gross profit	23,342	26,057	100,760	69,745
Operating expenses	15,224	15,195	67,658	42,099
Other income (expense)	10	846	1,562	6,688
Net income from continuing operations	4,715	6,834	20,998	20,054
Net income	4,715	6,834	19,621	20,054
Net income per common share from continuing operations — basic	$0.25	$0.36	$1.11	$1.09
Net income per common share from continuing operations — diluted	$0.25	$0.35	$1.08	$1.04
Net income per common share — basic	$0.25	$0.36	$1.04	$1.09
Net income per common share — diluted	$0.25	$0.35	$1.01	$1.04
Ratio of earnings to fixed charges(1)	47.4	77.5	54.1	60.5

(1)	Fixed charges include gross interest expense, amortization of deferred financing expenses and an amount equivalent to interest included in rental charges. We have assumed that one-third of rental expense is representative of the interest factor.

Certain Projections

In connection with due diligence by the Apax, Bankrate provided certain projected and budgeted financial information concerning Bankrate to the Apax VII Funds. These are described, along with their purpose and intent, in Bankrate’s Schedule 14D-9, which will be filed with the SEC and is being mailed to the shareholders of Bankrate together with this Offer to Purchase. Shareholders of Bankrate are urged to, and should, carefully read Bankrate’s Schedule 14D-9.

10.	Certain Information Concerning Purchaser and Parent

Parent is a Delaware corporation and Purchaser is a Florida corporation. Both companies were formed on July 17, 2009 solely for the purpose of completing the proposed Offer and Merger and have conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger and arranging financing therefor. Upon the consummation of the Merger, Purchaser will cease to exist and Bankrate will continue as the surviving corporation. Until immediately prior to the time Purchaser purchases Bankrate shares pursuant to the Offer, it is not anticipated that Parent or Purchaser will have any significant assets or liabilities or engage in activities other than those incidental to their formation and capitalization and the transactions contemplated by the Offer and the Merger. Purchaser is a wholly owned subsidiary of Parent and has not engaged in any business except as contemplated by the Merger Agreement. As of July 22, 2009 all, of the outstanding common stock of Parent is owned by Ben Holding S.à.r.l., a Luxembourg société à responsabilité limitée, which does not engage in any other business other than owning such outstanding common stock of Parent. Ben Holding S.à.r.l. is owned by Apax US VII, L.P., a Cayman Islands exempted limited partnership (holding 7%) and Apax WW Nominees Ltd. (holding 93% as a nominee for Apax Europe VII-A, L.P., Apax Europe VII-B, L.P. and Apax Europe VII-1, L.P., each constituted under English limited partnership law and domiciled in Guernsey). Apax WW Nominees Ltd. does not engage in any other business other than serving as such a nominee. The principal business of the Apax VII Funds is to make investments in, buy, sell, hold, pledge and assign securities. Apax US VII GP, L.P., a Cayman Islands exempted limited partnership, is the general partner of Apax US VII, L.P., which constitutes its principal business. Apax US VII GP, Ltd., a Cayman Islands exempted limited company, is the general partner of Apax US VII GP, L.P., which constitutes its principal business. Apax Europe VII GP L.P. Inc., a Guernsey incorporated limited partnership, is the general partner of each of Apax Europe VII-A, L.P., Apax Europe VII-B, L.P. and Apax Europe VII-1, L.P., which constitutes its principal business. Apax Europe VII GP Co. Limited, a Guernsey incorporated company, is the general partner of Apax Europe VII GP L.P. Inc., which constitutes its principal business. Apax Europe VII GP L.P. Inc. has appointed Apax Partners Europe Managers Limited, a company constituted under English company law, as discretionary investment manager of the investments of Apax Europe VII-A, L.P., Apax Europe VII-B, L.P. and Apax Europe VII-1, L.P. The principal business of Apax Partners Europe Managers Limited is to serve as discretionary investment manager. The principal office address of each of Purchaser and Parent is c/o Mitch Truwit, 601 Lexington Avenue, 53rd Floor, New York, New York 10022. The telephone number at the principal office is (212) 753-6300.

Each of Purchaser and Parent has minimal assets and liabilities other than the contractual rights and obligations related to the Merger Agreement and the financing commitments. See Section III. 11 (Source and Amount of Funds). The Apax VII Funds have committed an aggregate of $570.8 million in cash as capital to Parent solely in connection with completion of the Offer and the Merger and subject to the conditions of the Merger Agreement and the Second Commitment Letter.

The name, business address, citizenship, present principal occupation and employment history of each of the directors, executive officers and control persons of each of Parent and Purchaser and their respective affiliates are set forth in Schedule A to this Offer to Purchase (“Schedule A”). Except as set forth elsewhere in this Offer to Purchase, (i) neither of Parent and Purchaser nor any of the entities or persons listed in Schedule A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) neither of Parent and Purchaser nor any of the entities or persons listed in Schedule A has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Except as set forth elsewhere in this Offer to Purchase (including Schedule A), (i) neither of Parent and Purchaser nor any of the entities or persons listed in Schedule A, beneficially owns or has a right to acquire any Bankrate shares or any other equity securities of Bankrate, and (ii) neither of Parent and Purchaser nor any of the entities or persons referred to in clause (i) above, has effected any transaction in the Bankrate shares or any other equity securities of Bankrate during the past 60 days.

Except as set forth elsewhere in this Offer to Purchase (including Schedule A), (i) neither Parent and Purchaser nor any of the entities or persons listed on Schedule A, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Bankrate and (ii) during the two years prior to the date of this Offer to Purchase, there have been no transactions that would require reporting under the rules and regulations of the SEC between Parent and Purchaser or any of the entities or persons listed in Schedule A, on the one hand, and Bankrate or any of its executive officers, directors and/or affiliates, on the other hand.

11.	Source and Amount of Funds

The Offer is not subject to any financing contingencies. The Purchaser estimates that the total amount of funds necessary to consummate the proposed Offer and Merger and the related transactions is approximately $612.0 million, including $570.8 million to be paid to Bankrate’s shareholders (both amounts include the aggregate value to be contributed to Parent by the Support Executives pursuant to their commitments under the Support Agreements), with the remaining funds to be used to pay customary fees and expenses in connection with the proposed Offer and Merger and the related transactions.

Parent has received a commitment letter from the Apax VII Funds pursuant to which the Apax VII Funds have agreed to invest up to $570.8 million in cash into Parent to fund Purchaser’s payment of the Offer Price for Bankrate shares acquired pursuant to the Offer and the Merger. The Apax VII Funds’ obligation to fund this commitment is subject to the satisfaction or waiver by Parent of the conditions precedent to Parent’s and

Purchaser’s obligations to complete the Offer and the Merger. Bankrate is a direct party to and can enforce a separate equity commitment letter from the Apax VII Funds, pursuant to which the Apax VII Funds have agreed to invest up to $570.8 million in cash into Parent solely to enable Parent to satisfy claims arising out of a breach of Parent’s obligations under the Limited Guarantee. Under the Limited Guarantee, Parent guarantees, in an amount of up $570.8 million, (1) the Parent Termination Fee, (2) Parent’s obligations to pay damages to the Company under the Merger Agreement, and (3) Parent’s or Purchaser’s obligations to perform specifically the terms and provisions of the Merger Agreement, in each case solely to the extent such Parent Termination Fee, damages or specific performance are found in a final judicial determination (or a settlement tantamount thereto) to be due and payable or to be required pursuant to the Merger Agreement. Each commitment letter is enforceable against each of the Apax VII Funds that is a party thereto only in proportion to such party’s respective relative portion of the aggregate commitment. See Section I.13 (The Merger Agreement).

In addition, pursuant to the Support Agreements, in connection with the Merger, the Support Executives have committed to contribute to the capital of Parent Bankrate shares or cash in exchange for the same Parent securities, and in the same proportions of such securities, as will be held by the Apax VII Funds as follows: Mr. Evans has committed to invest $4,500,000, the other executive officers who have entered into a Support Agreement have committed to invest an aggregate of $635,000 and each of Messrs. Morse and O’Block has committed to invest between 30% and 50% of the after-tax value of his equity holdings in Bankrate. The amount to be contributed by each Support Executive was calculated based on each Support Executive’s current equity holdings in Bankrate, based on the Offer Price. Part of a Support Executive’s commitment may be satisfied by contributing Bankrate shares identified as rollover shares pursuant to the terms of the Support Agreement to Parent. The shares so contributed to Parent by or on behalf of the Support Executives will remain outstanding after the Merger, and will not be entitled to receive any merger consideration upon consummation of the Merger. The commitments of the Support Executives terminate upon the earlier to occur of (x) the closing of the Merger or (y) the termination of the Merger Agreement in accordance with its terms. See Section I. 2 (The Support Agreements).

The Purchaser believes that the financial condition of Parent and its affiliates is not material to a decision by a holder of Bankrate shares whether to tender such shares in the Offer because (i) cash is the only consideration that will be paid to the holders of Bankrate shares in connection with the Offer and the Merger, (ii) Purchaser is offering to purchase all of the outstanding Bankrate shares in the Offer, (iii) the Offer is not subject to any financing contingencies and (iv) Parent has available to it sufficient cash and cash equivalents to provide Purchaser with the amount of cash consideration payable to holders of Bankrate shares in the Offer and the Merger.

12.	Conditions to the Offer

The following is a summary of all of the conditions to the Offer, and the Offer is expressly conditioned on the satisfaction of these conditions. For additional detail on each of the conditions described below please refer to the Merger Agreement, a copy of which is filed as an exhibit to the Schedule TO that has been filed with the SEC by Purchaser and Parent in connection with the Offer, and is incorporated in this Offer to Purchase by reference. The Merger Agreement may be examined, and copies obtained, by following the procedures described in Section III. 9 (Certain Information Concerning Bankrate) of this Offer to Purchase.

The Merger Agreement provides that Purchaser (i) is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, pay for any tendered Bankrate shares, and (ii) may delay the acceptance for payment of or, subject to the rules and regulations of the Securities and Exchange Commission, the payment for, any tendered Bankrate shares, if immediately prior to the scheduled expiration of the Offer (as it may be extended pursuant to the Merger Agreement) (A) any waiting period under the HSR Act shall not have expired or been terminated, (B) the Minimum Condition has not been satisfied, or (C) any of the following shall have occurred, or shall exist and be continuing:

•	any order, decree, injunction or ruling restraining or enjoining or otherwise materially delaying or preventing the acceptance for payment of, or the payment for, some or all of the Bankrate shares or otherwise prohibiting consummation of the Offer shall have been issued by any United States or foreign governmental or regulatory agency, commission, court, body, entity or authority or any statute, rule or regulation shall have been enacted that prohibits or makes illegal the acceptance for payment of, or the payment for, some or all of the Bankrate shares;

•	certain of the representations and warranties of Bankrate set forth in the Merger Agreement that relate to its authority to enter into, and the enforceability of, the Merger Agreement, its capitalization, equity interests held by Bankrate or any of its subsidiaries in Bankrate’s significant subsidiaries, the maintenance of internal controls over financial reporting and the compliance of the SEC filings of Bankrate and its significant subsidiaries with the Securities Act, the Exchange Act, the Sarbanes Oxley Act of 2002 and United States GAAP, without giving effect to materiality or “Company Material Adverse Effect” (as defined in the Merger Agreement) qualifications, shall not be true and correct in all material respects at and as of immediately prior to the expiration of the Offer as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct in all material respects only as of such time) and (ii) all of the remaining representations and warranties of the Company set forth in the Merger Agreement, without giving effect to materiality or “Company Material Adverse Effect” qualifications shall not be true and correct at and as of immediately prior to the expiration of the Offer as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true and correct only as of such time) except, with respect to this clause (ii), where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, have a “Company Material Adverse Effect”;

•	Bankrate shall have breached or failed to perform in any material respect any of its covenants or obligations to be performed or complied by it under the Merger Agreement prior to the Expiration Date;

•	Bankrate shall have failed to deliver to Parent a certificate signed by an executive officer of Bankrate dated as of the date on which the Offer expires certifying that the conditions specified in the two bullet points immediately above do not exist;

•	since the date of the Merger Agreement, any fact(s), circumstances(s), event(s), change(s), effect(s) or occurrence(s) shall have occurred, other than as set forth in the Company Disclosure Letter (as defined in the Merger Agreement), which has or have had, individually or in the aggregate, a “Company Material Adverse Effect”;

•	prior to the purchase of Bankrate shares pursuant to the Offer, the Bankrate board of directors shall have withdrawn or modified (including by amendment of the Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act) in a manner adverse to Purchaser the Recommendation or shall have made an Adverse Recommendation Change; or

•	the Merger Agreement shall have been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Parent and Purchaser and, subject to the terms and conditions of the Merger Agreement, may be waived by Parent or Purchaser, in whole or in part, at any time and from time to time until the Expiration Date of the Offer, in the sole discretion of Parent and Purchaser. The Minimum Condition may be waived by Purchaser, at its sole option, (i) if the number of Bankrate shares validly tendered and not withdrawn shall be at least equal to the difference between (x) a majority of the outstanding Bankrate shares, which is the minimum number of Bankrate shares required to approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement pursuant to the organizational documents of Bankrate and the FBCA, less (y) the number of Bankrate shares subject to Support Agreements or (ii) with the prior written consent of Bankrate. Subject to the terms and conditions of the Merger Agreement, the failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right that may be asserted at any time and from time to time until the Expiration Date. The Offer is expressly subject to the satisfaction of each of the foregoing conditions.

If the Offer is terminated pursuant to the foregoing provisions, all tendered Bankrate shares will be promptly returned to the tendering shareholders.

13.	Dividends and Distributions

The Merger Agreement provides that prior to the date on which Purchaser purchases shares of Bankrate’s shares pursuant to the Offer, Bankrate shall not (i) split, combine or reclassify any securities of Bankrate or its subsidiaries or amend the terms of any capital stock of Bankrate or its subsidiaries, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any capital stock or any securities or obligations convertible or exchangeable for capital stock of Bankrate or its subsidiaries other than a dividend or distribution by a subsidiary in the ordinary course of business, or (iii) issue or sell any equity interests of Bankrate or its subsidiaries, or redeem, purchase or otherwise acquire any capital stock or securities convertible into or exchangeable for capital stock of Bankrate or its subsidiaries, other than as permitted under the Merger Agreement.

The Merger Agreement provides that if prior to the effective time of the Merger the number of Bankrate shares is changed into a different number of Bankrate shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split-up, combination, exchange of Bankrate shares or the like, other than pursuant to the Merger, the Offer Price (with respect to any such event effective prior to the Expiration Date) and the merger consideration shall be correspondingly adjusted.

14.  Certain Legal Matters; Regulatory Approvals

General

Four lawsuits have been filed on behalf of a putative class of public shareholders of Bankrate against Bankrate, its directors and officers, Parent and Purchaser. Three of the actions are pending in the Florida Circuit Court, Fifteenth Judicial Circuit, Palm Beach County, styled Pfeiffer v. Evans, et al. (2009-CA-025137-xxxx-MB-AO), Bloch v. Bankrate, Inc., et al. (2009-CA-025312-xxxx-MB-AO), and KBC Asset Management N.V. v. Bankrate, Inc., et al., (2009-CA-025313-xxxx-MB-AJ). The fourth is pending in the United States District Court for the Southern District of Florida: Novickv. Bankrate, Inc. et al. (09-81138-Civ.). Apax Partners LLP is named as a defendant in the KBC Asset Management and Novick actions. The complaints variously allege, among other things, that the defendants breached their fiduciary duties in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement by failing to ensure that shareholders would obtain fair and maximum consideration under the circumstances, and by failing to disclose material information in the public filings. The Pfeiffer complaint also alleges that Bankrate and Parent, the KBC Asset Management complaint alleges that Apax Partners LLP, Parent and Purchaser, and the Novickcomplaint alleges that Apax and Purchaser aided and abetted the breaches of duty. Certain of the complaints variously seek, among other things, certification of a class consisting of owners of Bankrate common stock excluding defendants and their affiliates, an order preliminarily and permanently enjoining the proposed transaction, accounting by the defendants to plaintiff for all damages allegedly caused by them and for all profits and any special benefits obtained as a result of their purported breaches of fiduciary duties, awarding plaintiff appropriate damages plus interest, rescission of the transaction if it is consummated, a judgement directing the individual defendants to exercise their fiduciary duties to obtain a transaction that is in the best interests of shareholders until the process for the sale or auction of Bankrate is completed and the highest possible price is obtained, and attorneys’ fees and expenses. On July 30, 2009, the plaintiff in the Bloch action filed an amended complaint, a motion for expedited proceedings, and a motion to consolidate the three actions pending in the Florida Circuit Court. On July 31, 2009, the plaintiff in the KBC Asset Management action filed an amended complaint, a motion for expedited proceedings, and a motion to consolidate the three actions pending in the Florida Circuit Court. The court in the Bloch action has scheduled a hearing on a plaintiff’s motion for a preliminary injunction for August 20, 2009. The foregoing description does not purport to be complete with respect to the pending litigation and is qualified in its entirety by reference to Exhibits (a)(1), (a)(2), (a)(3), and (a)(4) of the Schedule 13E-3/A filed by Bankrate, Purchaser and Parent in connection with the Offer and the Merger, which exhibits are incorporated herein by reference.

Except as described in this Section III. 14 (Certain Legal Matters; Regulatory Approvals), based on its examination of publicly available information filed by Bankrate with the SEC and other publicly available information concerning Bankrate, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to Bankrate’s business that might be adversely affected by Purchaser’s acquisition of Bankrate shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Bankrate shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under “State Takeover Laws,” such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Bankrate shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Bankrate’s business, any of which under certain conditions specified in the Merger Agreement, could cause Purchaser to elect to terminate the Offer without the purchase of Bankrate shares thereunder under certain conditions. See Section III. 12 (Conditions to the Offer).

Florida Anti-Takeover Statute

Bankrate is subject to Section 607.0902 of the FBCA. Section 607.0902 of the FBCA provides that shares of publicly-held Florida corporations that are acquired in a “control share acquisition” generally will have no voting rights unless such rights are conferred on those shares by the vote of the holders of a majority of all the outstanding shares other than interested shares. A control share acquisition is defined, with certain exceptions, as the acquisition of the ownership of voting shares which would cause the acquiror to have voting power within the following ranges or to move upward from one range into another: (i) one-fifth, but less than one-third; (ii) one-third, but less than a majority; or (iii) a majority or more of such votes.

Section 607.0902 of the FBCA does not apply to an acquisition of shares of a publicly-held Florida corporation (i) pursuant to a merger or share exchange effected in compliance with the FBCA if the publicly-held Florida corporation is a party to the merger or share exchange agreement, or (ii) if such acquisition has been approved by the corporation’s board of directors before the acquisition.

Because Section 607.0902 of the FBCA specifically exempts: (i) an acquisition of shares of a publicly-held Florida corporation which has been approved by the board of directors of the such corporation before the acquisition; and (ii) a merger effected in compliance with the FBCA if the publicly-held Florida corporation is a party to the merger agreement, the provisions of Section 607.0902 of the FBCA are not applicable to the Offer or to the Merger. Bankrate has advised Parent and Purchaser that at the July 22, 2009 meeting of the Bankrate board of directors, by unanimous vote of all directors, the Bankrate board of directors approved the acquisition of the Bankrate shares pursuant to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

Section 607.0901 of the FBCA provides that, unless a specified exception is met, an interested shareholder (i.e., a person owning 10% or more of a corporation’s outstanding voting stock) may not engage in an “affiliated transaction” (including a merger or other significant corporate transactions) with a Florida corporation unless such transaction is approved by two-thirds of the voting Bankrate shares excluding the Bankrate shares beneficially owned by the interested shareholder.

This provision is not applicable under certain circumstances, including when:

•	a majority of the disinterested directors approve the transaction (which has occurred in the case of the Offer and the Merger),

•	the corporation has not had more than 300 shareholders of record at any time during the three years prior to the date on which the affiliated transaction was announced,

•	the interested shareholder has beneficially owned at least 80% of the outstanding voting Bankrate shares for at least five years prior to the date on which the affiliated transaction was announced,

•	the interested shareholder is the beneficial owner of at least 90% of the outstanding voting Bankrate shares exclusive of Bankrate shares acquired directly from the corporation in a transaction not approved by a majority of the disinterested directors,

•	the corporation is an investment company registered under the Investment Company Act of 1940, or

•	in the affiliated transaction, “fair price” consideration (as set forth in Section 607.0901 of the FBCA) is paid to the holders of each class or series of voting Bankrate shares and certain other conditions are met.

Bankrate has advised Parent and Purchaser that Bankrate’s disinterested directors have unanimously approved and voted in favor of the Board’s approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger. Purchaser is not aware of any state takeover laws or regulations which are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations. If any government official or third party should seek to apply any state takeover law to the Offer or the Merger or other business combination between Purchaser or any of its affiliates and Bankrate, Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Bankrate shares, and Purchaser might be unable to accept for payment or pay for Bankrate shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. See Section III. 12 (Conditions to the Offer).

State Takeover Laws

A number of states have adopted takeover laws and regulations that purport to be applicable to attempts to acquire securities of corporations that are incorporated outside those states but that have substantial assets, shareholders, principal executive offices or principal places of business in those states. To the extent that these state takeover statutes (other than under the FBCA) purport to apply to the Offer or the Merger, we believe that those laws conflict with United States federal law and are an unconstitutional burden on interstate commerce. In 1982, the Supreme Court of the United States, in Edgar v. Mite Corp., invalidated on constitutional grounds the Illinois Business Takeovers Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. The reasoning in that decision is likely to apply to certain other state takeover statutes. In 1987, however, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court of the United States held that the State of Indiana could, as a matter of corporate law and, in particular, those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining shareholders, as long as those laws were applicable only under certain conditions. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma because they would subject those corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a federal district court in Florida held, in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

Except as set forth in this Offer to Purchase, Purchaser has not attempted to comply with any state takeover statutes in connection with the Offer or the Merger. Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer or the Merger, and nothing in this Offer to Purchase nor any action that we take in connection with the Offer is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that the statutes in question do not apply or are invalid as applied to the Offer or the Merger, as applicable, Purchaser and Parent may be required to file certain documents with, or receive approvals from, the relevant state authorities, and we might be unable to accept for payment or purchase Bankrate shares tendered in the Offer or be delayed in continuing or consummating the Offer. In that case, Purchaser may not be obligated to accept for purchase, or pay for, any Bankrate shares tendered. See Section III. 12 (Conditions to the Offer).

United States Antitrust Law

Under the HSR Act, and the rules that have been promulgated under the HSR Act by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be completed unless specified information has been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The Offer and the Merger are subject to the filing and waiting period requirements of the HSR Act.

The ultimate parent entity of Parent and Purchaser filed a Notification and Report Form with respect to the Offer and Merger with the Antitrust Division and the FTC on July 28, 2009. Such ultimate parent entity made a request pursuant to the HSR Act for early termination of the 15-day waiting period applicable to the Offer. The FTC granted such request and terminated the waiting period applicable to the Offer on August 3, 2009, effective as of that date.

The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser’s acquisition of Bankrate shares in the Offer and the Merger. At any time before Purchaser’s acquisition of Bankrate shares, the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin Purchaser’s acquisition of Bankrate shares in the Offer, the Merger or otherwise, or seeking the divestiture of substantial assets of Parent, Bankrate or their respective subsidiaries. At any time after Purchaser’s acquisition of Bankrate shares in the Offer and the Merger, the FTC or the Antitrust Division could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking the divestiture of the Bankrate shares acquired by Purchaser in the Offer and the Merger or seeking the divestiture of substantial assets of Parent, Bankrate or their respective subsidiaries.

Private parties, as well as state governments, may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer or the Merger or other acquisition of Bankrate shares by Purchaser on antitrust grounds will not be made or, if such a challenge is made, of the result. See Section III. 12 (Conditions to the Offer) of this Offer to Purchase for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions.

Other Applicable Foreign Antitrust Laws

Other than the filings with the Antitrust Division and the FTC, Parent does not believe that any additional material pre-merger antitrust filings are required with respect to the Offer or the Merger. To the extent that any additional antitrust filings are required pursuant to other applicable foreign antitrust laws, Parent, Purchaser and Bankrate, as appropriate, will make such filings.

15.	Fees and Expenses

Purchaser and Parent have retained the Information Agent and the Depositary for the Offer. Each of the Information Agent and the Depositary will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with its services, including certain liabilities and expenses under United States federal securities laws.

The Information Agent may contact holders of Bankrate shares by mail, telephone, facsimile, email, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Bankrate shares.

Neither Purchaser nor Parent will pay any fees or commissions to any broker or dealer or other person (other than to the Depositary, to the Information Agent and in the event that the laws of one or more jurisdictions require the Offer to be made by a broker or dealer licensed in such jurisdiction, to such broker or dealer) in connection with the solicitation of tenders of Bankrate shares in connection with the Offer. Upon request, Purchaser will reimburse brokers, dealers, banks, trust companies and other nominees for customary mailing and handling expenses incurred by them in forwarding material to their customers.

The following table presents the estimated fees and expenses to be incurred by Purchaser in connection with the Offer:

SEC Registration Fee	$32,682
Legal and Accounting Fees and Expenses	5,241,000
Other Professional Fees and Expenses	4,000,000
Information Agent Fees and Printing and Mailing Expenses	200,000
Depositary	20,000
Miscellaneous Expenses	1,500,000

Total	$11,183,682

16.	Miscellaneous

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Bankrate shares in any jurisdiction in which the making of the Offer or the acceptance of the Offer would not be in compliance with the laws of such jurisdiction. Neither Purchaser nor Parent is aware of any jurisdiction in which the making of the Offer or the acceptance of the Offer would not be in compliance with the laws of such jurisdiction. To the extent that Purchaser or Parent becomes aware of any state law that would limit the class of offerees in the Offer, Purchaser may amend, in its discretion, the Offer and, depending on the timing of such amendment, if any, may extend, in its discretion, the Offer to provide adequate dissemination of such information to holders of Bankrate shares prior to the expiration of the Offer. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser and Parent by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Purchaser or Parent that is not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

The Purchaser and Parent have filed with the SEC a Schedule TO and a Schedule 13E-3, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments to such document. In addition, Bankrate has filed with the SEC a Schedule 14D-9, together with exhibits, containing its recommendation with respect to the Offer and the reasons for such recommendation and furnishing certain additional information with respect to the Offer.

BEN MERGER SUB, INC.

July 28, 2009

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF
PURCHASER, PARENT AND CONTROLLING ENTITIES

1.	Purchaser

Purchaser, a Florida corporation, was formed on July 17, 2009 solely for the purpose of completing the proposed Offer and Merger and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger and arranging financing therefor. Purchaser is a direct subsidiary of Parent and has not engaged in any business except as contemplated by the Merger Agreement. The principal office address of Purchaser is c/o Mitch Truwit, 601 Lexington Avenue, 53rd Floor, New York, New York 10022. The telephone number at the principal office is 212-753-6300.

Directors and Executive Officers of Purchaser

The name, position, business address, citizenship, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Purchaser are set forth below.

Business Address
Name and Position	and Citizenship	Present Principal Occupation or Employment and Employment History

Christian Stahl Director Vice President and Secretary	Apax Partners 601 Lexington Avenue, 53rd Floor, New York, New York 10022 German citizen	Partner of Apax Partners,
Director, Vice President and Assistant Secretary of Parent,
Director of Cengage Learning (previously Thomson Learning),
Director of Tommy Hilfiger,
Director of Central European Media Enterprises (CME), and
Director of Telcast Media Group.

Christian Stahl joined Apax Partners in 1999 and transferred to New York in 2007 where he is currently working. Prior to joining in 1999, Christian Stahl worked at Bain & Company in their German and Boston offices.

Mitch Truwit Director Vice President and Assistant Secretary	Apax Partners 601 Lexington Avenue, 53rd Floor, New York, New York 10022 United States citizen	Partner of Apax Partners,
Director, Vice President and Assistant Secretary of Parent,
Chairman of Maple Tree Holdings,
Director of Hub International I N.S. Co.,
Director of Hub International II N.S. Co.,
Director of Hub International Parent Holdings, Inc.,
Director of Maple Tree Acquisition Corporation,
Director of Maple Tree Holdings GP, LLC,
Director of Hub International Limited, and
Chair of the Audit Committee and Compensation Committee of Hub International Limited.

Mitch Truwit joined Apax Partners in 2006 as a partner in the New York Office. Prior to joining in 2006, Mitch Truwit was President and Chief Executive Officer at Orbitz Worldwide in Chicago. Prior to joining Orbitz Worldwide, Mitch Truwit was the Chief Operating Officer at Priceline.com, Inc.

2.	Parent

Parent, a Delaware corporation, was formed on July 17, 2009 solely for the purpose of completing the proposed Offer and Merger and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger and arranging financing therefor. Parent is a direct subsidiary of Ben Holding S.à.r.l. and has not engaged in any business except as contemplated by the Merger Agreement. The principal office address of Parent is c/o Mitch Truwit, 601 Lexington Avenue, 53rd Floor, New York, New York 10022. The telephone number at the principal office is 212-753-6300.

Directors and Executive Officers of Parent

The name, position, business address, citizenship, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Parent are set forth below.

Business Address
Name and Position	and Citizenship	Present Principal Occupation or Employment and Employment History

Christian Stahl Director Vice President and Assistant Secretary	See respective information under “Directors and Officers of Purchaser” in Section 1 of this Schedule A.	See respective information under “Directors and Officers of Purchaser” in Section 1 of this Schedule A.

Mitch Truwit Director Vice President and Assistant Secretary	See respective information under “Directors and Officers of Purchaser” in Section 1 of this Schedule A.	See respective information under “Directors and Officers of Purchaser” in Section 1 of this Schedule A.

3.	Ben Holding S.à.r.l.

Ben Holding S.à.r.l. is a Luxembourg société à responsabilité limitée, which is owned by Apax US VII, L.P., a Cayman Islands exempted limited partnership (holding 7%) and Apax WW Nominees Ltd. (holding 93% as a nominee for Apax Europe VII-A, L.P., Apax Europe VII-B, L.P. and Apax Europe VII-1, L.P., each constituted under English limited partnership law and domiciled in Guernsey). The principal office address of Ben Holding S.à.r.l. is 41 Boulevard Prince Henri, L-1724 Luxembourg. The telephone number at the principal office is +352 26868726.

Directors and Executive Officers of Ben Holding S.à.r.l.

The name, position, business address, citizenship, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Ben Holding S.à.r.l. are set forth below.

Business Address
Name and Position	and Citizenship	Present Principal Occupation or Employment and Employment History

Andrew Guille Class B Director	Third Floor Royal Bank Place 1 Glategny Esplanade St Peter Port, Guernsey GY1 2HJ Guernsey citizen	Director of Apax Europe VII GP Co. Limited
Director of Apax Guernsey (Holdco) Limited

Prior to joining Apax Partners Guernsey Ltd., Andrew Guille has held a position at International Private Equity Services Ltd. from before 2004 until 31 January 2007.

Business Address
Name and Position	and Citizenship	Present Principal Occupation or Employment and Employment History

Geoffrey Henry Class A Director	41 Boulevard Prince Henri L-1724 Luxembourg Belgian citizen	Director of Facts Services S.à.r.l. in Luxembourg

Prior to joining Fact Services S.à.r.l. as a Chartered Accountant, Geoffrey Henry has been a Senior Manager in the Corporate Finance Department of Deloitte & Touche until December 31, 2004.

Stef Oostvogels Class A Director	Route d’Arlon 291 - BP 603 L-2016 Luxembourg	Partner of Oostvogels Pfister Feyten, a Luxembourg based law firm Stef Oostvogels has been a partner with Oostvogels Pfister Feyten for the past five years.

Belgian citizen

Isabelle Probstel Class B Director	Possartstr. 11 81679 Munich French citizen	Head of Finance at Apax Partners Beteiligungsberatung GmbH Isabelle Probstel has held a position at Apax Partners Beteiligungsberatung GmbH for the past five years.

4.	Apax Europe VII GP Co. Limited

Apax Europe VII GP Co. Limited is a Guernsey incorporated company, which is a direct subsidiary of Apax Guernsey (Holdco) Limited. Apax Europe VII GP Co. Limited is the general partner of Apax Europe VII GP L.P. Inc. Apax Europe VII GP L.P. Inc., a Guernsey incorporated limited partnership, is the general partner of each of Apax Europe VII-A, L.P., Apax Europe VII-B, L.P. and Apax Europe VII-1, L.P. The registered office address of Apax Europe VII GP Co. Limited is Third Floor Royal Bank Place, 1 Glategny Esplanade, St. Peter Port, Guernsey GY1 2HJ. The telephone number at the principal office is +44 1481 810 000.

Directors and Executive Officers of Apax Europe VII GP Co. Limited

The name, position, business address, citizenship, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Apax Europe VII GP Co. Limited are set forth below.

Business Address
Name and Position	and Citizenship	Present Principal Occupation or Employment and Employment History

Andrew Guille Director	See respective information under “Directors and Officers of Ben Holding S.à.r.l.” in item (iii) of this Schedule A.	See respective information under “Directors and Officers of Ben Holding S.à.r.l.” in item (iii) of this Schedule A.

Denise Fallaize Director	Third Floor Royal Bank Place 1 Glategny Esplanade St Peter Port, Guernsey GY1 2HJ Guernsey citizen	Director of Apax Europe VII GP Co. Limited
Director of Apax Guernsey (Holdco) Limited
Prior to joining Apax Partners Guernsey Ltd. Denise Fallaize has held a position at International Private Equity Services Ltd. from before 2004 until 31 January 2007.

Jeremy Arnold Director	Third Floor Royal Bank Place 1 Glategny Esplanade St Peter Port, Guernsey GY1 2HJ Jersey citizen	Director of Apax Europe VII GP Co. Limited
Director of Apax Guernsey (Holdco) Limited
Jeremy Arnold has been retired from accountancy practice for over ten years. He now serves as a professional non-executive director in various entities.

David Staples Director	Third Floor Royal Bank Place 1 Glategny Esplanade St Peter Port, Guernsey GY1 2HJ Guernsey citizen	Director of Apax Europe VII GP Co. Limited

David Staples has been retired from accountancy with PricewaterhouseCoopers since April 2003. He now serves as a professional non-executive director in various entities.

Catherine Brown Director	33 Jermyn Street London SW1Y 6DN British citizen	Director of Apax Europe VII GP Co. Limited Director of Apax Guernsey (Holdco) Limited Catherine Brown has also held a position at Apax Partners UK Ltd. from before 2004 until present.

Stephen Tilton Director	33 Jermyn Street London SW1Y 6DN British citizen	Director of Apax Europe VII GP Co. Limited Director of Apax Guernsey (Holdco) Limited Stephen Tilton has also held a position at Apax Partners UK Ltd. from before 2004 until present.

5.	Apax Guernsey (Holdco) Limited

Apax Guernsey (Holdco) Limited is a Guernsey incorporated company, which is a direct subsidiary of The Hirzel III Trust, a Guernsey charitable trust with RBC Trustees (Guernsey) Limited as trustees. Apax Guernsey (Holdco) Limited is the general partner of Apax Europe VII GP Co. Limited. The principal office address of Apax Guernsey (Holdco) Limited is Third Floor Royal Bank Place, 1 Glategny Esplanade, St Peter Port, Guernsey GY1 2HJ. The telephone number at the principal office is +44 1481 810 000.

Directors and Executive Officers of Apax Guernsey (Holdco) Limited

The name, position, business address, citizenship, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Apax Guernsey (Holdco) Limited are set forth below.

Business Address
Name and Position	and Citizenship	Present Principal Occupation or Employment and Employment History

Andrew Guille Director	See respective information under “Directors and Officers of Ben Holding S.à.r.l.” in Section 3 of this Schedule A.	See respective information under “Directors and Officers of Ben Holding S.à.r.l.” in Section 3 of this Schedule A.

Denise Fallaize Director	See respective information under “Directors and Officers of Apax Europe VII GP Co. Limited” in Section 4 of this Schedule A.	See respective information under “Directors and Officers of Apax Europe VII GP Co. Limited” in Section 4 of this Schedule A.

Jeremy Arnold Director	See respective information under “Directors and Officers of Apax Europe VII GP Co. Limited” in Section 4 of this Schedule A.	See respective information under “Directors and Officers of Apax Europe VII GP Co. Limited” in Section 4 of this Schedule A.

Catherine Brown Director	See respective information under “Directors and Officers of Apax Europe VII GP Co. Limited” in Section 4 of this Schedule A.	See respective information under “Directors and Officers of Apax Europe VII GP Co. Limited” in Section 4 of this Schedule A.

Stephen Tilton Director	See respective information under “Directors and Officers of Apax Europe VII GP Co. Limited” in Section 4 of this Schedule A.	See respective information under “Directors and Officers of Apax Europe VII GP Co. Limited” in Section 4 of this Schedule A.

6.	Apax US VII GP, Ltd.

Apax US VII GP, Ltd., a Cayman Islands exempted limited company, is the general partner of Apax US VII GP, L.P. Apax US VII GP, L.P., a Cayman Islands exempted limited partnership, is the general partner of Apax US VII, L.P. The registered office address of Apax US VII GP, Ltd. is P.O. Box 908GT, George Town, Grand Cayman, KY1-9002, Cayman Islands. The telephone number at the registered office is +1 345 949 0100.

Directors and Executive Officers of Apax US VII GP, Ltd.

The name, position, business address, citizenship, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Apax US VII GP, Ltd. are set forth below.

Business Address
Name and Position	and Citizenship	Present Principal Occupation or Employment and Employment History

John F Megrue Director Chief Executive Officer	Apax Partners, 601 Lexington Avenue, 53rd Floor, New York, New York 10022 United States citizen	Chief Executive Officer of Apax Partners,
Executive Committee Member of Apax Partners, and
Director of Apax US VII GP, Ltd.

John F Megrue originally joined Apax Partners in 1988 and rejoined in 2005 from Saunders, Karp and Megrue. He is now Chief Executive Officer of Apax Partners in New York.

Nico Hansen Vice President	Apax Partners, 601 Lexington Avenue, 53rd Floor, New York, New York 10022 German citizen	Partner of Apax Partners,
Director of The Trizetto Group, Inc.
Director of Xerium Technologies, Inc.,
Vice President of 0783587 B.C. Ltd., and
Vice President of Maple Tree Acquisition Corporation

Nico Hansen joined Apax Partners in 2000 and transferred to New York in 2007 where he is currently working. Prior to joining in 2000, Nico Hansen worked at McKinsey, where he specialized in telecoms.

Christian Stahl Vice President	See respective information under “Directors and Officers of Purchaser” in item (i) of this Schedule A.	See respective information under “Directors and Officers of Purchaser” in item (i) of this Schedule A.

Robert Marsden Chief Financial Officer	Apax Partners, 601 Lexington Avenue, 53rd Floor, New York, New York 10022 United States citizen	Chief Financial Officer of Apax US VII GP, Ltd.

Robert Marsden joined Apax Partners in January 2001. Prior to joining Apax Partners, Robert Marsden was a Senior Audit Manager at PricewaterhouseCoopers.

7.	Apax Partners Europe Managers Limited

Apax Partners Europe Managers Limited, a company constituted under English company law, has been appointed by Apax Europe VII GP L.P. Inc. as discretionary investment manager of the investments of Apax Europe VII-A, L.P., Apax Europe VII-B, L.P. and Apax Europe VII-1, L.P. The principal office address of Apax Partners Europe Managers Limited is 33 Jermyn Street, London, SW1Y 6DN. The telephone number at the principal office is +44 0207 872 6300.

Directors and Executive Officers of Apax Partners Europe Managers Limited

The name, position, business address, citizenship, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Apax Partners Europe Managers Limited are set forth below.

Business Address
Name and Position	and Citizenship	Present Principal Occupation or Employment and Employment History

Martin Halusa Director Chief Executive Officer	33 Jermyn Street, London, SW1Y 6DN Austrian citizen	Chief Executive Officer of Apax Partners Martin Halusa has held a position at Apax Partners for the past five years.

Ian Jones Director	33 Jermyn Street, London, SW1Y 6DN British citizen	Partner of Apax Partners Ian Jones has held a position at Apax Partners for the past five years.

Paul Fitzsimons Director	33 Jermyn Street, London, SW1Y 6DN Irish citizen	Partner of Apax Partners Paul Fitzsimons has held a position at Apax Partners for the past five years.

Stephen Grabiner Director	33 Jermyn Street, London, SW1Y 6DN British citizen	Partner of Apax Partners Stephen Grabiner has held a position at Apax Partners for the past five years.

Manually signed photocopies of the Letter of Transmittal will be accepted. The Letter of Transmittal, certificates for Bankrate shares and any other required documents should be sent or delivered by each shareholder of Bankrate or such shareholder’s broker, dealer, bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

By Registered or Certified Mail: Computershare Trust Company, N.A. c/o Voluntary Corporation Actions P.O. Box 43011 Providence, RI 02940-3011	By Overnight Courier: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions Suite V 250 Royall Street Canton, MA 02021

Fax Number for Eligible Institutions:
(617) 360-6810
Confirmation of Fax:
(781) 575-2332

Questions regarding the Offer, and requests for assistance in connection with the Offer, may be directed to the Information Agent at the address and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery or any other materials related to the Offer may be obtained from the Information Agent. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Shareholders May Call Toll-Free: (888) 750-5834
Banks and Brokers May Call Collect: (212) 750-5833